Form 10-K, Exhibit 13
period 1993-12-31
UNR INDUSTRIES INC
filed 1994-03-29
CIK 315641


FIVE YEAR SUMMARY OF FINANCIAL DATA (in thousands except per share data)

- ----------------------------------------------------------------------------------------------------
   FIVE YEAR SUMMARY OF OPERATIONS      1993          1992          1991          1990          1989
- ----------------------------------------------------------------------------------------------------
   NET SALES                        $363,523      $336,306      $301,199      $320,020      $309,477
   Cost of products sold             286,751       263,245       234,691       249,658       250,475
- ----------------------------------------------------------------------------------------------------
   GROSS PROFIT                       76,772        73,061        66,508        70,362        59,002
- ----------------------------------------------------------------------------------------------------
   OPERATING INCOME                   31,312        30,380        22,702        26,286        20,499
- ----------------------------------------------------------------------------------------------------
   Bankruptcy-related costs               --            --            --            --        (3,200)
   Insurance recovery                     --        13,000            --            --        47,540
   Interest income (expense), net     (1,628)        1,134         4,847         8,517         4,819
- ----------------------------------------------------------------------------------------------------
   Pre-tax income from continuing
     operations                       29,684        44,514        27,549        34,803        69,658
   Income tax provision (benefit)     10,900       (85,400)        8,100        11,900        26,600
- ----------------------------------------------------------------------------------------------------
   INCOME FROM CONTINUING
     OPERATIONS                       18,784       129,914        19,449        22,903        43,058
   Discontinued operations--
     Income (loss) from operations        --           (31)       (2,881)       (1,076)        1,679
     Loss on dispositions                 --        (6,200)           --            --        (3,802)
   Extraordinary items--
     Reorganization matters               --            --            --            --      (109,619)
- ----------------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                 $18,784      $123,683       $16,568       $21,827      $(68,684)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
   Net Income (Loss) Per Share:
     Continuing operations              $.40         $2.88          $.43          $.50          $.94
     Discontinued operations--
       Income (loss) from operations      --            --          (.06)         (.02)          .04
       Loss on dispositions               --          (.14)           --            --          (.08)
     Extraordinary items--
       Reorganization matters             --            --            --            --         (2.39)
- ----------------------------------------------------------------------------------------------------
   NET INCOME (LOSS) PER SHARE          $.40         $2.74          $.37          $.48        $(1.49)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
   Dividends Declared Per
     Common Share                      $1.20         $2.20         $1.20          $.20         $  --
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
   Weighted Average Common Shares
     Outstanding                      47,369        45,040        44,894        45,769        45,892
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
FIVE YEAR SUMMARY OF FINANCIAL DATA
- ----------------------------------------------------------------------------------------------------
   Total Assets                     $271,400      $394,837      $338,613      $316,683      $296,090
   Stockholders' Equity              193,384       232,981       206,272       245,602       235,126
   Dividends Declared                 57,691       102,517        53,745         9,060            --
   Return on Assets                      6.9%         31.3%          4.9%          6.9%        (23.2%)
   Return on Stockholders' Equity        9.7%         53.1%          8.0%          8.9%        (29.2%)
   Capital Expenditures                5,995         5,586         8,870         5,176        11,836
   Depreciation and Amortization       9,908         8,840         8,523         6,946         6,702
   Long-Term Liabilities              21,940        26,607        30,082         8,608         9,031
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------


Prior year results have been restated to reflect the 1992 discontinuance of Midwest CATV and Midwest Steel.

TO OUR STOCKHOLDERS:

1993, our Company's 75th anniversary, was another good year. Net sales increased by 8.1 percent to $363.5 million and operating income rose 3.1 percent to $31.3 million. These results represent record levels of performance and were achieved during a year of only modest economic growth.

1993 was a particularly challenging year for the Company because the market price for our single largest cost component, hot rolled steel coils, increased by $60 a ton or more than 20 percent. This significant cost increase was absorbed with only a slight reduction in our gross margin through strict cost controls and a vigorous program of working with customers to pass on the cost increases in a timely and fair manner. A result of these rapidly escalating steel costs was a LIFO charge of $3.4 million in 1993 compared to only $.2 million in 1992. This LIFO charge was partially offset by a favorable $2.9 million settlement of a patent infringement suit by our Commercial Products Division.

On February 1, 1993, we paid a regular dividend of $.20 per share and an extraordinary dividend of $2.00 per share. These dividends were followed in December 1993 with the payment of an additional extraordinary dividend of $1.20 per share. All of these dividends were treated as non-taxable return of capital payments. Notwithstanding the payment of these dividends, our Company maintains a strong financial position with 1993 year-end stockholders' equity in excess of $193 million and total short and long-term debt of $31 million, and a debt-to-equity ratio of only 16 percent. We are well positioned for continued growth and for future dividends.

Other notable events in 1993 include the sale of our Midwest Steel and Midwest CATV Divisions and the purchase of Real Time Solutions, Inc. (RTS), a California based supplier of automated warehouse management and inventory picking systems. The Midwest Divisions were sold because, as distribution companies, they did not fit within our strategic focus on value added manufacturing operations. The purchase of RTS, the leading manufacturer of "pick-to-light" inventory picking systems significantly strengthens our Material Handling Division and complements its strategic focus on total warehouse design and management. We also negotiated a $20 million line of credit which provides us with increased flexibility to pursue significant cost reduction and growth opportunities, as well as other corporate objectives.

In June, 1993, the Company received a request from our largest shareholder, the UNR Asbestos-Disease Claims Trust, to consider retaining a financial adviser to solicit offers for the purchase of all the shares of the Company for cash. A Special Committee of independent directors was established, and they retained J.P. Morgan Securities Inc. to seek such offers. In February, 1994, proposals to acquire the shares of the Company were received, and after thorough review, the Special Committee determined that the proposals were either inadequate or too conditional to recommend to the full Board. All discussions with interested parties have terminated, and all efforts to seek additional proposals have ceased. That process is behind us now, and the Company is rededicated to steady, profitable growth and continuing to provide a consistently superior total return to its investors.

DIVISION PERFORMANCE

Sales and income at our Leavitt Tube Division exceeded those of the previous year despite the $60 per ton market price increase for hot rolled steel coils. Benefitting from a somewhat stronger economy, especially in the fourth quarter, tonnage shipments increased by more

Celebrating 75 years [GRAPHICS]

PICTURED ABOVE ARE, LEFT TO RIGHT, VICTOR E. GRIMM, VICE PRESIDENT, CORPORATE SECRETARY AND GENERAL COUNSEL, THOMAS A. GILDEHAUS, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND HENRY GREY, VICE PRESIDENT FINANCE, TREASURER AND
CHIEF FINANCIAL OFFICER.

UNR ANNUAL -- 3


than six percent in 1993. While gross margins contracted slightly because of a lag in Leavitt's ability to pass cost increases on to its customers, total income grew because of increased tonnage, strict cost control and good inventory management.


Our Rohn Division also had increased sales and profits in 1993, benefitting from a strong performance by the fiberglass and concrete shelter segment of their business and a significant number of offshore tower sales in the fourth quarter. In 1993 the Company approved plans for a major expansion of Rohn's Bessemer, Alabama shelter manufacturing facility to be completed by the fourth quarter of 1994. Efforts to exploit offshore markets for cellular towers continue with increasingly favorable results.

Results at our Unarco Commercial Products Division exceeded those of last year before inclusion of the net proceeds of $2.9 million from the settlement of a long pending patent infringement suit. Sales benefitted from the small but growing new lines of plastic carts and food handling equipment, expanding overseas sales, and a stronger economy. Cost reduction and capacity expansion are being realized through a recently initiated program of product line rationalization, and we anticipate increasing benefits from this program in 1994 and beyond.


The Home Products Division had its best year ever in terms of sales and income. Its share of the stainless steel sink market increased with the addition of new customers in the rapidly expanding home products retail distribution centers. More significantly, the acceptance of its new product, the composite Asterite-R-sink, exceeded expectations. The Company approved an expansion of the Ruston, Louisiana facility to manufacture Asterite-R- sinks in-house rather than import them from Portugal. The in-house manufacturing of these sinks will significantly increase their availability, reduce their cost, and provide for substantial growth in future years.

A modest loss in the steel rack segment of our Unarco Material Handling Division was more than offset by the better than expected performance of our newly acquired Real Time Solutions, Inc. Rack sales were down 16.6 percent from the previous year, largely due to a decline in the number of large new distribution center warehouses built in 1993 compared to 1992. RTS, however, exceeded our expectations, and we anticipate continued growth as new installations continue and new products are introduced.

It is rewarding that in our 75th year of operation the Company attained record levels of sales and operating earnings. It is also an indication of our potential. Despite the turmoil of the Chapter 11 experience in the eighties, the reorganization start-up experience of the early nineties, and the uncertainties associated with the efforts to sell the Company this past year, our Company has continued to move forward. The initiatives undertaken in 1993--the acquisition of RTS, the expansion of our shelter manufacturing capacity, the commitment to the production of Asterite-R- sinks, our growing participation in overseas markets, and the introduction of new products--all provide a solid base for continued growth, profitability and enhanced shareholder value. Our people are good, our market positions strong, our products well accepted, our financial position sound and our commitment to our stockholders is total. Even after 75 years we are certain that UNR's best years are still ahead.


                                         Sincerely,

                                         Thomas A. Gildehaus
                                         President and Chief Executive Officer

UNR LEAVITT

From swing sets and bicycles to farm implements and United
Airlines' terminal at Chicago's O'Hare International Airport,
UNR Leavitt's products are found in a variety of industries and in a range of applications.

One of the nation's leading manufacturers of structural and mechanical steel tubular products, Leavitt is UNR Industries' largest division. With a product line unmatched in the industry, Leavitt meets its customers' demands for high quality, low cost steel tubing. From more than 1.2 million square feet of production facilities, the Company can supply approximately 500,000 tons of steel tubing annually, ensuring Leavitt's customers a continuous stock of steel products--regardless of the product size or range required or how quickly it is needed.

Sales of structural tubing should enjoy a strong year because of a projected increase in new plant and low and mid-rise building construction. While steel tubing already is widely used in Europe and Japan as a replacement for wood, structural steel shapes and cement support beams, its construction application in America is in an early stage of development. For example, Leavitt's structural tubing was recently used to help repair the damaged World Trade Center in New York.

On the other hand, mechanical tubing has long been used in a variety of consumer and industrial applications, including furniture, exercise equipment, machine tools and toys. As more applications are developed for this product, sales should increase substantially.

UNR Leavitt's customers--steel service centers and original equipment manufacturers--benefit from the industry's highest quality products, backed by superior customer service. During the year, the company surveyed the top 20 percent of its customer base (which generates approximately 80 percent of its sales volume) about the quality of its service. The results indicated that Leavitt was ranked first over six major competitors.

The Company's quality control program will be strengthened even more this year with the installation of a bar-coded delivery system. This electronic data management system will eliminate much of the paperwork involved with tracking materials and orders, while improving Leavitt's overall inventory control.

UNR Leavitt's commitment to providing the highest quality products and services has resulted in strong, dependable performance over the past several years. In 1993, Leavitt's sales and income exceeded the previous year's results, and tonnage of steel shipped increased six percent. As the economy rebounds in 1994, Leavitt projects another solid year of growth.


[GRAPH]

75 years of excellence [GRAPHICS]

UNR ROHN

For UNR Rohn, the information superhighway already exists-- hundreds of feet above ground, where traffic moves via frequency bandwaves instead of cables. One of the nation's leading suppliers of equipment to the telecommunications industry, UNR Rohn produces communication towers, concrete and steel poles and concrete and fiberglass equipment shelters used in radio, television and cellular telephone transmission. Rohn also manufactures and distributes galvanized steel agricultural products, including corrals, pens and fencing.

Anticipating that the domestic cellular telephone and communi-cations tower markets will eventually slow, Rohn is placing additional emphasis on overseas markets, where demand for towers and shelters is becoming stronger. In 1993, the Company achieved growth in international sales of its concrete and fiberglass storage shelters. To meet future customer demand for these products, Rohn is expanding its state-of-the-art Bessemer, Alabama facility, which should be completed in late 1994.

As in the past, emerging technologies, such as personal communications systems, wireless cable television and enhanced specialized mobile radio (ESMR) systems, are expected to provide future revenue growth for Rohn. For example, ESMR systems have been in use for a number of years, but have suffered from low quality and limited coverage. New digital technology is now allowing ESMR systems to compete with cellular telephones. Compared to cellular telephones, ESMR systems provide voice communications as well as dispatching, paging, messaging and data communications, all from a single hand-held unit. As ESMR systems' popularity grows, new equipment will be needed, including high-power or low-power transmitters-receivers, which could be mounted on a Rohn tower, and signalling equipment, which could be contained in a Rohn equipment shelter.

Helping its customers respond to new markets and technologies has long been Rohn's competitive advantage. Rohn provides fast turnaround on orders for towers and shelters, helping its customers quickly bring new products on-line. Its in-house design and construction staffs can deliver high-quality towers up to a height of 1500 feet.

UNR Rohn continues to respond positively to market needs, providing a steady increase in its sales and market position.
Continued international demand for its products should support the Company's growth well into the 1990s.

[GRAPH]

75 years of commitment [GRAPHICS]

UNARCO COMMERCIAL PRODUCTS

For more than 50 years, when Americans have gone shopping, they have used carts built by Unarco Commercial Products. Since 1937 the Company has been the dominant producer of shopping carts and stock handling equipment. In the steel shopping cart industry alone, Commercial Products is the primary or exclusive supplier to nine of the 10 largest supermarket chains.

As new markets emerge, Commercial Products has applied its industry expertise, manufacturing capacity and marketing skill to assume a leadership role. For example, when mass merchandise retail customers asked for steel-framed, plastic-bodied shopping carts that could be customized with store logos and colors, Commercial Products responded. Now, two years later, the Company is a significant supplier of plastic shopping carts to mass merchandisers.

Commercial Products constantly refines and improves its products. Already the only domestic cart maker to manufacture its own wheels, the Company recently introduced the PRINATRAC DX -TM-Wheel. Unlike other wheels which must be oiled regularly, this new polyurethane wheel is oil-free and backed by the strongest guarantee in the industry.

Commercial Products is the only cart manufacturer that also provides its clients with a wide selection of display, handling and stocking equipment, including the Vendex -R- and VendAll lines. In fact, the division's breadth of product allows it to supply virtually every type of cart required to move merchandise through the store.

From the industry's largest manufacturing facility and from a new facility in Hong Kong, Commercial Products distributes its products to 44 countries in North America, South America, Europe, Africa and Asia. The Company's expanding international sales network saw revenues nearly double in 1993.

With its position in the domestic steel shopping cart market well established, a growing presence in the plastic cart and stocking equipment industries and growing demand for its products over-seas, Commercial Products is well positioned for profitable growth.

[GRAPH]

75 years of service [GRAPHICS]

UNR HOME PRODUCTS

As the kitchen becomes the design centerpiece of more American homes, demand has soared for colored sinks that match the room's decor. UNR Home Products, one of the country's leading manufacturers of stainless steel and composite sinks, recognized the trend several years ago and now is capitalizing on this emerging market.

One of the division's most promising new product lines is its Ultralux sinks, a composite sink made of Asterite.-R- Ultralux is available in a variety of colors and, unlike porcelain and cast iron sinks, will not chip, crack, stain or scratch. In addition, the Ultralux sinks are more than 60 percent lighter than cast iron sinks, making one-person, do-it-yourself installation not only possible, but easy.

Sold exclusively through two of the country's leading home center retailers, Ultralux sinks completely sold out in 1993. The Company estimates that the growth in Ultralux's sales contributed to a two-point increase in overall marketshare during the year.

Currently, the Ultralux sinks are manufactured exclusively for the Company in Portugal. By mid-1994, Home Products expects to open a new facility to make Asterite-R- sinks at its Ruston, Louisiana plant, becoming the only American company to manu-facture these sinks in-house. The new facility will triple the Company's production capacity and streamline production costs.

Stainless steel sinks, the mainstay of UNR Home Products, also performed well in 1993. Distributing these sinks through retail and plumbing wholesale outlets, Home Products enjoyed robust international sales, particularly in Mexico. In 1994, Home Products will introduce its stainless steel sinks to the mobile home market. With total annual sales of 250,000 units, this market provides a good opportunity for growth.

UNR Home Products also is an industry leader in innovative store displays and visual point-of-purchase materials. Its presence at trade shows and other industry functions has increased the Company's visibility, helping to make Home Products a well-recognized name among industry leaders.

UNR Home Products stands ready for solid growth well into the 90s. Its Ultralux product will benefit from growing demand and additional production capacity, while new markets for its stainless steel sinks--both here and abroad--will provide a sturdy base for future growth.

[GRAPH]

75 years of quality [GRAPHICS]

UNARCO MATERIAL HANDLING

For the past 40 years, numerous customers, including many of America's mass retailers, automotive parts distributors, pharmaceutical and mail-order companies have relied on Unarco Material Handling to design and provide inventory material handling solutions that efficiently move product out the front door. Material handling is a multi-billion dollar industry that encompasses a vast array of equipment, systems and activities. Unarco Material Handling specializes in providing high quality storage rack and material handling systems, including automated order-picking programs.

As the storage rack industry has evolved, UNARCO Material
Handling has expanded its product line from static racks to storage systems creating "flow"--the process by which goods move from manu]facturing to storage and into productive use.

Unarco Material Handling also pioneered the rapidly growing market for paperless order-picking systems. Since 1989, the division has helped to develop the EASYpick-R- system with Real Time Solutions (RTS), a company it acquired in 1993. EASYpick-R-is a unique, computerized "pick to light" system in which a control panel "lights" up to let the employee know what product to "pick" and the quantity. Using EASYpick,-R- Unarco Material Handling's clients have reported productivity increases ranging from 50 to 350 percent, while picking errors have been reduced dramatically. As a result of increased demand for paperless order-picking systems, sales of EASYpick-R- doubled in 1993.

From its founding, Unarco Material Handling has been one of the industry's most innovative companies. Forty years ago, Unarco introduced Sturdi-Bilt,-R- a line of storage rack. The enhanced productivity breakthrough of the EASYpick-R- paperless picking system has given the Company a solid lead in the developing market for computerized warehouse control systems. Now, Unarco Material Handling is developing new ways to improve customer service.

The division is collaborating with other companies that provide complementary services and products. Unarco Material Handling expects these strategic alliances--called "value-added teaming"-- to generate numerous new products and services for clients.

With strong demand for its computerized control systems and an ability to respond efficiently to new customer needs, Unarco
Material Handling projects significant growth in 1994 and beyond.

[GRAPH]

75 years of growth [GRAPHICS]

UNR ANNUAL -- 14


STATEMENTS OF INCOME (in thousands except per share data)
UNR Industries, Inc. and Subsidiaries for the years ended December 31, 1993, 1992, and 1991

- -------------------------------------------------------------------------------------------------
                                                                 1993          1992          1991
- -------------------------------------------------------------------------------------------------
   NET SALES                                                 $363,523      $336,306      $301,199
   Cost of products sold                                      286,751       263,245       234,691
- -------------------------------------------------------------------------------------------------
   GROSS PROFIT                                              $ 76,772      $ 73,061      $ 66,508
   Selling expense                                             21,635        20,354        19,381
   Administrative and general expenses                         23,825        22,327        24,425
- -------------------------------------------------------------------------------------------------
   OPERATING INCOME                                          $ 31,312      $ 30,380      $ 22,702
   Insurance recovery                                              --        13,000            --
   Interest income                                              1,256         4,062         7,500
   Interest expense                                            (2,884)       (2,928)       (2,653)
- -------------------------------------------------------------------------------------------------
   INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES     $ 29,684      $ 44,514      $ 27,549
   Income tax provision (benefit)                              10,900       (85,400)        8,100
- -------------------------------------------------------------------------------------------------
   INCOME FROM CONTINUING OPERATIONS                         $ 18,784      $129,914      $ 19,449
- -------------------------------------------------------------------------------------------------
   Discontinued operations:
     Loss from operations, net of tax benefits                     --           (31)       (2,881)
     Loss on dispositions, net of $3,800 tax benefit               --        (6,200)           --
- -------------------------------------------------------------------------------------------------
   NET INCOME                                                $ 18,784      $123,683      $ 16,568
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
   Net Income (Loss) Per Share:
     Continuing operations                                   $    .40      $   2.88      $    .43
     Discontinued operations--
       Loss from operations                                        --            --          (.06)
       Loss on dispositions                                        --          (.14)           --
- -------------------------------------------------------------------------------------------------
   NET INCOME PER SHARE                                      $    .40      $   2.74      $    .37
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


UNR ANNUAL -- 15



STATEMENTS OF CASH FLOWS (in thousands)

UNR Industries, Inc. and Subsidiaries for the years ended December 31, 1993, 1992 and 1991

- ---------------------------------------------------------------------------------------------------------------
                                                                                1993          1992         1991
- ---------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                                $18,784      $123,683       $16,568
   Adjustments for noncash items included in net income--
     Depreciation and amortization                                             9,908         8,840         8,523
     Provision for deferred employee compensation                                211            58           --
     Deferred income tax                                                      10,900       (90,000)      (5,500)
     Discontinued operations charge                                               --         6,200           --
     Insurance settlement                                                         --        (8,000)          --
     Disposal of plant and equipment                                              42           433         (120)
     Operating requirements--
       Accounts receivable (increase) decrease                                (9,910)        4,988          815
       Inventories (increase) decrease                                          (485)        1,004        1,862
       Prepaid expenses (increase) decrease                                     (166)          151         (195)
       Accounts payable and accrued expenses increase (decrease)               4,546       (11,145)      (1,830)
- ---------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                       $  33,830     $ 36,212     $  20,123
- ---------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of Real Time Solutions, Inc. (net of cash acquired)          $  (3,134)    $     --     $      --
     Purchase of Holco Corporation, net                                           --           --       (27,011)
     Purchase of plant and equipment                                          (5,995)      (5,586)       (8,870)
     Proceeds from the sale of plant and equipment                               248          282            --
     (Increase) decrease in other assets                                          76       (1,067)         (161)
     Proceeds from the sale of discontinued operations                        13,757           --            --
     Discontinued operations                                                  (5,653)       8,235        11,056
     Insurance proceeds and sale of note receivable                            8,646       33,718        16,067
- ---------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) investing activities            $   7,945     $ 35,582     $  (8,919)
- ---------------------------------------------------------------------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in long-term liabilities                          $  (3,871)    $ (2,849)    $  23,931
     Net proceeds from short-term borrowings                                   5,100           --            --
     Dividends paid                                                         (160,208)     (53,745)       (9,060)
     Purchase of treasury shares                                                  --           --        (2,211)
     Common stock issued                                                       6,210        3,221            31
- ---------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) financing activities            $(152,769)    $(53,373)    $  12,691
- ---------------------------------------------------------------------------------------------------------------
           Net increase (decrease) in cash and cash equivalents            $(110,994)    $ 18,421     $  23,895
   Cash and cash equivalents, beginning of period                            112,220       93,799        69,904
- ---------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of period                                $   1,226     $112,220     $  93,799
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
   Cash paid during the year for interest                                  $   2,587     $ 2,817      $   2,654
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
   Cash paid during the year for income taxes                              $   2,454     $ 13,430     $  13,469
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
   Treasury stock issued for the acquisition of Real Time Solutions, Inc.  $   4,159     $      --    $      --
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these statements.


BALANCE SHEETS (in thousands)
UNR Industries, Inc. and Subsidiaries as of December 31, 1993 and 1992
- ------------------------------------------------------------------------------------------------------------------------
   ASSETS                                                                                  1993                1992
- ------------------------------------------------------------------------------------------------------------------------
   CURRENT ASSETS:
     Cash and cash equivalents                                                          $ 1,226            $112,220
     Accounts, notes and other receivables, less allowance
       for doubtful accounts of $2,810 in 1993 and $2,995 in 1992                        49,000              38,407
     Income tax refunds receivable                                                       53,000                   -
     Notes receivable from insurance companies                                                -               8,316
     Inventories, less reserve for LIFO valuation of
       $10,515 in 1993 and $7,055 in 1992                                                61,777              61,292
     Deferred income taxes                                                               12,100              63,000
     Prepaid expenses                                                                     2,891               2,725
- ------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                 179,994             285,960
- ------------------------------------------------------------------------------------------------------------------------
   PLANT AND EQUIPMENT:
     Land                                                                                 7,191               7,274
     Buildings                                                                           40,624              40,820
     Machinery and equipment                                                            112,516             108,278
     Leasehold improvements                                                              11,714              11,097
- ------------------------------------------------------------------------------------------------------------------------
                                                                                        172,045             167,469
     Less--Accumulated depreciation                                                     (103,896)            (96,181)
- ------------------------------------------------------------------------------------------------------------------------
   TOTAL PLANT AND EQUIPMENT                                                             68,149              71,288
- ------------------------------------------------------------------------------------------------------------------------
   OTHER ASSETS:
     Deferred income taxes                                                               16,100              24,000
     Net assets of discontinued operations                                                    -              13,341
     Other-primarily goodwill in 1993                                                     7,157                 248
- ------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                        $271,400            $394,837

- ------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


BALANCE SHEETS (in thousands)
UNR Industries, Inc. and Subsidiaries as of December 31, 1993 and 1992

- ------------------------------------------------------------------------------------------------------------------------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY                                                              1993                1992
- ------------------------------------------------------------------------------------------------------------------------------------
   CURRENT LIABILITIES:
     Short-term borrowings                                                                      $   5,100            $      -
     Current portion of long-term liabilities                                                       4,261               3,464
     Accounts payable                                                                              11,268               6,172
     Accrued expenses-
       Payroll related                                                                              9,016               8,507
       Insurance related                                                                            4,985               4,530
       Customer deposits                                                                            3,442               2,497
       Income taxes                                                                                   442               1,951
       Dividends payable                                                                                -             100,255
       Other                                                                                        7,823               7,873
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                       46,337             135,249
- ------------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM LIABILITIES--NOTES AND CAPITAL LEASES                                                  21,940              26,607
- ------------------------------------------------------------------------------------------------------------------------------------
   WARRANTS                                                                                         9,739                   -
- ------------------------------------------------------------------------------------------------------------------------------------
   STOCKHOLDERS' EQUITY:
     Common stock, $.01 par value in 1993, $2.50 par value in 1992, authorized-
       60,000 shares, issued - 48,842 shares in 1993 and 46,917 shares in 1992                        488             117,294
     Capital surplus                                                                              117,011                   -
     Retained earnings                                                                             79,230             121,586
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  196,729             238,880
     LESS- 631 treasury shares in 1993 and 1,347 in 1992, at cost                                  (2,751)             (5,608)
         - Unearned portion of restricted stock                                                      (594)               (291)
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                                     193,384             232,981

- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $271,400            $394,837
- ------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.



STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands except per share data)
UNR Industries, Inc. and Subsidiaries for the years ended December 31, 1993, 1992 and 1991


- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
                                       Common Stock                                               Treasury Stock
- ------------------------------------------------------------------------------------------------------------------------------------

                                  Shares                       Capital       Retained                                   Restricted
                                  Issued         Amount        Surplus       Earnings         Shares         Amount          Stock
- ------------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1990      46,106       $115,265      $ 132,419      $   1,316           (866)       $(3,398)        $    -
     Net Income                        -              -              -         16,568              -              -              -
     Treasury stock acquired           -              -              -              -           (481)        (2,210)             -
     Cash dividends-
       $1.20 per share                 -              -        (44,788)        (8,958)             -              -              -
     Stock options exercised          10             24             22              -              -              -              -
     Warrants exercised                2              6              6              -              -              -              -
- ------------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1991      46,118       $115,295      $  87,659      $   8,926         (1,347)       $(5,608)        $    -
     Net Income                        -              -              -        123,683              -              -              -
     Issuance of restricted stock     60            150            199              -              -              -           (349)
     Amortization of
       restricted shares               -              -              -              -              -              -             58
     Cash dividends-
       $2.20 per share                 -              -        (89,231)       (11,023)             -              -              -
     Stock options exercised         712          1,781            541              -              -              -              -
     Warrants exercised               27             68             44              -              -              -              -
     Stock options tax benefit         -              -            788              -              -              -              -
- ------------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1992      46,917       $117,294      $       -      $ 121,586         (1,347)       $(5,608)        $ (291)
     Net Income                        -              -              -         18,784              -              -              -
     Issuance of treasury
       stock for acquisition           -              -          1,819              -            616          2,339              -
     Issuance of restricted stock     78            122            393              -              -              -           (514)
     Amortization of
       restricted shares               -              -              -              -              -              -            211
     Cash dividends-
       $1.20 per share                 -              -         (1,806)       (58,148)             -              -              -
     Stock options exercised         608            597            812              -              -              -              -
     Stock options tax benefit         -              -          1,193              -              -              -              -
     Warrants exercised            1,239          1,957          2,065           (200)           100            518              -
     Change in stock par value         -       (119,482)       119,482              -              -              -              -
     Warrants reclassification         -              -         (6,947)        (2,792)             -              -              -
- ------------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1993      48,842       $    488      $ 117,011      $  79,230           (631)       $(2,751)        $ (594)
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

A. PRINCIPLES OF CONSOLIDATION AND PRESENTATION-

The financial statements include the consolidated accounts of UNR Industries, Inc. and its subsidiaries ("UNR" or the "Company"). All significant intercompany transactions have been eliminated in consolidation.

B. CASH EQUIVALENTS-

The Company considers all highly liquid short-term investments purchased with a maturity of three months or less and all treasury bills to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

C. INVENTORIES-

Inventories valued using the last-in, first-out ("LIFO") method of determining cost at the end of the years 1993 and 1992, were $16,530,000 and $17,200,000, respectively. Under the first-in, first-out ("FIFO") method of determining cost (which approximates current or replacement cost), these inventories would have been approximately $10,515,000 and $7,055,000 higher than those reported at the end of 1993 and 1992, respectively. There was no significant LIFO liquidation effect on income in the accompanying financial statements. Inventory costs include material, labor and factory overhead.

Total inventories in 1993 and 1992 included the following classifications (In Thousands):

- -------------------------------------------------------------------------------
                                                     1993        1992
      ------------------------------------------------------------------
      ------------------------------------------------------------------
      Work in process and finished products        $38,524      $40,441
      Raw materials and supplies                    23,253       20,851
      ------------------------------------------------------------------
              Total Inventories                    $61,777      $61,292
      ------------------------------------------------------------------
      ------------------------------------------------------------------


D. PLANT AND EQUIPMENT-

Land, buildings and equipment are carried at cost. Expenditures for maintenance and repairs are charged directly against income; major renewals and betterments are capitalized. When properties are retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the profit or loss resulting from the disposal is reflected in income.

The Company provides for depreciation of plant and equipment over the estimated useful lives of the assets (buildings-20 to 45 years; machinery and equipment-3 to 20 years). Depreciation is generally provided on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

E. INCOME TAXES-

As of January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. The 1991 financial statements were prepared based on SFAS 96, and have not been restated to apply the provisions of SFAS 109. There was no cumulative catch-up adjustment upon adopting SFAS 109.

On December 21, 1992, the Internal Revenue Service issued final regulations under Section 468B "Special Rules for Designated Settlement Funds." Prior to the issuance of these tax regulations, the Company had significant unrecorded net operating loss carry-forwards resulting from extraordinary reorganization charges included in the 1989 Statement of Income. Through 1992, these charges were deducted for income tax purposes only to the extent expenditures were actually made by the UNR Asbestos-Disease Claims Trust. Approximately $31.8 million and $5.9 million of expenditures have been made by the Trust in 1992 and 1991, respectively, and the related tax benefits of $12.1 million and $2.2 million have been recorded by the Company in 1992 and 1991, respectively.

NOTES TO FINANCIAL STATEMENTS

(Note 1. Summary of Significant Accounting Policies continued)

The Section 468B regulations deal with the tax treatment of the Company's 1989 transfer of 29.4 million shares of UNR stock to the UNR Asbestos-Disease Claims Trust. Based on these regulations, the Company and Trust have elected to treat the Trust as a Qualified Settlement Fund ("QSF") on January 1, 1993, which entitled the Company to a tax deduction equivalent to the value of the stock held by the Trust on that date. This deduction substantially reduced the Company's 1993 income tax liability and also generated tax loss carry-backs and carry-forwards. The Company expects to receive Federal and state income tax refunds of approximately $53.0 million as a result of the carry-backs. Based on these developments, the Company recorded a tax benefit (net of a $20.0 million valuation allowance) of $90.0 million in 1992.

Total income tax expense/(benefit) for the years ended December 31, 1993, 1992, and 1991, was allocated as follows (In Thousands):


- --------------------------------------------------------------------------------
                                               1993          1992         1991
- --------------------------------------------------------------------------------
   Income from continuing operations         $10,900      $(85,400)     $ 8,100
   Discontinued operations                         -        (3,800)      (1,800)
   Stockholders' equity, for compensation
     expense for tax purposes in excess
     of amounts recognized for financial
     reporting purposes                       (1,193)         (788)           -
- --------------------------------------------------------------------------------
                                              $9,707      $(89,988)      $6,300
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


Income tax expense/(benefit) attributable to income from continuing operations consists of a current benefit of $52.6 million and current provision of $17.6 million in 1993 and 1992, respectively, and a deferred provision of $63.5 million and a deferred benefit of $103.0 million in 1993 and 1992, respectively. On August 10, 1993, the President signed the Omnibus Budget Reconciliation Act of 1993 into law. One provision of this new law that impacts the Company is the increase in the regular income tax rate from 34% to 35% retroactive to January 1, 1993. The impact of this tax law was recorded in the third quarter income tax provision as a benefit of approximately $1.1 million. This is due primarily to the positive effect of the law change on the value of the Company's NOL carry-forward.

Income tax expense/(benefit) attributable to income from continuing operations was $10,900, $(85,400), and $8,100 for the years ended December 31, 1993, 1992 and 1991, respectively, and differed from the U.S. Federal statutory income tax rate as follows (In Thousands):


- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                              1993                1992                1991
- -----------------------------------------------------------------------------------------------------
                                            Amount         %    Amount         %    Amount         %
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
   Computed statutory provision            $10,400        35   $15,100        34    $9,400        34
   Trust payments                                -         -   (12,100)      (27)   (2,200)       (8)
   State taxes net of Federal effect         1,600         5     1,600         4       900         3
   Enacted tax rate change                  (1,100)       (3)        -         -         -         -
   QSF deduction (Section 468B)                  -         -  (110,000)     (248)        -         -
   Valuation allowance                           -         -    20,000        45         -         -
- -----------------------------------------------------------------------------------------------------
   Total provision/(benefit)               $10,900        37  $(85,400)     (192)   $8,100        29
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS

(Note 1. Summary of Significant Accounting Policies continued)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 1993 and
1992 are as follows (In Thousands):
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                                        1993           1992
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
   Net operating loss carry-backs                   $      -       $ 54,000
   Net operating loss carry-forwards                  39,700         47,500
   Tax credit carry-forwards (including
     general business credits and alternative
     minimum tax)                                      8,500          8,500
   Depreciation                                       (3,600)        (3,700)
   Accrued insurance reserves                          2,900          2,900
   Other, net                                            700         (2,200)
   Less: Valuation allowance                         (20,000)       (20,000)
- --------------------------------------------------------------------------------
   Net deferred tax assets                           $28,200       $ 87,000
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


The Company has available approximately $102.0 million of net operating loss carry-forwards to offset future taxable income through 2008. The Company also has general business tax credits of $3.0 million which are available to reduce future federal income taxes through 2002. A portion of these credits begin to expire starting in 1997. Alternative minimum tax (AMT) credits of approximately $5.5 million are available to reduce future federal taxable income over an indefinite period. The Company had recognized the benefit of approximately $72.0 million of its net operating loss carry-forwards and tax credits expected to be realized in 1993, 1994 and 1995. The utilization of the net operating loss and credit carry-forwards depend on future taxable income during the applicable carry-forward periods. The Company has therefore provided a valuation allowance as required under SFAS 109 to reflect the inherent uncertainty of projections as to future events. The remaining net operating loss carry-forwards and the general business and AMT tax credits available to the Company will be recorded into income and equity at a future date.

F. NET INCOME PER SHARE-


Net income per share of common stock is based upon the weighted average number of common shares outstanding during the year. The weighted average common shares were 47,369,000 in 1993, 45,040,000 in 1992 and 44,894,000 in 1991. Dilution,
which would result if all outstanding warrants and options were exercised, is not significant to the net income per share computation.

G. PENSION AND PROFIT SHARING PLANS-

The Company and its subsidiaries have various pension plans covering substantially all of their employees. Included in these plans are certain union-sponsored plans to which the Company makes annual contributions equal to the amounts accrued. The total pension expense for union-sponsored plans for 1993, 1992, and 1991 was approximately $1,051,000, $995,000 and $761,000, respectively. The Company has one trustee-administered profit-sharing plan covering salaried employees. Discretionary contributions of $1,470,000, $1,380,000 and $1,131,000 were made and charged to expense in 1993, 1992 and 1991, respectively. Total pension expense/ (benefit) for Company-sponsored plans for 1993, 1992 and 1991 was $224,000, $(33,000) and $(68,000), respectively.
Pension expense includes the following components (In Thousands):


- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                        1993           1992           1991
- -----------------------------------------------------------------------------------------------
   Service cost-benefits earned during the period       $409          $ 336          $ 303
   Interest on projected benefit obligations             622            492            449
   Actual return on plan assets                         (768)          (863)          (814)
   Net amortization and deferral                         (39)             2             (6)
- -----------------------------------------------------------------------------------------------
           Net pension expense (benefit)                $224          $ (33)         $ (68)
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS

(Note 1. Summary of Significant Accounting Policies continued)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


The status of the plans at the respective year-ends was as follows
(In Thousands):
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          1993      1992      1991
- ------------------------------------------------------------------------------------------------------------------------------------
   Fair market value of plan assets                                                                    $10,270    $9,565    $8,916
- ------------------------------------------------------------------------------------------------------------------------------------
   Actuarial present value of benefits for services rendered to date:
     Accumulated benefit obligation based on salaries to date, including vested
       benefits of $7,521, $5,931 and $5,169 in 1993, 1992 and 1991, respectively                      $ 7,924    $6,084    $5,519
     Additional benefits based on estimated future salary levels                                           878       780       700
- ------------------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligations                                                                       $ 8,802    $6,864    $6,219
- ------------------------------------------------------------------------------------------------------------------------------------
   Excess of plan assets over projected benefit obligations                                            $ 1,468    $2,701    $2,697
   Unrecognized net transitional asset                                                                    (350)     (555)     (414)
   Unrecognized market gain                                                                               (352)   (1,402)   (1,765)
- ------------------------------------------------------------------------------------------------------------------------------------
   Prepaid pension liability recognized
     on the balance sheet at year-end                                                                  $   766     $ 744     $ 518
- ------------------------------------------------------------------------------------------------------------------------------------



The expected long-term rate of return on plan assets was 7.9%, 8.5% and 8.7% for 1993, 1992 and 1991, respectively. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of accumulated benefit obligations were 7.2% and 4.0% in 1993, 7.7% and 4.0% in 1992 and 7.9% and 4.0% in 1991.

H. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS-

In December, 1990, the Financial Accounting Standards Board issued a new standard on accounting for postretirement benefits other than pensions, primarily related to health care and dental benefit coverage. The new standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. The Company has no material liability for postretirement benefits other than pensions.

In November, 1992, the Financial Accounting Standards Board issued a new standard on accounting for postemployment benefits. The new standard requires that the expected cost of benefits provided to former or inactive employees after employment but before retirement be recognized on the accrual basis of accounting. The Company is required to adopt this standard in 1994 and does not expect the adoption of this standard to have a material effect on future operating results.

(2) INSURANCE RECOVERIES:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
The 1992 Statement of Income includes a $13.0 million pre-tax insurance recovery ($8.1 million after-tax), or $.18 per share, as a result of a litigation settlement reached in June, 1992, with one of the Company's previous insurance carriers. This amount represents the present value of payments due over a three year period, net of certain costs. Under the terms of this settlement agreement, $6.0 million and $4.0 million has been paid to the Company in 1992 and 1993, respectively. On November 29, 1993, the Company sold the remaining note to a third party for $4.7 million.

On July 15, 1992, the Company received approximately $25.8 million pursuant to a settlement agreement entered into in 1989 by UNR and another insurance company. The money had been held by the insurance company until certain conditions in the settlement agreement were satisfied.

NOTES TO FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(Note 1. Summary of Significant Accounting Policies continued)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(3) DISCONTINUED OPERATIONS:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
On March 4, 1993, the Company decided to divest its Midwest CATV Division (a distributor of products to the cable television industry) and its Midwest Steel Division (a distributor of rail and trackwork). In May, 1993, the Company sold assets of the Midwest Steel Division to L.B. Foster Company and assets of the Midwest CATV Division to Anixter Bros., Inc. At December 31, 1992, the net assets of these operations were reclassified to "Net assets of discontinued operations" (Other Assets) in the accompanying balance sheet. Estimated loss on dispositions included an after-tax $6.2 million provision for this matter which included a write-down of these assets to estimated net realizable values and the estimated costs of disposing these operations.

Net sales from discontinued operations were $19.1 million, $54.4 million and $52.4 million in 1993, 1992 and 1991, respectively.

(4) LITIGATION:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
The Company is involved in various pending legal proceedings and claims arising in the normal course of its business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company is of the opinion, after consultation with counsel, that such proceedings and claims, individually or in the aggregate, are not material to its business or financial condition.

(5) LEASES:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
The Company leases certain of its facilities and equipment under operating leases or capital leases, as defined by SFAS No. 13. The Company's property under capital leases, which is included in plant and equipment, consists of $4,194,000 at December 31, 1993, and $4,470,000 at December 31, 1992 (see Note
6).

Future minimum payments for operating leases at December 31, 1993, are $1,590,000 in 1994, $1,402,000 in 1995, $1,279,000 in 1996, $471,000 in 1997 and
$1,359,000 after 1997. Rental expense under operating leases was approximately $2,557,000 in 1993, $2,473,000 in 1992 and $3,999,000 in 1991. Some of the
leases contain renewal options for varying periods from two to five years.

(6) LONG-TERM BORROWINGS:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Total borrowings of the Company at December 31, 1993 and 1992, consisted of the following (In Thousands):

- --------------------------------------------------------------------------------
                                                             1993         1992
- --------------------------------------------------------------------------------
   Mortgage notes payable at 6 3/4% to 11%                $20,927      $24,416
   Capital leases                                           4,194        4,470
   Industrial Revenue Bonds                                   705          760
   Other notes payable                                        375          425
   Short-term borrowings                                    5,100            -
- --------------------------------------------------------------------------------
           Total                                          $31,301      $30,071
- --------------------------------------------------------------------------------
   Classified in the balance sheets as follows-
     Short-term borrowings                                 $5,100      $     -
     Current portion of long-term liabilities               4,261        3,464
     Notes and capital leases                              21,940       26,607
- --------------------------------------------------------------------------------
           Total                                          $31,301      $30,071
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


(Note 6. Long-Term Borrowings continued)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The mortgage notes payable primarily relate to the Company's steel tubing manufacturing facilities in Chicago and Indiana. The net book value of property pledged as collateral for the mortgage loans amounted to approximately $25,163,000 and $29,204,000 as of December 31, 1993 and 1992, respectively. (See
Note 10)

In October, 1993, the Company established a $20.0 million line of credit for short-term borrowings with a bank. Under the terms of the agreement, interest rates are determined at the time of borrowing with interest payable at the prevailing prime rate or LIBOR rate plus 1 1/2%, at the Company's option.

At December 31, 1993, borrowings outstanding under the facility totaled $5.1 million at an average interest rate of 5.4%. Such credit agreement is secured by certain accounts receivable of the Company and its subsidiaries. The commitment fee on the unused portion of the facility is 3/8% per annum.



Aggregate annual payments required on secured debt, including capitalized leases, are $9,361,000 in 1994, $4,304,000 in 1995, $4,353,000 in 1996,
$4,393,000 in 1997, $1,764,000 in 1998 and $7,126,000 thereafter.

(7) Stock Option Plan:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The Key Executives' Stock Option Plan was approved by the shareholders of the Company on July 12, 1990. The Plan provides for the granting of non-qualified and incentive stock options and reserves for the issuance of up to 2,500,000 authorized but unissued shares of common stock.

Outstanding options granted under the Plan are exercisable at a price equal to the fair market value at the date of grant and expire in 10 years. At December 31, 1993, 1,153,000 common shares were available for granting. Information relating to this Plan is summarized below (In Thousands Except Per Share Data):



- -----------------------------------------------------------------------------
                                                                      AVERAGE
                                                SHARES SUBJECT   OPTION PRICE
                                                    TO OPTIONS      PER SHARE
- -----------------------------------------------------------------------------
   Outstanding, December 31, 1990                          888         $3.625
     Granted                                               950          2.707
     Exercised                                             (10)         4.625
     Canceled                                             (113)         4.125
- -----------------------------------------------------------------------------
   Outstanding, December 31, 1991                        1,715         $3.149
     Granted                                                --             --
     Exercised                                            (712)         3.259
     Canceled                                             (378)         3.205
- -----------------------------------------------------------------------------
   Outstanding, December 31, 1992                          625         $2.961
     Granted                                                --             --
     Exercised                                            (608)         2.314
     Canceled                                               --             --
- -----------------------------------------------------------------------------
   Outstanding, December 31, 1993                           17         $2.078
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------


NOTES TO FINANCIAL STATEMENTS

(Note 8. Restricted Stock Plan continued)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(8) RESTRICTED STOCK PLAN:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
The UNR Industries, Inc. Restricted Stock Plan was approved by the shareholders of the Company on July 30, 1992. The Plan provides for the granting of restricted stock to certain key employees and reserves for issuance of 1,000,000 shares of common stock.

The Company had 133,096 and 60,000 shares of restricted stock outstanding at December 31, 1993 and 1992, respectively. Of the current shares outstanding, 80,000 were awarded to the Company's President and CEO in connection with his employment agreement and 53,096 shares were issued to certain key employees of the Company. These shares have the same dividend and voting rights as other common stock, except that extraordinary dividends on restricted stock held by employees other than the President are paid in the form of additional shares of restricted stock. Restricted stock is considered to be currently issued and outstanding. The cost of the restricted stock, determined as the fair market value of the shares at the date of grant, is expensed ratably over a three-to-five year vesting period. Such expense amounted to $211,000 in 1993 and $58,000 in 1992.

(9) STOCKHOLDERS' EQUITY:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
In connection with the Company's Plan of Reorganization, effective June 2, 1989, stockholders of record as of that date, retained their common stock and received one warrant for each share of common stock owned with the right to purchase an additional share of common stock at $5.15 per share until June 14, 1995. Additionally, upon exercise, warrantholders are entitled to receive any extraordinary dividend (as defined) paid or payable by the Company. The amount related to the Company's potential obligation to pay extraordinary dividends to such warrantholders upon conversion ($4.20 per warrant) has been reclassified from Stockholders' Equity and recorded as Warrants in the accompanying balance sheet. At December 31, 1993 and 1992, the number of outstanding convertible warrants were 2,318,750 and 3,658,269, respectively.

On September 24, 1990, the Company announced that its Board of Directors had authorized the acquisition, through both negotiated transactions involving large blocks and open-market purchases, of up to 1.5 million shares of its common stock to be held as treasury shares and be available to meet requirements of its Key Executives' Stock Option Plan. As of December 31, 1993 and 1992, 1,133,565 shares have been purchased.

On May 6, 1993, the Company's stockholders approved a reduction in the par value per share of common stock from $2.50 to $.01. This resulted in a $119,482,000 reduction in Common Stock and a corresponding increase to Capital Surplus.


On December 1, 1993, the Company paid an extraordinary dividend of $1.20 per share to stockholders of record as of the close of business on November 16, 1993. This dividend was a non-taxable return of capital distribution.

On February 1, 1993, the Company paid a regular dividend of $.20 and an extraordinary dividend of $2.00, respectively, on each issued and outstanding share of the Company's common stock to stockholders of record as of the close of business on January 15, 1993. Both dividends are non-taxable return of capital distributions.

On January 15, 1992, a $.20 regular and $1.00 extraordinary dividend was paid to stockholders of record on December 31, 1991.

NOTES TO FINANCIAL STATEMENTS

(Note 11. Business Segment Information continued)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(10) ACQUISITIONS:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

On April 27, 1993, the Company purchased all the issued and outstanding stock of Real Time Solutions, Inc. ("RTS"). RTS provides automated inventory management products to the warehouse and distribution industry. Their primary product is a light directed display based inventory picking, sorting, packing and shipping system called "EASYpick." The purchase price included $4.2 million of cash and 616,102 shares of common stock valued at approximately $4.2 million. The purchase price exceeded the fair value of RTS's net assets by approximately $7.7 million which is reported as goodwill in the accompanying balance sheet and is being amortized over a seven year period. Amortization expense for 1993 was $823,000.

Effective April 1, 1991, the Company purchased all the issued and outstanding common stock of Holco Corporation (Holco) for approximately $27.0 million. Holco's primary asset is a structural tube mill located in Chicago, Illinois. The Company had leased the facility from its former owner since 1980 and plans to continue utilization of the facility for the production of structural tubing. The purchase price of approximately $27.0 million was financed through a $15.0 million first mortgage with a bank, payable over seven years, at prime rate plus 3/4 and a $7.0 million second mortgage provided by the seller, payable in equal installments over 5 years, beginning July, 1993 at a fixed rate of 11%. The acquisition has been recorded using the purchase method of accounting, and the results of operations of Holco have been included in the Company's financial statements since the effective date of the acquisition.

(11) BUSINESS SEGMENT INFORMATION:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The Company operates two business segments within the United States.

Net sales include only those to unaffiliated customers, as reported in the Company's Statements of Income. Intersegment sales are eliminated in the financial statements and are also eliminated in these tables since they represent less than 5% of net sales. Operating income includes all costs and expenses directly related to the segment involved. Corporate assets consist principally of cash, prepaid expenses and other assets.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
   NET SALES FROM CONTINUING OPERATIONS                                1993           1992           1991
- --------------------------------------------------------------------------------------------------------------
     Industrial                                                    $211,172       $195,591       $164,080
     Commercial                                                     152,351        140,715        137,119
- --------------------------------------------------------------------------------------------------------------
                                                                   $363,523       $336,306       $301,199
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
   OPERATING INCOME FROM CONTINUING OPERATIONS
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
     Industrial                                                    $ 16,081       $ 17,668       $ 10,694
     Commercial                                                      21,844         18,125         20,411
     Corporate Expenses                                              (6,613)        (5,413)        (8,403)
- --------------------------------------------------------------------------------------------------------------
     Operating Income                                              $ 31,312       $ 30,380       $ 22,702
     Insurance Recovery                                                   -         13,000              -
     Interest income (expense), net                                  (1,628)         1,134          4,847
- --------------------------------------------------------------------------------------------------------------
   INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES           $ 29,684       $ 44,514       $ 27,549
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------



- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
                        Identifiable Assets                Capital                       Depreciation
                            At Year-End                  Expenditures                  And Amortization
- --------------------------------------------------------------------------------------------------------------
                     1993      1992      1991      1993      1992      1991      1993      1992      1991
- --------------------------------------------------------------------------------------------------------------
   Industrial    $110,872  $ 91,644  $ 98,049    $2,585    $1,848    $2,913    $6,260    $5,380    $5,203
   Commercial      92,026    88,093    92,770     3,320     3,678     5,730     3,527     3,325     3,178
   Corporate       68,502   215,100   147,794        90        60       227       121       135       142
- --------------------------------------------------------------------------------------------------------------
                 $271,400  $394,837  $338,613    $5,995    $5,586    $8,870    $9,908    $8,840    $8,523
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------



QUARTERLY RESULTS OF OPERATIONS (in thousands except per share data)
(Unaudited)

- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
                                        First        Second          Third         Fourth           Year
- ---------------------------------------------------------------------------------------------------------
   1993
   Net Sales                          $83,539       $88,435        $96,272        $95,277       $363,523
- ---------------------------------------------------------------------------------------------------------
   Gross profit                        15,367        19,541         20,440         21,424         76,772
- ---------------------------------------------------------------------------------------------------------
   Operating income                     4,310         6,788          9,020         11,194         31,312
- ---------------------------------------------------------------------------------------------------------
   Net Income                         $ 2,584       $ 3,787        $ 6,302        $ 6,111       $ 18,784
- ---------------------------------------------------------------------------------------------------------
   Net Income Per Share               $   .06       $   .08        $   .13        $   .13       $    .40
- ---------------------------------------------------------------------------------------------------------

   1992
   Net Sales                          $79,114       $84,146        $88,907        $84,139       $336,306
- ---------------------------------------------------------------------------------------------------------
   Gross profit                        16,438        18,765         19,305         18,553         73,061
- ---------------------------------------------------------------------------------------------------------
   Operating income                     5,849         8,076          8,755          7,700         30,380
- ---------------------------------------------------------------------------------------------------------
   Income from
     continuing operations              5,975        16,219         10,374         97,346        129,914
- ---------------------------------------------------------------------------------------------------------
   Discontinued operations:
     Income (loss) from operations        (75)           23             44            (23)           (31)
     Loss on dispositions                   -             -              -         (6,200)        (6,200)
- ---------------------------------------------------------------------------------------------------------
   Net Income                         $ 5,900       $16,242        $10,418        $91,123       $123,683
- ---------------------------------------------------------------------------------------------------------

   Net Income (Loss) Per Share
     Continuing operations            $   .13       $   .36        $   .23        $  2.15       $   2.88
     Discontinued operations:
      Loss from operations                  -             -              -              -              -
      Loss from dispositions                -             -              -           (.14)          (.14)
- ---------------------------------------------------------------------------------------------------------
   Net Income Per Share               $   .13       $   .36        $   .23        $  2.01       $   2.74
- ---------------------------------------------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF UNR INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of UNR INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UNR Industries, Inc. and Subsidiaries as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                                           ARTHUR ANDERSEN & CO.


Chicago, Illinois,
March 3, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
YEAR 1993 VERSUS YEAR 1992

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1993 were $363.5 million versus $336.3 million in 1992 or an increase of 8.1%. Although all of the Company's divisions reported higher sales for the year, the increase is due largely to greater volume of steel tubing and improved communication equipment and shelter sales over the prior period. The 1993 sales are the highest in the Company's history on a continuing operations basis, and it is the second consecutive year in which the Company achieved a record level of sales.

GROSS PROFIT. As a percentage of sales, gross profit in 1993 was 21.1% as compared with 21.7% in 1992. This decrease relates to lower margins due to rapidly escalating steel costs and competitive pricing pressure in the tower and steel storage rack market. Also contributing to this decrease is a change in sales product mix of high volume low margin shopping carts at the Commercial Products Division. The strong gross margins contributed by the Real Time Solutions, Inc. (RTS) segment of the Material Handling Division were a positive offset to the lower margins in the other divisions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1993 are 12.5% of sales versus 12.7% in 1992. The 1993 SG&A includes a $2.9 million gain relating to a patent infringement settlement in the shopping cart division. Excluding this gain, SG&A was 13.3% of sales versus 12.7%. This increase is due mainly to additional expenses of approximately $4.0 million at RTS, offset by a reduction in expenses at our steel tubing, shopping cart and sink divisions.

INTEREST EXPENSE. Interest expense decreased slightly from the prior year due to lower outstanding debt levels in 1993 versus 1992.

INTEREST INCOME. Interest income decreased $2.8 million from the prior year's income of $4.1 million. This decrease was due to lower available cash balances, lower interest rates in 1993 versus 1992 and the collection and sale of discounted insurance note receivables.

INCOME TAXES. See footnote 1(e) for a complete discussion of UNR's taxes.

INTERNATIONAL. International sales, although a small part of our overall sales volume, increased 50.8% from the prior year. Sales of shopping carts in Japan and Hong Kong have increased as has the sales of towers in the Mexican market. We will continue to explore international opportunities as they present themselves.

SEGMENTS. The Industrial Segment (principal products of this segment are steel tubing and steel rack and rack systems) sales increased 7.9% in 1993 to $211.2 million from $195.6 million in 1992. The sales increase is due mainly to a 6.0% increase in volume of steel tube sales, and the additional sales achieved through the acquisition of the RTS segment of the Material Handling Division. Sales for RTS substantially exceeded first year expectations, as its paperless picking system has been received in the marketplace with positive results. Operating income in 1993 was $16.1 million versus $17.7 million in 1992 or a decrease of 9.0%. This decrease is the result of the steel rack business experiencing severe pricing competition, thereby reducing profitability. As with the sales increase, operating income was positively affected by the strong margins achieved by RTS. Leavitt Tube also achieved an 8.8% increase in profitability through increased sales volume, despite the fact that market prices for hot rolled steel coils, the largest single cost element rose 20.0%. Negatively affecting profitability in 1993 was a LIFO accounting charge of $3.4 million due to escalating steel prices, as compared to $.2 million in 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS Continued

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
The Commercial Segment (principal products of this segment are shopping carts, steel towers and shelters for the communications industry and stainless steel sinks) sales increased 8.2% in 1993 to $152.3 million from $140.7 million in 1992. Although all businesses in this segment reported higher sales, the increase in sales is due largely to an increase in communication tower and shelter sales over the prior period. Operating income for this segment was $21.8 million in 1993 versus $18.1 million in 1992 or an increase of 20.4%. As previously mentioned, the 1993 results include a $2.9 million gain from a patent infringement settlement for the Commercial Products Division. Excluding the $2.9 million patent gain, all businesses in this segment reported slightly higher operating income in 1993.

YEAR 1992 VERSUS YEAR 1991

NET SALES FROM CONTINUING OPERATIONS. Net sales in 1992 were $336.3 million versus $301.2 million in 1991 or an increase of 11.7%. This increase, in spite of poor economic conditions, was fueled by increased sales volume of steel tube and storage racks. The 1992 sales represented a record year on a continuing operations basis.

GROSS PROFIT. As a percentage of sales, gross profit in 1992 was 21.7% as compared with 22.1% in 1991. This decrease was due largely to lower margins in steel tubing, despite higher sales volume, and to our tower division as their sales mix changes from communication towers to shelters.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1992 were 12.7% of sales versus 14.5% in 1991. In addition to the decrease in percentage, there was a $1.1 million decrease in expenses from 1991 despite a $35.0 million sales increase. This decrease was due largely to steps taken in 1991 to reduce SG&A costs at all operating units and decreased corporate expenses.

INTEREST EXPENSE. Interest expense increased slightly from the prior year because 1991 included only three quarters of interest expense related to the Holco acquisition versus a full year in 1992.

INTEREST INCOME. Interest income decreased to $4.1 million from the prior year's income of $7.5 million. This decrease, despite generally higher available cash balances, was due to lower interest rates in 1992 versus 1991 and lower interest income due to the collection of discounted insurance receivables.

INCOME TAXES. See footnote 1(e) for a complete discussion of UNR's taxes.

INTERNATIONAL. The Company continued to explore international opportunities. Our Mexican subsidiary had made inroads in that country's cellular market, and we continued our efforts in South America with communication towers. Not only were towers being sold in Mexico but we continued to sell stainless steel sinks and began to sell tubing. Our shopping cart company continued its efforts in Asia and South America and continues to make inroads in those markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS Continued


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
SEGMENTS. The Industrial Segment (principal products of this segment are steel tubing and steel rack and rack systems) sales increased 19.2% in 1992 to $195.6 million from $164.1 million in 1991. The sales increase was due to a rebound of our Material Handling business as sales increased nearly 50.0% although it continued to experience severe pricing pressure. Leavitt Tube also increased sales as volume increased over 11.0%, although it also experienced strong pricing pressure. Operating income of $17.7 million in 1992 represented a 65.2% increase from 1991's total of $10.7 million. As with the sales increase, operating income was favorably affected by the rebound of the Material Handling Division. Not only had this division increased sales volume of rack, but their new pick-to-light order picking system had shown great acceptance in the marketplace and contributed substantially to profitability. Leavitt Tube had also experienced greater profitability as sales volume outpaced price decreases and contributed to 32.4% higher operating income in 1992 versus 1991.

The Commercial Segment (principal products of this segment are shopping carts, steel towers and shelters for the communications industry and stainless steel sinks) experienced a slight sales increase over 1991 levels. Both the Commercial Products and Home Products Divisions' sales increased while the Rohn Division results were slightly below last year. Operating income for the Commercial Segment decreased 11.2%, largely due to the sales decline at the Rohn Division and a shift in product mix from towers to shelters.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow during 1993 was a negative $111.0 million which included a payment of $160.2 million for dividends and insurance proceeds and the sale of notes receivable from insurance companies of $8.6 million. The Company's financial condition continues to be extremely strong at the end of 1993, with working capital of $133.7 million. The Company's working capital ratio, a measure of short term liquidity, increased from 2.1 to 1 to 3.9 to 1. Both measures are considered strong indicators of liquidity.

Capital expenditures were $6.0 million in 1993 versus $5.6 million in 1992. The Company's current operating plan calls for capital spending in 1994 to approximate $11.0 million which is approximately $1.0 million higher than anticipated depreciation expense and $5.0 million higher than 1993. The current plan includes the expansion of our Bessemer, Alabama shelter plant and completion of a new facility at our sink division in Ruston, Louisiana for the production of Asterite sinks.

On February 22, 1994, the Company received a $48.1 million Federal income tax refund related to prior years net operating losses (see footnote 1(e) for a more complete discussion). On March 3, 1994, the Company announced a regular $.20 per share cash dividend payable on April 1, 1994.

The Company expects that it will meet its ongoing working capital and capital expenditure requirements from operating cash flows, borrowings under a $20.0 million short-term credit facility and income tax refunds. In addition, the Company's strong unleveraged balance sheet allows it to access funds, if needed, from the capital markets.

INFLATION

The impact of inflation on UNR's operations is principally related to steel price volatility which can moderately affect earnings from time to time.

DIRECTORS
- ---------
- ---------

*   Thomas A. Gildehaus
    President and Chief Executive Officer

* + Charles M. Brennan III
    Chairman and Chief Executive
    Officer of L.E. Myers Co.

* - Darius W. Gaskins, Jr.
    Senior Partner, High Street
    Associates

+   William S. Leavitt
    President, Leavitt Financial
    Consultants, Inc.

* - Gene Locks
    Chairman of the Board of UNR
    Industries, Inc.
    Partner, Greitzer & Locks

*   Ruth R. McMullin
    President and Chief Executive
    Officer, Harvard Business School
    Publishing Group

+   Thomas F. Meagher
    Chairman, Howell Tractor &
    Equipment Company
    Chairman, Continental Air
    Transport Co., Inc.


- -   Robert B. Steinberg
    Partner, Rose, Klein & Marias

* + William J. Williams
    Chairman, The Huntington
    National Bank

    Dwight Rohn
    Director Emeritus
    President, UNR Rohn


CORPORATE OFFICERS
- ------------------
- ------------------

Thomas A. Gildehaus
President and Chief Executive Officer

Henry Grey
Vice President-Finance,
Treasurer and Chief Financial Officer

Victor E. Grimm
Vice President, Corporate
Secretary and General Counsel

John A. Saladino
Controller and Assistant Secretary

Michael F. Boyle
Director of Taxation and
Assistant Secretary


CORPORATE DATA

Transfer Agent and Registrar
The First National Bank of Chicago
One First National Plaza
Chicago, Illinois 60670

Auditors
Arthur Andersen & Co.
33 West Monroe Street
Chicago, Illinois 60603

General Offices
332 South Michigan Avenue
Chicago, Illinois 60604


DIVISIONAL MANAGEMENT
- ---------------------
- ---------------------

Roy A. Herman
President, UNR LEAVITT
Manufacturer of structural and
mechanical tubing

Dwight Rohn
President, UNR ROHN
Manufacturer of communication
towers and shelters and livestock
confinement equipment

Marvin Weiss
President, UNARCO COMMERCIAL PRODUCTS
Manufacturer of shopping carts and
food service equipment


John M. Buske
President, UNR HOME PRODUCTS
Manufacturer of stainless steel and
composite sinks

D. Bruce Wise
President, UNARCO MATERIAL HANDLING
Manufacturer of storage rack and
material handling systems


*   Member, Executive Committee

- -   Member, Compensation Committee

+   Member, Audit Committee


FORM 10-K
A copy of the Company's Form 10-K Annual Report to the Securities & Exchange Commission is available without charge upon written request to, Henry Grey, Vice President-Finance & Treasurer, UNR Industries, Inc., 332 South Michigan Avenue, Chicago, Illinois 60604.

STOCK LISTING
The Company's common stock and warrants are listed on the NASDAQ National Market Systems and the Chicago Stock Exchange under the symbols UNRI and UNRIW, respectively.


32