Form 10-K, Exhibit 13
period 1994-12-31
UNR INDUSTRIES INC
filed 1995-03-28
CIK 315641

OUR BEST YET

OUR BEST YET

1 9 9 4

1 9 9 4

UNR INDUSTRIES, INC. ANNUAL REPORT

UNR LEAVITT

UNR ROHN

UNARCO COMMERCIAL PRODUCTS

UNR HOME PRODUCTS

OUR BEST YET

1 9 9 4

1 9 9 4

UNR
INDUSTRIES, INC.
ANNUAL REPORT


                                       UNR
                                INDUSTRIES, INC.
                                      1994
                                  ANNUAL REPORT


                                       UNR
                                INDUSTRIES, INC.
                                      1994
                                  ANNUAL REPORT

FIVE YEAR SUMMARY OF FINANCIAL DATA (in thousands except per share data)

- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
   FIVE YEAR SUMMARY OF OPERATIONS                    1994           1993           1992           1991           1990
- ----------------------------------------------------------------------------------------------------------------------
   NET SALES                                      $372,385       $312,873       $281,776       $257,978       $264,329
   Cost of products sold                           287,975        242,008        217,588        197,571        203,110
- ----------------------------------------------------------------------------------------------------------------------
   GROSS PROFIT                                     84,410         70,865         64,188         60,407         61,219
- ----------------------------------------------------------------------------------------------------------------------
   OPERATING INCOME                                 40,077         33,091         30,303         26,138         27,055
- ----------------------------------------------------------------------------------------------------------------------
   Insurance recovery                                   --             --         13,000             --             --
   Interest income (expense), net                     (747)        (1,628)         1,134          4,847          8,517
- ----------------------------------------------------------------------------------------------------------------------
   Pre-tax income from
     continuing operations                          39,330         31,463         44,437         30,985         35,572
   Income tax provision (benefit)                    5,800         11,700        (85,400)         9,300         12,200
- ----------------------------------------------------------------------------------------------------------------------
   INCOME FROM CONTINUING OPERATIONS                33,530         19,763        129,837         21,685         23,372
   Discontinued operations--
     Income (loss) from operations                     295           (979)            46         (5,117)        (1,545)
     Loss on dispositions                           (2,500)            --         (6,200)            --             --
- ----------------------------------------------------------------------------------------------------------------------
   NET INCOME                                     $ 31,325       $ 18,784       $123,683       $ 16,568       $ 21,827
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
   Net Income (Loss) Per Share:
   Continuing operations                          $    .68       $    .42       $   2.88        $   .48       $    .51
   Discontinued operations--
     Income (loss) from operations                     .01           (.02)            --           (.11)          (.03)
     Loss on dispositions                             (.05)            --           (.14)            --              --
- ----------------------------------------------------------------------------------------------------------------------
   NET INCOME PER SHARE                           $    .64       $    .40       $   2.74       $    .37       $    .48
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
   Dividends Declared Per
     Common Share                                 $    .20       $   1.20       $   2.20       $   1.20       $    .20
- ----------------------------------------------------------------------------------------------------------------------
   Weighted Average Common
     Shares Outstanding                             49,318         47,369         45,040         44,894         45,769
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
   FIVE-YEAR SUMMARY OF FINANCIAL DATA
- ----------------------------------------------------------------------------------------------------------------------
   Total Assets                                   $299,447       $270,231       $391,049       $335,365       $311,645
   Stockholders' Equity                            220,596        193,384        232,981        206,272        245,602
   Dividends Declared                                9,738         57,691        102,517         53,745          9,060
   Return on Assets                                  10.5%           7.0%          31.6%           4.9%           7.0%
   Return on Stockholders' Equity                    14.2%           9.7%          53.1%           8.0%           8.9%
   Capital Expenditures                              9,197          4,790          4,848          7,713          3,981
   Depreciation and Amortization                     9,247          8,864          7,822          7,446          5,951
   Long-Term Liabilities                            23,278         21,940         26,607         30,082          8,608
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------


Prior year results have been restated to reflect the 1992 discontinuance of Midwest CATV and Midwest Steel, and the 1994 discontinuance of Unarco Material Handling.

TO OUR STOCKHOLDERS:

As the cover on this Annual Report suggests, the year 1994 was "Our Best Yet." Net sales increased 19 percent to $372.4 million and, more importantly, operating income rose 21 percent to $40.1 million, both record levels of performance. Four of our five operating divisions posted record sales and two established record levels of operating income.

Our 1994 reported net income was $31.3 million or $.64 per share compared to $18.8 million or $.40 per share in 1993. 1994 net income was favorably impacted by a $10.0 million, or $.20 per share, tax benefit generated by a reduction in a valuation reserve established in 1992.

A major financial event in 1994 was the receipt of $52.6 million in Federal and state tax refunds. These refunds were derived from the tax treatment accorded the Company's 1989 transfer of 29.4 million shares of UNR common stock to the UNR Asbestos-Disease Claims Trust. The timely receipt of this $52.6 million tax refund resulted from some truly outstanding work by our corporate tax department.

On April 1, 1994, the Company paid a regular cash dividend of $.20 per share. On April 17, 1995, the Company will pay a $.25 per share regular cash dividend and a $1.30 per share extraordinary cash dividend. The payment of these April dividends will bring the total dividends paid over the last five years to $6.55 a share.

In June, 1994, we elected to sell our UNARCO Material Handling Division ("UMH"), a leading supplier of steel rack to the warehousing and distribution industries. We expect to close on the sale of UMH on March 31, 1995. The sale of UMH will permit greater focus on the Company's five higher performing core businesses.


DIVISION PERFORMANCE

1994 was a spectacular year for our Rohn Division. Sales grew 45 percent to $107.0 million, passing the $100 million level for the first time. Operating income was 73 percent higher in 1994 than in 1993. Rohn, as a leading supplier of towers and shelters to the telecommunications industry, has directly benefitted from the explosive growth of that industry. Our decision last year to double the capacity of Rohn's Bessemer, Alabama shelter manufacturing facility allowed them to significantly increase their shelter sales. Tower demand was exceptionally strong also, and Rohn's Peoria, Illinois plant set new production and shipment records. Rohn's outlook is very bright as the telecommunications industry continues to expand.

Leavitt Tube also had record sales in 1994. Shipments of steel tubing increased 7 percent over 1993. Volume and sales dollars reached $175.1 million, an increase of 17 percent. Steel prices continued to escalate in 1994 and gross margins at Leavitt were squeezed because of a lag in their ability to pass on the full amount of steel cost increases. Nevertheless, Leavitt's operating income rose by 16 percent in 1994 and was the second highest level of operating earnings in Leavitt's history. The entire Leavitt organization continues to give an outstanding performance.

UNARCO Commercial Products, our shopping cart division, also set new records in unit and dollar volume. UNARCO shipped in excess of 675,000 shopping carts and had sales of $62.0 million. Recent investments in plating capacities have provided UNARCO with the ability to continue to expand sales of shopping carts and food handling equipment for supermarkets. Marvin Weiss, long time President of UNARCO, retired on December 31, 1994, after 42 years with the Company. Marvin was a strong leader and was instrumental in establishing UNARCO as the industry leader in shopping carts. Russell Begley assumed the division presidency, and we look forward to the division's continued growth under his leadership.

Our Home Products Division, which manufactures stainless steel and Asterite* sinks, also set new records for unit and dollar sales. Sales dollars increased to $24.1 million. Operating income fell slightly because of increases in stainless steel prices which Home Products could not entirely pass on to their customers. The new Asterite* production facility in Ruston, Louisiana became fully operational in the third quarter of 1994, and high quality composite sinks are now being produced in quantity. Initial acceptance of the Asterite* sinks has been favorable and the division anticipates significant new sales in 1995.

Real Time Solutions ("RTS") had a disappointing year in 1994. Sales were down because of delays in signing a number of large contracts. However, operations were profitable for the year, and 1995 is expected to show considerable growth in bookings, sales and profitability.

This year marked the fifth year of operations of the "new" UNR that emerged from Chapter 11 in 1989. On the two pages that follow this letter, the Company's five year performance is briefly reviewed. We believe the results speak for themselves.

In summary, 1994 was great--and we look forward to the challenges of 1995 and beyond. We have set demanding performance targets for each of our operating divisions and our corporate staff groups and are confident that we will meet them with the same intensity, commitment and teamwork that was brought to bear in 1994. While 1994 was "The Best Yet," we remain certain that the best is yet to come.

                                   Sincerely,

                                   Thomas A. Gildehaus
                                   President and Chief Executive Officer

UNR INDUSTRIES, INC.
- --FIVE YEARS LATER

On July 29, 1982, UNR sought protection under Chapter 11 of the Bankruptcy Laws because of an overwhelming and ever growing number of asbestos claims related to a predecessor company's asbestos manufacturing business. On June 2, 1989, after operating for seven years in Chapter 11, UNR emerged as a reorganized company. Under the Plan of Reorganization, approximately 64 percent of the Company's common stock was allocated to a newly created UNR Asbestos-Disease Claims Trust (the Trust) in full discharge of all past, present and future asbestos-related claims. This reorganization effectively removed the asbestos albatross from UNR's corporate neck and provided the foundation for renewed growth and profitability.

The "new" UNR remained a public company with the Trust as its largest shareholder. The Trust supported the election of an experienced and talented Board of Directors to lead the Company. Since 1989, UNR's Board of Directors has pursued three objectives: maximizing cash flow available for distribution to shareholders; maintaining and improving the Company's fundamental operating capabilities through adequate reinvestment and excellent financial and operating management; and generating shareholder returns through a combination of high dividend payments and enhanced market value. This last objective could be achieved only through significant growth in sales and profits.

Given this context for UNR's situation in 1989, it is appropriate to examine the Company's performance "Five Years Later," and to evaluate its progress toward achieving the Board's objectives.


[GRAPH: SALES]
[GRAPH: OPERATING INCOME]
[GRAPH: OPERATING INCOME AS A PERCENTAGE OF ENDING STOCKHOLDERS' EQUITY] [GRAPH: CUMULATIVE DIVIDENDS PAID]
[GRAPH: FIVE-YEAR CUMULATIVE STOCK RETURN]

DIVISION PERFORMANCE

- - UNR now consists of five divisions instead of the seven that existed in 1989. The Midwest Steel and Midwest CATV Divisions were sold in 1993, and the UNARCO Material Handling Division in 1995. Real Time Solutions, Inc. (RTS) was purchased in 1993 and has proven to be an excellent investment with outstanding growth prospects.
- - In the past five years, UNR Rohn's sales have increased more than 118 percent--from $49.1 million in 1989 to $107.0 million in 1994. Its operating earnings rose over 240 percent. In the Company's two major markets--towers and shelters for the rapidly-expanding telecommunications industry--Rohn's position has never been stronger and more secure.
- - Since 1989, Leavitt Tube Division sales have increased from $148.1 million to more than $175.1 million, and operating income rose 25 percent. Leavitt's management team is experienced, its operations are continually improving and its market position is solid.
- - Sales at the UNARCO Commercial Products Division have expanded 44 percent since 1989: from $43.2 million in 1989 to $62.0 million. Operating earnings increased 83 percent in the same period. The nation's largest manufacturer of shopping carts, UNARCO Commercial Products shipped a record number of wire and plastic shopping carts in 1994.
- - Sales at the Home Products Division have increased 30 percent over the past five years to $24.1 million in 1994. Operating income rose 32 percent over the same period. With the introduction of the Asterite [REGISTERED TRADEMARK] sink to supplement the Company's popular stainless steel lines, Home Products is poised for accelerated growth.

The operating divisions' progress and performance have been extremely encouraging. By combining their manufacturing and marketing expertise with strong financial, tax, and legal management, the Company has improved its overall financial performance.

CORPORATE PERFORMANCE

SALES GROWTH--Sales have grown to $372.4 million from $254.2 million, a compounded, annual growth rate of eight percent. The principal engines of this growth have been the Leavitt and Rohn Divisions.
OPERATING EARNINGS GROWTH--Largely due to the performance of Leavitt and Rohn, operating earnings have grown to $40.1 million from $19.0 million, a compound growth rate of 16.1 percent.
OPERATING RETURN ON EQUITY--Operating income as a percent of equity has risen to 18 percent in 1994 from eight percent five years ago. The Company has achieved this increase by reducing its equity base through regular and extraordinary dividend payments and by substantially increasing its earnings.
DIVIDENDS PAID--Since its reorganization in 1989, the Company has paid a total of $232.8 million in dividends, or $5.00 per share. These funds have been generated from earnings, tax refunds, asset sales and insurance recoveries. This amount does not include the $80.0 million ($1.55 per share) dividend payment to be made on April 17, 1995.
TOTAL RETURN TO SHAREHOLDERS--Total annual return to shareholders (the combination of dividends paid and stock price) has averaged 24 percent over the past five years. In other words, $100.00 invested in UNR stock in 1989 would have a value of $296.00 on December 31, 1994, a 196 percent increase over the five-year period.

The performance of the Company during the past five years has been rewarding. The key factors in the Company's success include:

- - A reorganization plan that removed the asbestos albatross.
- - A majority shareholder who understood our business and supported the election of outstanding directors.
- - An active and involved Board of Directors that established strategic objectives and closely monitored management's plans and actions toward accomplishing those objectives.
- - Management teams at corporate and division levels that provided leadership, vision, and dedicated hard work.

And most important, the several thousand men and women of the UNR organization who, individually and collectively, have worked smarter and harder to accomplish these results.

UNR
LEAVITT                                                           [GRAPH: SALES]

Known in the industry as the "Tube People," UNR Leavitt ranks among the nation's leading manufacturers of structural and mechanical steel tubular products. Leavitt's unmatched line of steel tubing materials is found in a broad range of consumer and commercial products, including furniture, housewares, exercise equipment, lawn care products, toys, shopping carts, business furniture and fixtures, storage racks, ornamental iron products, and animal confinement equipment. By producing strong, durable, yet lightweight steel materials, Leavitt has also expanded its presence in the industrial sector as demand remains strong for products with high strength-to-weight ratios. In this market, Leavitt's products are used in manufacturing, construction and farm equipment, non-residential construction projects, electrical and mechanical equipment, and various other structural fabrication applications.

With more than 1.1 million square feet of production facilities located in Illinois, Indiana, and Mississippi, Leavitt has the capacity to produce more than 500,000 tons of steel tubing per year, ensuring Leavitt's customers a continuous supply of steel tubing products--regardless of the size of their order or how quickly it is needed.

UNR Leavitt celebrated a record year in 1994 both in terms of sales revenues and tons-of-steel shipped. Operating income was near the Division's historic high. The economy's expansion fueled much of Leavitt's growth this year, and the Division's superior service, quality, and inventory capacity contributed significantly to Leavitt's gains.

As the economy grows, Leavitt's success should continue throughout 1995. By forging stronger ties to its customers, Leavitt will enhance overall client service, which it predicts will translate to improved bottomline results. UNR Leavitt continues to explore new product possibilities and to make further improvements in productivity and quality.

                                                                             UNR
[GRAPH: SALES]                                                              ROHN

In 1948, UNR Rohn produced its first tower for home television reception. Today, UNR Rohn stands as one of the world leaders in the design, manufacture and installation of communication towers and fiberglass and concrete shelters. The Rohn product line is used in cellular telephone transmission, radio/television broadcasting, two-way communications, private microwave systems, governmental communications systems and many other applications. Rohn also manufactures and distributes galvanized agricultural livestock equipment. With more than 600,000 square feet of production facilities in Illinois, Indiana and Alabama, Rohn keeps pace with the global market for communication towers and equipment shelters. In 1994, approximately 100,000 square feet were added to its state-of-the-art production facility in Alabama to meet industry demand for concrete and fiberglass equipment shelters.

As Rohn's production capacity grows, so does its workforce of nearly 700 people. Rohn's experienced professionals help customers respond quickly to new markets and technologies. With an extensive product inventory, Rohn provides fast turnaround on orders for towers and equipment shelters, helping its customers bring new products on-line. Its in-house design and construction staffs can deliver high-quality towers up to a maximum height of 1,500 feet.


In 1994, Rohn enjoyed its best year with sales exceeding 1993 results by 45 percent. Strong demand in the cellular telephone industry for both towers and equipment shelters has fueled the Division's excellent performance. UNR Rohn's future remains bright based on a U.S. telecommunications market that shows few signs of slowing and an expanding international market. These markets will keep production of Rohn's towers and equipment shelters running at full throttle. Looking ahead to 1995 and beyond, emerging technologies, such as personal communications systems (PCS) and enhanced specialized mobile radio
(ESMR) systems, the continued growth in cellular telephone systems and the new wireless cable television technologies are all expected to provide revenue growth opportunities for Rohn.

UNARCO
COMMERCIAL                                                        [GRAPH: SALES]
PRODUCTS

More than 55 years ago, UNARCO Commercial Products was founded with one goal in mind--to make the first, and the best, shopping cart. Today, UNARCO is the nation's largest manufacturer of shopping carts and serves as the primary or exclusive supplier of steel shopping carts to nine of the ten largest supermarket chains. UNARCO also manufactures a full line of steel-framed carts with plastic baskets that clients customize with store logos and colors. After only three years, the Division has become a leading supplier to the plastic shopping cart market.

UNARCO is the only manufacturer that also provides supermarkets with a wide selection of display, handling and stocking equipment, including the "Vendex" and "VendAll" product lines. In fact, the division's breadth of product allows it to supply virtually every type of cart required to move merchandise through a store.

UNARCO's 500,000 square-foot production facility in Oklahoma, which employs more than 700 people, is the industry's largest and most fully-integrated manufacturing facility. From this facility, UNARCO distributes its products to 44 countries in North America, South America, Europe, Africa and Asia.

As major retailers continue to benefit from a strong economic climate, the Division continued to grow through 1994, setting record levels in sales and volume of carts shipped.

With a well-established position in the U.S. shopping cart market, UNARCO anticipates 1995 to be a year of continued growth on several fronts, including its "back room" storage products for grocery stores, its plastic shopping cart line and its lines of luggage carriers.

                                                                             UNR
[GRAPH: SALES]                                                     HOME PRODUCTS

UNR Home Products is one of the top three manufacturers of residential stainless steel kitchen sinks in the United States. Marketing its products under three well-known brand names--"Federal/American, [REGISTERED TRADEMARK]"
"Republic, [REGISTERED TRADEMARK]" and "Luxus [REGISTERED TRADEMARK]"-- Home Products distributes its stainless steel sinks through retail and plumbing wholesale outlets to U.S. and international markets.

Home Products also manufactures and distributes the "Ultralux -TM-" sink, a composite sink made of Asterite [REGISTERED TRADEMARK]. Ultralux is available in a variety of colors and, unlike porcelain and cast iron sinks, will not chip, crack, stain or scratch. More than 60 percent lighter than cast iron sinks and easily installed by one person, Ultralux sinks have quickly become popular among do-it-yourself customers. The Ultralux line is manufactured at a modern, 10,000-square-foot facility in Louisiana. Completed in mid 1994, the new facility has tripled Home Products' production capabilities and has made Home Products the only U.S. sink producer to manufacture composite-based sinks in-house.

UNR Home Products celebrated its best sales year in 1994. Operating income for the Division reached near record levels even accounting for the start-up costs related to bringing the new Ultralux facility on-line.

Although stainless steel costs continue to rise, UNR Home Products is optimistic about 1995. The Division is strengthening its marketing efforts, and it continues to reduce manufacturing costs in its stainless steel plant. The Division also is optimistic about the potential benefits of having a full year of production capacity at its Ultralux facility.

REAL TIME
SOLUTIONS                                                         [GRAPH: SALES]

As corporations seek new ways to reduce costs and improve productivity, material handling--the efficient movement and management of inventory--has blossomed into a multi- billion dollar industry that encompasses a vast array of equipment, systems and activities. One of the industry's rapidly expanding markets includes paperless order-picking systems. Real Time Solutions (RTS) is the industry leader in "pick-to-light" or paperless systems. Marketed under the trade name EASYpick [REGISTERED TRADEMARK], RTS innovative, computerized system lights up a control panel to let employees know what product to pick and the quantity. Customers using EASYpick [REGISTERED TRADEMARK] have reported productivity increases ranging from 50 to 350 percent, while order fulfillment errors have dropped by approximately 90 percent.

RTS had a disappointing year in 1994 as both sales and operating income fell well below 1993 results. Most of the fall-off is attributable to delays in closing installation contracts. Nevertheless, RTS remains confident that its technological edge, combined with a more focused sales force, will provide better results in the future.

A growing U.S. economy will continue to drive interest in warehouse automation. As a result, RTS anticipates a solid year of growth in 1995. Besides a more focused sales effort, RTS will introduce two promising products: PUT, a new, "put-to-light" system designed to accelerate complex cross dock store distribution; and a receiving and replenishment control system (RCS) which is fully integrated with the EASYpick [REGISTERED TRADEMARK] system.


STATEMENTS OF INCOME (in thousands except per share data)
UNR INDUSTRIES, INC. AND SUBSIDIARIES for the years ended December 31, 1994, 1993 and 1992

- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                                             1994           1993           1992
   NET SALES                                                             $372,385       $312,873       $281,776
   Cost of products sold                                                  287,975        242,008        217,588

   GROSS PROFIT                                                          $ 84,410       $ 70,865       $ 64,188
   Selling expense                                                         20,884         17,605         16,280
   Administrative and general expenses                                     23,449         20,169         17,605

   OPERATING INCOME                                                      $ 40,077       $ 33,091       $ 30,303
   Insurance recovery                                                          --             --         13,000
   Interest income                                                          1,798          1,256          4,062
   Interest expense                                                        (2,545)        (2,884)        (2,928)

   INCOME FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                                 $ 39,330       $ 31,463       $ 44,437
   Income tax provision (benefit)                                           5,800         11,700        (85,400)

   INCOME FROM CONTINUING OPERATIONS                                     $ 33,530       $ 19,763       $129,837

   Discontinued operations:
     Income (loss) from operations, net of tax benefits                       295           (979)           46
     Loss on dispositions, net of $1,500 and $3,800 tax benefit
       in 1994 and 1992, respectively                                      (2,500)            --         (6,200)

   NET INCOME                                                            $ 31,325       $ 18,784       $123,683
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
   Net Income (Loss) Per Share:
   Continuing operations                                                 $    .68       $    .42       $   2.88
   Discontinued operations--
     Income (loss) from operations                                            .01           (.02)            --
     Loss on dispositions                                                    (.05)            --           (.14)

   NET INCOME PER SHARE                                                  $    .64       $    .40       $   2.74
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

BALANCE SHEETS (in thousands)
UNR INDUSTRIES, INC. AND SUBSIDIARIES as of December 31, 1994 and 1993

- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------
   ASSETS                                                                    1994        1993
   CURRENT ASSETS:
     Cash and cash equivalents                                           $ 68,991    $  1,226
     Accounts, notes and other receivables, less allowance
       for doubtful accounts of $3,959 in 1994 and $2,637 in 1993          51,311      41,036
     Income tax refunds receivable                                             --      53,000
     Inventories, less reserve for LIFO valuation of $8,720 in 1994
       and $7,230 in 1993                                                  70,016      57,409
     Deferred income taxes                                                 16,000      12,100
     Prepaid expenses                                                       2,757       2,750
- ----------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                   209,075     167,521
- ----------------------------------------------------------------------------------------------
   PLANT AND EQUIPMENT:
     Land                                                                   6,985       7,162
     Buildings                                                             51,074      47,823
     Machinery and equipment                                              104,730      99,584
- ----------------------------------------------------------------------------------------------
                                                                          162,789     154,569
     Less--Accumulated depreciation                                       (98,450)    (91,091)
- ----------------------------------------------------------------------------------------------
   TOTAL PLANT AND EQUIPMENT                                               64,339      63,478

   OTHER ASSETS:

     Deferred income taxes                                                  8,610      16,100
     Net assets of discontinued operations                                 11,244      15,975
     Other-primarily goodwill                                               6,179       7,157

   TOTAL ASSETS                                                          $299,447    $270,231
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.


- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY                                      1994        1993

   CURRENT LIABILITIES:
     Short-term borrowings                                               $     --    $  5,100
     Current portion of long-term liabilities                               3,470       4,261
     Accounts payable                                                      14,063      10,644
     Accrued expenses--
       Payroll related                                                     10,574       8,163
       Insurance related                                                    5,800       4,985
       Customer deposits                                                    5,831       3,442
       Income taxes                                                           907         442
       Other                                                                9,397       8,131
   TOTAL CURRENT LIABILITIES                                               50,042      45,168
   LONG-TERM LIABILITIES--NOTES AND CAPITAL LEASES                         23,278      21,940
   WARRANTS                                                                 5,531       9,739
   STOCKHOLDERS' EQUITY:
     Common stock, $.01 par value, authorized--60,000 shares, issued--
       51,577 shares in 1994 and 48,842 shares in 1993                        516        488
     Capital surplus                                                      130,497    117,011
     Retained earnings                                                    102,023     79,230
                                                                          233,036    196,729
     Less--631 treasury shares, at cost                                    (2,751)    (2,751)
         --Notes receivable from officers                                  (9,100)        --
         --Unearned portion of restricted st                                 (589)      (594)
   TOTAL STOCKHOLDERS' EQUITY                                             220,596    193,384

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $299,447   $270,231
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS (in thousands)
UNR INDUSTRIES, INC. AND SUBSIDIARIES for the years ended December 31, 1994, 1993 and 1992




- ---------------------------------------------------------------------------------------------------------------
                                                                             1994           1993           1992
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                             $31,325        $18,784       $123,683
   Adjustments for noncash items included in net income--
     Depreciation and amortization                                          9,247          8,864          7,822
     Provision for deferred employee compensation                             383            211             58
     Deferred income tax                                                    3,590         10,900        (90,000)
     Discontinued operations charge                                         2,500             --          6,200
     Insurance settlement                                                      --             --         (8,000)
     Disposal of plant and equipment                                           44             42            433
     Operating requirements--
       Accounts receivable (increase) decrease                            (10,275)       (10,011)         1,806
       Income tax refund receivable decrease                               52,603             --             --
       Inventories (increase)                                             (12,607)          (106)        (1,240)
       Prepaid expenses (increase) decrease                                    (7)           (85)           132
       Accounts payable and accrued expenses increase (decrease)           11,193          5,845        (11,685)
           Net cash provided by operating activities                      $87,996        $34,444        $29,209

   CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of Real Time Solutions, Inc. (net of cash acquired)         $    --        $(3,134)      $     --
     Purchase of plant and equipment                                       (9,197)        (4,790)        (4,848)
     Proceeds from the sale of plant and equipment                            178            248            283
     (Increase) decrease in other assets                                     (154)            25         (1,171)
     Proceeds from the sale of discontinued operations                      1,412         13,757             --
     Discontinued operations                                                  818         (7,421)        14,603
     Insurance proceeds and sale of receivable                                 --          8,646         33,718

           Net cash provided by (used for) investing activities           $(6,943)        $7,331        $42,585

   CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in long-term liabilities                         $   547        $(3,871)       $(2,849)
     (Payment) proceeds of short-term borrowings                           (5,100)         5,100             --
     Dividends paid                                                        (9,738)      (160,208)       (53,745)
     Loans to officers                                                     (9,100)            --             --
     Common stock issued                                                   10,103          6,210          3,221
           Net cash (used for) financing activities                      $(13,288)     $(152,769)      $(53,373)
           Net increase (decrease) in cash and cash equivalents           $67,765      $(110,994)      $ 18,421
   Cash and cash equivalents, beginning of period                           1,226        112,220         93,799
   Cash and cash equivalents, end of period                               $68,991       $  1,226       $112,220
- ---------------------------------------------------------------------------------------------------------------
   Cash paid during the year for interest                                 $ 2,546       $  2,587       $  2,817
- ---------------------------------------------------------------------------------------------------------------
   Cash paid during the year for income taxes                             $ 1,602       $  2,454       $ 13,430
- ---------------------------------------------------------------------------------------------------------------
   Treasury stock issued for the acquisition of Real Time Solutions, Inc. $    --       $  4,159       $     --
- ---------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands except per share data)

UNR INDUSTRIES, INC. AND SUBSIDIARIES for the years ended December 31, 1994, 1993 and 1992


- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------
                                        COMMON STOCK                                    TREASURY STOCK

                                                                                                                              N/R
                                        SHARES                 CAPITAL    RETAINED                          RESTRICTED       FROM
                                        ISSUED      AMOUNT     SURPLUS    EARNINGS      SHARES      AMOUNT       STOCK    OFFICERS

   Balance December 31, 1991            46,118    $115,295     $87,659      $8,926      (1,347)    $(5,608)      $  --      $   --
     Net Income                             --          --          --     123,683          --          --          --          --
     Issuance of restricted stock           60         150         199          --          --          --        (349)         --
     Amortization of restricted
       shares                               --          --          --          --          --          --          58          --
     Cash dividends--$2.20 per share        --          --     (89,231)    (11,023)         --          --          --          --
     Stock options exercised               712       1,781         541          --          --          --          --          --
     Warrants exercised                     27          68          44          --          --          --          --          --
     Stock options tax benefit              --          --         788          --          --          --          --          --

   Balance December 31, 1992            46,917   $ 117,294    $     --   $ 121,586     (1,347)    $ (5,608)     $ (291)     $   --
     Net Income                             --          --          --      18,784         --           --          --          --
     Issuance of treasury
       stock for acquisition                --          --       1,819          --         616       2,339          --          --
     Issuance of restricted stock           78         122         393          --          --          --        (514)         --
     Amortization of restricted
       shares                               --          --          --          --          --          --         211          --
     Cash dividends--$1.20 per share        --          --      (1,806)    (58,148)         --          --          --          --
     Stock options exercised               608         597         812          --          --          --          --          --
     Stock options tax benefit              --          --       1,193          --          --          --          --          --
     Warrants exercised                  1,239       1,957       2,065        (200)        100         518          --          --
     Change in stock par value              --    (119,482)    119,482          --          --          --          --          --
     Warrants reclassification              --          --      (6,947)     (2,792)         --          --          --          --

   Balance December 31, 1993            48,842       $ 488   $ 117,011    $ 79,230        (631)   $ (2,751)     $ (594)     $   --
     Net Income                             --          --          --      31,325          --          --          --          --
     Issuance of restricted stock           66           1         377          --          --          --        (378)         --
     Amortization of restricted
       shares                               --          --          --          --          --          --         383          --
     Notes receivable from
       officers for stock purchase       1,650          17       9,100          --          --          --          --      (9,100)
     Cash dividends--$.20 per share         --          --          --      (9,738)         --          --          --          --
     Stock options exercised                17          --          35          --          --          --          --          --
     Stock options tax benefit              --          --          31          --          --          --          --          --
     Warrants exercised                  1,002          10       3,943       1,206          --          --          --          --

   BALANCE DECEMBER 31, 1994            51,577        $516    $130,497    $102,023        (631)    $(2,751)      $(589)    $(9,100)
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The financial statements include the consolidated accounts of UNR Industries, Inc. and its subsidiaries ("UNR" or the "Company"). All significant intercompany transactions have been eliminated in consolidation.


CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with a maturity of three months or less and all treasury bills to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES

Inventories valued using the last-in, first-out ("LIFO") method of determining cost at the end of the years 1994 and 1993, were $18,330,000 and $14,160,000, respectively. Under the first-in, first-out ("FIFO") method of determining cost (which approximates current or replacement cost), these inventories would have been approximately $8,720,000 and $7,230,000 higher than those reported at the end of 1994 and 1993, respectively. There was no significant LIFO liquidation effect on income in the accompanying financial statements. Inventory costs include material, labor and factory overhead.


Total inventories in 1994 and 1993 included the following classifications (In
Thousands):
- ---------------------------------------------------------------------------
                                                          1994         1993
   Work in process and finished products               $43,773      $36,423
   Raw materials and supplies                           26,243       20,986
     Total Inventories                                 $70,016      $57,409
- ---------------------------------------------------------------------------



PLANT AND EQUIPMENT

Land, buildings and equipment are carried at cost. Expenditures for maintenance and repairs are charged directly against income; major renewals and betterments are capitalized. When properties are retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the profit or loss resulting from the disposal is reflected in income.

The Company provides for depreciation of plant and equipment over the estimated useful lives of the assets (buildings--20 to 45 years; machinery and equipment-- 3 to 20 years). Depreciation is generally provided on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

INCOME TAXES

As of January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns.

On December 21, 1992, the Internal Revenue Service issued final regulations under Section 468B "Special Rules for Designated Settlement Funds." Prior to the issuance of these tax regulations, the Company had significant unrecorded net operating loss carry-forwards resulting from extraordinary reorganization charges included in the 1989 Statement of Income. Through 1992, these charges were deducted for income tax purposes only to the extent expenditures were actually made by the UNR Asbestos-Disease Claims Trust. Approximately $31.8 million of expenditures were made by the Trust in 1992, and the related tax benefit of $12.1 million was recorded by the Company in that year.

The Section 468B regulations deal with the tax treatment of the Company's 1989 transfer of 29.4 million shares of UNR stock to the UNR Asbestos-Disease Claims Trust. Based on these regulations, the Company and Trust elected to treat the Trust as a Qualified Settlement Fund ("QSF") on January 1, 1993, which entitled the Company to a tax deduction equivalent to the value of the stock held by the Trust on that date. This deduction substantially reduced the Company's 1993 income tax liability and also generated tax loss carry-backs and carry-forwards. The Company received Federal and state income tax refunds of $52.6 million as a result of the carry-backs. Based on these developments, the Company recorded a tax benefit (net of a valuation allowance of approximately $20.0 million) of $90.0 million or $1.99 per share in the fourth quarter of 1992.

Total income tax expense/(benefit) for the years ended December 31, 1994, 1993, and 1992, was allocated as follows (In Thousands):

- ----------------------------------------------------------------------------
                                            1994         1993          1992
Income from continuing operations        $ 5,800      $11,700      $(85,400)
Discontinued operations                   (1,300)        (800)       (3,800)
Stockholders equity, for compensation
  expense for tax purposes in excess
  of amounts recognized for financial
  reporting purposes                         (31)      (1,193)         (788)
                                         $ 4,469      $ 9,707      $(89,988)
- ----------------------------------------------------------------------------

Income tax expense/(benefit) attributable to income from continuing operations consists of a current provision of $1.5 million, a deferred provision of $14.3 million and a reduction in the valuation allowance of $10.0 million.

Income tax expense/(benefit) attributable to income from continuing operations was $5,800, $11,700 and $(85,400), for the years ended December 31, 1994, 1993 and 1992, respectively, and differed from the U.S. Federal statutory income tax rate as follows (In Thousands):

- ---------------------------------------------------------------------------------------------
                                      1994                 1993                 1992
                                    AMOUNT       %       Amount       %       Amount       %
Computed statutory provision      $ 13,800      35      $11,000      35    $  15,100      34
Trust payments                          --      --           --      --      (12,100)    (27)
State taxes net of Federal effect    2,000       5        1,800       5        1,600       4
Enacted tax rate change                 --      --       (1,100)     (3)          --      --
QSF deduction (Section 468B)            --      --           --       --    (110,000)   (248)
Valuation allowance                (10,000)    (25)          --       --      20,000      45
Total provision/(benefit)         $  5,800      15      $11,700       37    $(85,400)   (192)
- --------------------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 1994, 1993 and 1992 are as follows (In Thousands):


- ------------------------------------------------------------------------------------------
                                                               1994       1993       1992
Net operating loss carry-backs                              $    --    $    --    $54,000
Net operating loss carry-forwards                            20,400     39,700     47,500
Tax credit carry-forwards (including general business
  credits and alternative minimum tax)                        8,500      8,500      8,500
Depreciation                                                 (3,500)    (3,600)    (3,700)
Accrued insurance reserves                                    3,500      2,900      2,900
Other, net                                                    5,710        700     (2,200)
Less: Valuation allowance                                   (10,000)   (20,000)   (20,000)
Net deferred tax assets                                     $24,610    $28,200    $87,000
- ------------------------------------------------------------------------------------------


The Company has available approximately $52.0 million of net operating loss carry-forwards to offset future taxable income through 2008. The Company also has general business tax credits of $3.0 million which are available to reduce future Federal income taxes through 2002. A portion of these credits begin to expire starting in 1997. Alternative minimum tax (AMT) credits of approximately $5.5 million are available to reduce future Federal taxable income over an indefinite period. As a result of adopting SFAS 109 in 1992, the Company has recognized the benefit of approximately $98.0 million of its net operating loss carry-forwards and tax credits realized or expected to be realized through 1996. The utilization of the net operating loss and credit carry-forwards depends on future taxable income during the applicable carry-forward periods. The Company has therefore provided a valuation allowance as required under SFAS 109 to reflect the inherent uncertainty of projections as to future events. This valuation allowance has been reduced to $10.0 million as of December 31, 1994. The reduction in the valuation allowance to $10.0 million relates to management's judgment concerning the realizability of benefits arising from net operating loss and credit carry-forwards. The remaining net operating loss carry-forwards and the general business and AMT tax credits available to the Company may be recorded into income and equity at a future date.

NET INCOME PER SHARE

Net income per share of common stock is based upon the weighted average number of common shares outstanding during the year. The weighted average common shares were 49,318,000 in 1994, 47,369,000 in 1993 and 45,040,000 in 1992. Dilution,
which would result if all outstanding warrants and options were exercised, is not significant to the net income per share computation.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

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

In November, 1992, the Financial Accounting Standards Board issued a new standard on accounting for postemployment benefits. The new standard requires that the expected cost of benefits provided to former or inactive employees after employment but before retirement be recognized on the accrual basis of accounting. The Company has no material liability for postemployment benefits.

PENSION AND PROFIT SHARING PLANS

The Company and its subsidiaries have various pension plans covering substantially all of their employees. Included in these plans are certain union-sponsored plans to which the Company makes annual contributions equal to the amounts accrued. The total pension expense for union-sponsored plans for 1994, 1993, and 1992 was approximately $1,038,000, $839,000 and $806,000, respectively. The Company has one trustee-administered profit-sharing plan covering salaried employees. Discretionary contributions of $1,073,000, $998,000 and $975,000 were made and charged to expense in 1994, 1993 and 1992, respectively. Total pension expense/(benefit) for Company-sponsored plans for 1994, 1993 and 1992 was $271,000, $224,000 and $(33,000), respectively. Pension expense includes the following components (In Thousands):


- -----------------------------------------------------------------------------------------------------------
                                                                              1994         1993        1992
   Service cost--benefits earned during the period                            $419         $409        $336
   Interest on projected benefit obligations                                   691          622         492
   Actual return on plan assets                                               (805)        (768)       (863)
   Net amortization and deferral                                               (34)         (39)          2
     Net pension expense (benefit)                                            $271         $224        $(33)
- -----------------------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------
The status of the plans at the respective year-ends was as follows (In Thousands):
- -----------------------------------------------------------------------------------------------------------
                                                                              1994         1993        1992
   Fair market value of plan assets                                        $11,075      $10,270     $ 9,565
   Actuarial present value of benefits for services rendered to date:
     Accumulated benefit obligation based on salaries
       to date, including vested benefits of $8,376, $7,521
       and $5,931 in 1994, 1993 and 1992, respectively                     $ 8,773      $ 7,924     $ 6,084
     Additional benefits based on estimated future
       salary levels                                                         1,056          878         780
   Projected benefit obligations                                           $ 9,829      $ 8,802     $ 6,864
   Excess of plan assets over projected
     benefit obligations                                                   $ 1,246      $ 1,468     $ 2,701
   Unrecognized net transitional asset                                        (317)        (350)       (555)
   Unrecognized market (gain) or loss                                          466         (352)     (1,402)
   Prepaid pension liability recognized
     on the balance sheet at year-end                                      $ 1,395      $   766     $   744
- -----------------------------------------------------------------------------------------------------------


The expected long-term rate of return on plan assets was 8.0%, 7.9% and 8.5% for 1994, 1993 and 1992, respectively. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of accumulated benefit obligations were 7.5% and 4.0% in 1994, 7.2% and 4.0% in 1993 and 7.7% and 4.0% in 1992.

(2) INSURANCE RECOVERIES

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

(3) DISCONTINUED OPERATIONS

In June of 1994, the Company decided to divest itself of the industrial storage rack business of the Material Handling Division. On February 2, 1995, the Company announced the sale of this business to the Renco Group, Inc. The net assets of this operation have been reclassified to "Net assets of discontinued operations" (Other Assets) in the accompanying balance sheets. The after-tax $2.5 million provision for estimated loss on disposition includes a write-down of these assets to estimated net realizable values and the estimated costs of disposing this operation.

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

Net sales from discontinued operations were $57.6 million, $72.1 million and $108.9 million in 1994, 1993 and 1992, respectively.

(4) LITIGATION

The Company is involved in various pending legal proceedings and claims arising in the normal course of its business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company is of the opinion, after consultation with counsel, that such proceedings and claims, individually or in the aggregate, are not material to its business or financial condition.

(5) LEASES

The Company leases certain of its facilities and equipment under operating leases or capital leases, as defined by SFAS No. 13. The Company's property under capital leases, which is included in plant and equipment, consists of $6,021,000 at December 31, 1994, and $4,194,000 at December 31, 1993 (see
Note 6).

Future minimum payments for operating leases at December 31, 1994, are $1,483,000 in 1995, $1,365,000 in 1996, $734,000 in 1997, $514,000 in 1998 and
$1,736,000 after 1998. Rental expense under operating leases was approximately $2,121,000 in 1994, $1,792,000 in 1993 and $1,832,000 in 1992. Some of the
leases contain renewal options for varying periods from two to five years.

(6) LONG-TERM BORROWINGS

Total borrowings of the Company at December 31, 1994 and 1993, consisted of the following (In Thousands):


- ----------------------------------------------------------------------------
                                                         1994           1993
   Mortgage notes payable at 7.0% to 11%              $19,758        $20,927
   Capital leases                                       6,021          4,194
   Industrial Revenue Bonds                               644            705
   Other notes payable                                    325            375
   Short-term borrowings                                   --          5,100
         Total                                        $26,748        $31,301
- ----------------------------------------------------------------------------
   Classified in the balance sheets as follows-
     Short-term borrowings                            $    --        $ 5,100
     Current portion of long-term liabilities           3,470          4,261
     Notes and capital leases                          23,278         21,940
         Total                                        $26,748        $31,301
- ----------------------------------------------------------------------------

The mortgage notes payable primarily relate to the Company's steel tubing manufacturing facilities in Chicago and Indiana. The net book value of property pledged as collateral for the mortgage loans amounted to approximately $22,914,000 and $25,163,000 as of December 31, 1994 and 1993.

In October 1994, the Company expanded its line of credit for short-term borrowings with a bank from $20.0 million to $35.0 million. Under the terms of the agreement, interest rates are determined at the time of borrowing with interest payable at the prevailing prime rate or LIBOR rate plus 1-1/4%, at the Company's option. There were no outstanding borrowings at December 31, 1994, and at December 31, 1993, outstanding borrowings totalled $5.1 million at an average interest rate of 5.4%. Such credit agreement is secured by certain accounts receivable of the Company and its subsidiaries. The commitment fee on the unused portion of the facility is 3/8% per annum.

Aggregate annual payments required on secured debt, including capitalized leases, are $3,470,000 in 1995, $4,196,000 in 1996, $3,559,000 in 1997,
$3,583,000 in 1998, $3,612,000 in 1999 and $8,328,000 thereafter.

(7) RESTRICTED STOCK PLAN

The UNR Industries, Inc. Restricted Stock Plan was approved by the shareholders of the Company on July 30, 1992. The Plan provides for the granting of restricted stock to certain key employees and reserves for issuance of 1,000,000 shares of common stock.

The Company had 197,563 and 133,096 shares of restricted stock outstanding at December 31, 1994 and 1993, respectively. Of the current shares outstanding, 110,000 were awarded to the Company's President and CEO in connection with his employment agreement and 87,563 shares were issued to certain key employees of the Company. These shares have the same dividend and voting rights as other common stock, except that extraordinary dividends on restricted stock held by employees other than the President are paid in the form of additional shares of restricted stock. Restricted stock is considered to be currently issued and outstanding. The cost of the restricted stock, determined as the fair market value of the shares at the date of grant, is expensed ratably over a three-to-five year vesting period. Such expense amounted to $383,000 in 1994 and $211,000 in 1993.

(8) STOCK OPTION PLAN

The Company had two stock option plans at December 31, 1994, the Key Executives' Stock Option Plan and the 1994 Stock Option Plan.

The Key Executives' Stock Option Plan was approved by the shareholders of the Company on July 12, 1990. This Plan provides for granting of non-qualified and incentive stock options, and reserves for the issuance of up to 2,500,000 authorized but unissued shares of common stock. Outstanding options granted under this Plan are exercisable at a price equal to the fair market value at the date of grant and expire in 10 years. At December 31, 1994, 1,153,000 common shares were available for granting under this Plan. There are no outstanding options under this Plan at December 31, 1994.

The 1994 Stock Option Plan was approved by the shareholders of the Company on November 1, 1994. This Plan provides for granting of non-qualified options and reserves for the issuance of up to 500,000 shares. Outstanding options granted under this Plan are exercisable at a price equal to the fair market value at the date of grant, reduced by the amount of any "Extraordinary Dividend" made after the date of grant, and expire in five years. Each option is exercisable upon the attainment of certain stock price thresholds, adjusted for extraordinary dividends, or fifty four months, whichever comes earlier. At December 31, 1994, 95,000 common shares were available for granting under this Plan.

Information relating to these Plans are summarized below (In Thousands Except Per Share Data):


                                                                Average
                                                  Shares         Option
                                              Subject To      Price Per
                                                 Options          Share
- -----------------------------------------------------------------------
   Outstanding, December 31, 1991                  1,715         $3.149
     Granted                                          --             --
     Exercised                                      (712)         3.259
     Canceled                                       (378)         3.205
   Outstanding, December 31, 1992                    625         $2.961
     Granted                                          --             --
     Exercised                                      (608)         2.314
     Canceled                                         --             --
   Outstanding December 31, 1993                      17         $2.078
     Granted                                         405          5.525
     Exercised                                       (17)         2.078
     Canceled                                         --             --
   Outstanding December 31, 1994                     405         $5.525
- -----------------------------------------------------------------------


(9) ACQUISITIONS

On April 27, 1993, the Company purchased all the issued and outstanding stock of Real Time Solutions, Inc. ("RTS"). RTS provides automated inventory management products to the warehouse and distribution industry. Their primary product is a light directed display based inventory picking, sorting, packing and shipping system called "EASYpick." The purchase price included $4.2 million of cash and 616,102 shares of common stock valued at approximately $4.2 million. The purchase price exceeded the fair value of RTS's net assets by approximately $7.7 million which is reported as goodwill in the accompanying balance sheets and is being amortized over a seven-year period. Amortization expense for 1994 was $1,097,000 and $823,000 in 1993.

(10) STOCKHOLDERS' EQUITY

In connection with the Company's Plan of Reorganization, effective June 2, 1989, stockholders of record as of that date, retained their common stock and received one warrant for each share of common stock owned with the right to purchase an additional share of common stock at $5.15 per share until June 14, 1995. Additionally, upon exercise, warrantholders are entitled to receive any extraordinary dividend (as defined) paid or payable by the Company. The amount related to the Company's potential obligation to pay extraordinary dividends to such warrantholders upon conversion ($4.20 per warrant) has been reclassified from Stockholders' Equity and recorded as Warrants in the accompanying balance sheets. At December 31, 1994 and 1993, the number of outstanding convertible warrants were 1,316,881 and 2,318,750, respectively.

On September 24, 1990, the Company announced that its Board of Directors had authorized the acquisition, through both negotiated transactions involving large blocks and open-market purchases, of up to 1.5 million shares of its common stock to be held as treasury shares and be available to meet requirements of its Key Executives' Stock Option Plan. As of December 31, 1994 and 1993, 1,133,565 shares have been purchased.

On May 6, 1993, the Company's stockholders approved a reduction in the par value per share of common stock from $2.50 to $.01. This resulted in a $119,482,000 reduction in Common Stock and a corresponding increase to Capital Surplus.

On March 3, 1995, the Company declared a regular dividend of $.25 per share and an extraordinary dividend of $1.30 per share to be paid on April 17, 1995 to Stockholders of record on April 3, 1995.

On April 1, 1994, the Company paid a regular dividend of $.20 per share to stockholders of record as of the close of business on March 18, 1994.

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

(11) RELATED PARTY TRANSACTIONS

The Company presently holds three notes receivable for a total of $9,100,000 from executive officers of the Company. These notes are related to the 1994 Executive Stock Purchase Plan approved by shareholders of the Company on November 1, 1994. Under the Plan, executive officers purchased 1,650,000 shares of common stock from the Company, at the then fair market value. Shares were paid for in cash in the amount of the par value of the stock and the balance in promissory notes due in three years. The notes are interest free (although interest is imputed for tax purposes), except in the event a participant resigns from the Company, is terminated for cause or, if the stock is sold within three years, the notes become due and interest at the applicable Federal rate is applied retroactively from the date of the notes. Dividends, net of Federal and state taxes, are applied to the principal of the notes. If the stock is not sufficient to satisfy the loan balance at maturity, the participant can transfer the shares in partial payment of the note and is personally liable for that portion of the note exceeding 25% of the loan balance.

(12) BUSINESS SEGMENT INFORMATION

The Company operates two business segments within the United States.

Net sales include only those to unaffiliated customers, as reported in the Company's Statements of Income. Intersegment sales are eliminated in the financial statements and are also eliminated in these tables since they represent less than 5% of net sales. Operating income includes all costs and expenses directly related to the segment involved. Corporate assets consists principally of cash, prepaid expenses and other assets. (In Thousands):



- -------------------------------------------------------------------------------------------------
   NET SALES FROM CONTINUING OPERATIONS                            1994         1993         1992
     Industrial                                                $179,772     $160,522     $141,061
     Commercial                                                 192,613      152,351      140,715
                                                               $372,385     $312,873     $281,776
- -------------------------------------------------------------------------------------------------
   OPERATING INCOME FROM CONTINUING OPERATIONS
     Industrial                                                 $18,201      $17,860      $17,591
     Commercial                                                  27,833       21,844       18,125
     Corporate Expenses                                          (5,957)      (6,613)      (5,413)
     Operating Income                                           $40,077      $33,091      $30,303
     Insurance Recovery                                              --           --       13,000
     Interest income (expense), net                                (747)      (1,628)       1,134
   INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES        $39,330      $31,463      $44,437
- -------------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------
                            Identifiable Assets                       Capital                            Depreciation
                                At Year-End                         Expenditures                       And Amortization
                      1994         1993         1992        1994        1993        1992        1994        1993        1992
   Industrial      $96,734      $90,310      $77,904      $2,579      $1,380      $1,110      $5,441      $5,216      $4,362
   Commercial      109,831       92,026       89,526       6,437       3,320       3,678       3,717       3,527       3,325
   Corporate        92,882       87,895      223,619         181          90          60          89         121         135
                  $299,447     $270,231     $391,049      $9,197      $4,790      $4,848      $9,247      $8,864      $7,822
- -----------------------------------------------------------------------------------------------------------------------------

QUARTERLY RESULTS OF OPERATIONS (in thousands except per share data)
(Unaudited)


- -------------------------------------------------------------------------------------------------------
                                           First       Second        Third        Fourth           Year
   1994
   Net Sales                             $84,816      $91,054      $94,169      $102,346       $372,385
   Gross profit                           18,270       19,000       20,701        26,439         84,410
   Operating income                        7,881        8,795       10,098        13,303         40,077
   Income from
     continuing operations                 4,446        5,004        6,005        18,075         33,530
   Discontinued operation:
     Income (loss) from operation           (110)         405           --            --            295
     Loss on disposition                      --       (2,500)          --            --         (2,500)
   Net Income                             $4,336       $2,909       $6,005       $18,075        $31,325
- -------------------------------------------------------------------------------------------------------
   Net Income (Loss) Per Share
     Continuing operations                  $.09         $.10         $.12          $.36           $.68
     Discontinued operation:
       Income from operation                  --          .01           --            --            .01
       Loss on disposition                    --         (.05)          --            --           (.05)
   Net Income Per Share                     $.09         $.06         $.12          $.36           $.64
- -------------------------------------------------------------------------------------------------------
   1993
   Net Sales                             $71,141      $76,703      $81,235       $83,794       $312,873
   Gross Profit                           13,717       18,540       18,643        19,965         70,865
   Operating income                        4,739        7,904        8,864        11,584         33,091
   Income from
     continuing operations                 2,813        4,403        6,146         6,401         19,763
   Discontinued operations:
     Income (loss) from operation           (229)        (616)         156          (290)          (979)
     Loss on disposition                      --           --           --            --             --
   Net Income                             $2,584       $3,787       $6,302        $6,111        $18,784
- -------------------------------------------------------------------------------------------------------
   Net Income (Loss) Per Share
     Continuing operations                  $.07         $.09         $.13          $.13           $.42
     Discontinued operations:
       Loss from operation                  (.01)        (.01)          --            --           (.02)
       Loss on disposition                    --           --           --            --             --
   Net Income Per Share                     $.06         $.08         $.13          $.13           $.40
- -------------------------------------------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of UNR Industries, Inc.:

We have audited the accompanying consolidated balance sheets of UNR INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made bymanagement, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UNR Industries, Inc. and Subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 2, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR 1994 VERSUS YEAR 1993

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1994 were $372.4 million versus $312.9 million in 1993 or an increase of 19.0%. The sales increase is due primarily to greater volume of steel tubing, greatly improved sales of communication towers and shelters and higher volume of shopping cart sales over the prior year. The 1994 sales are the highest in the Company's history and the third consecutive year of record sales.

GROSS PROFIT. In 1994, gross profit as a percentage of sales was 22.7%, just above the prior year's 22.6%. Although sales volume grew substantially, increases in the cost of raw materials (primarily steel) and competitive pricing pressures kept margins flat. In contrast to last year, Real Time Solutions, Inc.
(RTS) experienced weak sales, had a down year and the resulting drop in gross profit negatively impacted results.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1994 were 11.9% of sales versus 12.1% in 1993. SG&A in 1993 included a $2.9 million gain relating to a patent infringement settlement in the shopping cart division. Excluding this gain, 1993 SG&A was 13.0% of sales. The reduction is due to cost control measures and to cost reduction efforts made during the year.

INTEREST EXPENSE. Despite generally higher debt levels, interest expense decreased from the prior year, due to the renegotiation of an outstanding mortgage at a lower interest rate and to generally lower rates prevailing during the year versus last year.

INTEREST INCOME. Interest income increased over the prior year due to generally greater levels of available cash offset somewhat by lower prevailing interest rates during 1994 versus 1993.

INCOME TAXES.  See footnote 1 for a complete discussion of UNR taxes.

INTERNATIONAL. International sales, which represented 2.8% of sales of the Company, increased slightly from the prior year as increased sales of towers were offset by decreased sales of shopping carts. The Hong Kong and Australian shopping cart operations have recently been closed, but the Company will continue to do business in these areas through sales agents.

SEGMENTS.   The Industrial Segment (principal products of this segment are steel tubing and computerized warehouse control systems) sales increased 12.0% in 1994 to $179.8 million from $160.5 in 1993. This increase is due entirely to greater volume of steel tube sales at the Leavitt Tube Division. RTS (computerized warehouse controls) sales decreased primarily because of delays in finalizing installation contracts. Operating income for 1994 was $18.2 million versus $17.9 million in the prior year or an increase of 1.9%. A 15.9% increase at Leavitt Tube was offset by a decrease at RTS. Leavitt Tube achieved this increase in operating income despite a cost increase of approximately 10.0% in hot and cold rolled steel coils, its largest single element of cost.

The Commercial Segment (principal products of this segment are shopping carts, steel towers and concrete shelters for the telecommunications industry and stainless steel and composite sinks) sales increased 26.4% in 1994 to $192.6 million from $152.4 million in 1993. Although all businesses in this segment reported higher sales, the increase is due primarily to greater sales volume of communication towers and shelters. Operating income for this segment was $27.8 million in 1994 versus $21.8 million in 1993, an increase of 27.4%. This increase, as with the segment's sales increase, was due largely to the strong performance in the tower and shelter business.

YEAR 1993 VERSUS YEAR 1992

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1993 were $312.9 million versus $281.8 million in 1992 or an increase of 11.0%. Although all of the Company's divisions reported higher sales for the year, the increase in sales is due largely to the increase in sales volume of steel tubing and communication towers and shelters sales over the prior period.

GROSS PROFIT. In 1993, gross profit as a percentage of sales was 22.6% as compared with 22.8% in the prior year. This decrease largely related to lower margins due to rapidly escalating steel costs and competitive pricing pressure in the tower market. Also contributing to this decrease was a change in sales product mix of high volume low margin shopping carts at the Commercial Products Division. The strong gross margins contributed by the Real Time Solutions Division were a positive offset to the lower margins in the other divisions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1993 were 12.1% of sales versus 12.0% in 1992. The 1993 SG&A included a $2.9 million gain relating to a patent infringement settlement in the shopping cart division. Excluding this gain, SG&A was 13.0% of sales in 1993, versus 12.0% in 1992 or an increase of 8.3%. This increase was due mainly to additional expenses of approximately $4.0 million at Real Time Solutions, Inc., offset by a reduction in expenses at the steel tubing, shopping cart and sink divisions.

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

INCOME TAXES.  See footnote 1 for a complete discussion of UNR's taxes.

INTERNATIONAL. International sales, although a small part of overall sales volume, increased 50.8% from the prior year. Sales of shopping carts into Japan and Hong Kong increased as well as the sales of towers into the Mexican market. The Company continued to explore international opportunities as they presented themselves. The overall impact of foreign operations on 1993's results was minimal.

SEGMENTS. The Industrial Segment (principal products of this segment are steel tubing and computerized warehouse control systems) sales increased 13.8% in 1993 to $160.5 million from $141.1 million in 1992. The sales increase was due mainly to a 6.0% increase in volume of steel tube sales, and the additional sales achieved through the acquisition of Real Time Solutions, Inc. Sales for RTS substantially exceeded first year expectations, as its paperless picking system was widely received in the marketplace, with extremely positive results. Operating income in 1993 was $17.9 million versus $17.6 million in 1992 or an increase of 1.5%. As with the sales increase, this increase was the result of operating income positively affected by the strong margins achieved by RTS. Leavitt Tube also achieved an 8.8% increase in profitability through increased sales volume, despite the fact that market prices for hot rolled steel coils, the largest single cost element rose 20.0%. Negatively affecting profitability in 1993 was an accounting charge of $2.7 million, due to escalating steel prices as compared to zero in 1992.

The Commercial Segment (principal products of this segment are shopping carts, steel towers and shelters for the communications industry and stainless steel sinks) sales increased 8.3% in 1993 to $152.3 million from $140.7 million in 1992. Although, all businesses in this segment reported higher sales, the increase in sales was due largely to an increase in communication tower and shelter sales over the prior period. Operating income for this segment was $21.8 million in 1993 versus $18.1 million in 1992 or an increase of 20.5%. As previously mentioned the 1993 results included a $2.9 million gain from a patent infringement settlement for the Commercial Products Division. Excluding the $2.9 million gain, operating income increased 4.5%.

LIQUIDITY AND CAPITAL RESOURCES. Cash flow during 1994 was a positive $67.8 million which included a payment of $9.7 million in dividends and the receipt of $52.6 million of income tax refunds. The Company's financial condition continues to be strong with working capital of $159.0 million. The Company's working capital ratio, a measure of short term liquidity, increased from 3.7 to 1 in 1993 to 4.2 to 1 in 1994. Both measures are considered strong indicators of liquidity.

Capital expenditures were $9.2 million in 1994 versus $4.8 million in 1993. Capital expenditures in 1994 included the expansion of the Rohn plant in Bessemer, Alabama, which produces concrete and fiberglass shelters and the completion of the composite sink facility of the Home Products Division in Ruston, Louisiana. The Company's current operating plan calls for capital spending in 1995 to be approximately $10.0 million, which approximates depreciation.

The Company expects to meet its ongoing working capital and capital expenditure requirements from operating cash flows, borrowings under a $35.0 million short-term credit facility and the proceeds from the sale of the Unarco Material Handling Division. In addition, the Company's strong unleveraged balance sheet allows it to access funds, if needed, from the capital markets.

INFLATION. The impact of inflation on UNR's operations is principally related to steel price volatility which can moderately affect earnings from time to time.


     DIRECTORS                                    CORPORATE OFFICERS                           DIVISIONAL MANAGEMENT
- -    Thomas A. Gildehaus                          Thomas A. Gildehaus                          Roy A. Herman
     President and Chief Executive Officer        President and Chief Executive Officer        President, UNR LEAVITT
                                                                                               Manufacturer of structural and
- -+   Charles M. Brennan III                       Henry Grey                                   mechanical tubing
     Chairman and Chief Executive                 Senior Vice President
     Officer of L.E. Myers Co.                    Chief Fiancial Officer and Treasurer         Dwight Rohn
                                                                                               President, UNR ROHN
- -*   Darius W. Gaskins, Jr.                       Victor E. Grimm                              Manufacturer of communication
     Chairman, Leaseway Transportation            Vice President, Corporate                    towers and shelters and livestock
     Corp.                                        Secretary and General Counsel                confinement equipment

- -*   Gene Locks                                   John A. Saladino                             Russel D. Begley
     Chairman of the board of UNR                 Controller and ASsistant Secretary           President, UNARCO COMMERCIAL
     Industries, Inc.                                                                          PRODUCTS
     Partner, Greitzer & Locks                    Michael F. Boyle                             Manufacturer of shopping carts and
                                                  Director of Taxation and                     food service equipment
- -+   Ruth R. McMullin                             Assistant Secretary
     Managment Fellow                                                                          John Buske
     Yale School of Management                                                                 President UNR HOME PRODUCTS
                                                                                               Manufacturer of stainless steel and
 +   Thomas E. Meagher                            CORPORATE DATA                               composite sinks
     Chairman, Howell Tractor &                   Transter Agent and Registrar
     Equipment Company                            First Chicago Trust Company                  William C. Dixon
                                                  One First National Plaza                     President, REAL TIME
 -   Robert B. Steinberg                          Chicago, Illinois 60670                      SOLUTIONS
     Partner, Rose Klein & Marias                                                              Manufacturer of computeriaed
                                                  Auditors                                     warehouse control systems
- -*   William J. Williams                          Arthur Andersen LLP
     Retire Chairman, The Huntington              33 West Monroe Street
     National Bank                                Chicago, Illinois 60603

     Dwight Rohn                                  General Offices
     Director Emeritus                            332 South Michigan Avenue
     President, UNR Rohn                          Chicago, Illinois 60604


   -    Member, Executive Committee
   *    Member, Compensation Committee
   +    Member, Audit Committee



FORM 10-K
A copy of the Company's Form 10-K Annual Report to the Securities & Exchange Commission is available without charge upon written request to, Henry Grey, Senior Vice President and Chief Financial Officer, UNR Industries, Inc., 332 South Michigan Avenue, Chicago, Illinois 60604.

STOCK LISTING
The Company's common stock and warrants are listed on the NASDAQ National Market Systems and the Chicago Stock Exchange under the symbols UNRI and UNRIW, respectively.