Form 10-K, Exhibit 13
period 1995-12-31
UNR INDUSTRIES INC
filed 1996-03-27
CIK 315641

THREE-YEAR SUMMARY OF FINANCIAL DATA (in thousands except per share data)


----------------------------------------------------------------------------------------------------------
THREE-YEAR SUMMARY OF OPERATIONS                             1995                1994               1993
----------------------------------------------------------------------------------------------------------
NET SALES                                                $142,216            $107,026            $ 73,811
Cost of products sold                                      98,996              73,060              51,846
----------------------------------------------------------------------------------------------------------
GROSS PROFIT                                               43,220              33,966              21,965
----------------------------------------------------------------------------------------------------------
OPERATING INCOME                                           29,862              18,580               9,710
----------------------------------------------------------------------------------------------------------
Interest income, net                                        1,839               1,174                 551
----------------------------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes                                     31,701              19,754              10,261
Income tax provision                                       12,700               7,900               4,100
----------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                          19,001              11,854               6,161
Discontinued operations-
   Income from operations, net of tax                      10,275              21,971              12,623
   Loss on disposition, net of tax                             --              (2,500)                 --
----------------------------------------------------------------------------------------------------------
NET INCOME                                               $ 29,276            $ 31,325            $ 18,784
----------------------------------------------------------------------------------------------------------
Net Income Per Share-
Continuing operations                                    $    .37            $    .24            $    .13
Discontinued operations-
   Income from operations                                     .20                 .45                 .27
   Loss on disposition                                         --                (.05)                 --
----------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                     $    .57            $    .64            $    .40
----------------------------------------------------------------------------------------------------------
Dividends Declared Per
   Common Share                                          $   2.55            $    .20            $   1.20
----------------------------------------------------------------------------------------------------------
Weighted Average Common
   Shares Outstanding                                      51,813              49,318              47,369
----------------------------------------------------------------------------------------------------------
THREE-YEAR SUMMARY OF FINANCIAL DATA
----------------------------------------------------------------------------------------------------------
Total Assets                                             $161,226            $258,106            $229,505
Stockholders' Equity                                      127,764             220,596             193,384
Dividends Declared                                        132,274               9,738              57,691
Return on Assets                                            18.2%               12.1%                8.2%
Return on Stockholders' Equity                              22.9%               14.2%                9.7%
Capital Expenditures                                        2,303               3,335                 781
Depreciation and Amortization                               1,433               1,358               1,353
Long-Term Liabilities                                       4,671               4,867               2,949
----------------------------------------------------------------------------------------------------------

Prior year results have been restated to reflect the 1994 discontinuance of Unarco Material Handling and the 1995 discontinuance of UNR Leavitt, Unarco Commercial Products, UNR Home Products and Real Time Solutions, Inc.

TO OUR STOCKHOLDERS:

1995 was a successful, although challenging, year for our Company. The Company recently announced a decision to sell four of our operating divisions and to retain the ROHN Division, which continued its rapid growth in 1995. ROHN's 1995 sales expanded to $142.2 million, or 33 percent, over 1994. Operating earnings grew to $29.9 million, an increase of over 60 percent. Because of ROHN's outstanding performance, UNR's restated operating income from continuing operations reached another record level in 1995, marking the third consecutive year in which operating earnings established a new record.

During 1995, the Company paid a regular dividend of $.25 per share, a 25 percent increase over 1994's regular dividend of $.20. In addition, the Company paid a total of $2.30 in extraordinary dividends. Despite the payment of approximately $132.3 million in total dividends, the Company's financial structure remains strong with a debt-to-equity ratio of 4 percent and a current ratio of 2 to 1. We are also pleased to note that the return on year-end shareholder equity rose to 23 percent in 1995, surpassing the objective of 15 percent established in 1992.

On September 7, 1995, we announced our intention to sell the entire Company. We had previously offered the Company for sale in 1993, but that effort did not generate satisfactory bids, primarily because of some unresolved legal and tax related issues. Those issues were largely resolved in 1994 and 1995. In the course of offering the Company for sale in 1995, it became apparent that there was substantial interest in each of the individual operating divisions. However, there was not a similarly strong interest in the acquisition of the entire Company, and our Board of Directors concluded that the bids received for the Company as a whole did not represent the Company's full value.

In January 1996, based upon the interest expressed by potential buyers in our operating divisions and on the outstanding past performance and future growth potential of ROHN, our Board of Directors made the strategic decision to sell four of our operating divisions, Leavitt Tube, Unarco Commercial Products, UNR Home Products, and Real Time Solutions, Inc. The Board determined that the Company's energies and resources should be focused on the opportunity that ROHN provides for future growth and profitability. Accordingly, we have retained J.P. Morgan Securities Inc. to assist in the sale of the other four divisions. The sale process is well underway, and strong interest has been expressed by both strategic and financial buyers in the four divisions offered for sale. We are confident these divisions will be sold in a reasonable time for fair values.

The four divisions to be sold have been classified as discontinued operations for financial reporting purposes. Thus, the 1995 Annual Report presents the financial performance of ROHN on a stand-alone basis, restating prior years financials to reflect the past performance of the "new" UNR.

ROHN provides tremendous opportunity. As the North American market leader in communications towers, poles and shelters, ROHN is perfectly positioned to continue its double digit growth. ROHN also enjoys a premier international reputation and is prepared to supply the burgeoning telecommunications industry with towers, poles, shelters, mounts and other products on a global basis. In the pages that follow, ROHN's products, markets, facilities and growth prospects are more fully described. We are excited about the continuing opportunity provided by ROHN, and we are committed to successfully exploiting that opportunity to continue our record of providing superior total shareholder returns.



                                        Sincerely,



                                        Thomas A. Gildehaus
                                        President and Chief Executive Officer

In 1948, Dwight Rohn produced his first tower for home television reception. Today, ROHN stands as one of the world's leaders in the design, manufacture and installation of communication towers and shelters used in radio, television, cellular telephone and other wireless communication systems. ROHN's product lines now fill a broad range of telecommunications needs: towers, poles, masts and mounts used as support structures for antennae, and shelters and cabinets to house electronic equipment necessary for the operation of each communications site. The telecommunications markets served by ROHN include cellular, personal communications systems (PCS), enhanced specialized mobile radio, paging services, radio and television broadcast, wireless cable, private microwave systems, military communications systems, direct broadcast satellite and networking switching.

With more than 800,000 square feet of production facilities in Illinois, Indiana and Alabama, ROHN is one of North America's largest manufacturers of towers, poles and shelters, backed by a 700 person workforce of skilled labor and highly trained professionals. The Company's innovative products, which enjoy superior brand name recognition and a premium quality image, are distributed internationally from locations in the United States and Mexico.

Not since the day Bell called Watson have events prompted such explosive growth in America's telecommunications industry. Personal communications products, such as cellular telephones, have sparked that explosion. Today, millions of Americans would not think of leaving their home or business without one. Demand is nowhere near its plateau; new products and technologies continue to push costs down, expand service offerings and fuel industry growth. Demand for wireless communication products and services is now heating up worldwide, offering new markets and new opportunities to those companies prepared to respond.

ROHN is ready. As one of North America's largest manufacturers of towers, poles and shelters for wireless communications systems, the Company is uniquely prepared to build the infrastructure for the telecommunications systems of the future.

      [GRAPHIC]

MAJOR TELECOMMUNICATION
      MARKETS

     Cellular

Personal Communications
  Systems (PCS)

Enhanced Specialized
 Mobile Radio (ESMR)

Paging Services

Radio television
 broadcast

Wireless cable

Private microwave

  Direct
Broadcast
  Satellite
  (DBS)

  [GRAPHIC]

 Guyed
 Towers

 Self-
supporting
 towers

Fiberglass
 equipment
 shelters

 Concrete
 equipment
 shelters

Cabinets

Steel poles

Fiberglass poles

Concrete poles

Satellite antenna mounts

Antenna masts and tubing

Receiver mounts

T.V. tripods

MAJOR PRODUCTS

Outstanding products and superior customer service have translated into three consecutive years of solid growth and profitability. Sales for 1995 exceeded 1994 results by 33 percent, and operating income grew over 60 percent.


[GRAPHIC]
SALES


[GRAPHIC]
OPERATING INCOME


Demand in the cellular telephone industry for both towers and shelters has fueled the Company's strong performance. Indeed, 90 percent of ROHN's revenues are derived from the telecommunications industry.


The expanding worldwide demand for cellular products has translated into strong growth among ROHN's largest customers. In 1990, only two of ROHN's top 10 accounts purchased more than $1 million of goods and services. In 1995, all of ROHN's top 10 accounts exceeded that level--and several made multi-million dollar purchases. This growth represents more than a ten-fold increase in sales among ROHN's top customers, attesting to the premium quality of ROHN's products and services.

PRODUCTS THAT SET ROHN APART
TOWERS AND POLES. With more than 500,000 square feet of manufacturing capacity, ROHN keeps pace with growing demand for its premier line of guyed and self-supporting towers and poles. These products span a broad range, varying in price from less than $10,000 to over $1,000,000. ROHN also produces a line of consumer, wireless and satellite products, including telescoping masts, tripods, non-penetrating roof mounts and brackets used in broadcast, two-way radio, home television and military applications.

To meet the increasing demand for its towers, poles and other mounting structures, ROHN is adding a new hot-dip galvanizing facility at its Peoria, Illinois plant. In addition, a $6,000,000 project is underway at the Frankfort, Indiana facility, which will include 175,000 square feet of manufacturing space under one roof.


[GRAPHIC]

SHELTERS AND CABINETS. Critical to the successful operation of wireless communications systems is secure on-site housing of electronic communications equipment. ROHN's concrete and fiberglass shelters and cabinets are widely used by telecommunications service providers to safeguard this valuable equipment. Concrete structures represent the largest part of ROHN's shelter business, generating approximately 75 percent of shelter revenues.

Shelters are manufactured at a modern 250,000 square foot facility in Bessemer, Alabama. These products are designed and engineered for customers' specific needs and applications. In addition to shelter design and construction, ROHN provides personnel and facilities for the installation of electronic communications equipment within these units, allowing ROHN's customers to provide telecommunications service more quickly.

TURNKEY INSTALLATION SERVICES. For clients who need their systems up and operating quickly and efficiently, ROHN provides turnkey installation services that are unparalleled in the industry. ROHN not only meets the exacting client and industry design standards for precision-built shelters and towers, but it also provides site preparation, foundation installation, tower erection, shelter installation and antenna and transmission line installation services.


AGRICULTURAL AND OTHER PRODUCTS. Approximately 8 percent of ROHN's revenues are derived from agricultural products, custom hot-dip galvanizing, custom fabrication and other products. ROHN's agricultural products include livestock handling products sold to farmers, ranchers, equestrian facilities and fairs and expositions. ROHN also manufactures privacy fencing products sold to government facilities and other customers.

CELLULAR PHONES. The most popular personal communications product, the cellular telephone, is used by more than 20 million subscribers. Usage is expected to increase dramatically as rates for cellular phone service begin to fall. To accommodate that growth, the industry will require substantial expansion of the infrastructure that makes cellular service available nationwide. Currently, cellular carriers are increasing coverage in rural areas and expanding coverage in urban and suburban areas to accommodate increased subscriber usage. To improve and expand the system, more than 14,000 cell sites could be added by the year 2000. With each site requiring up to $100,000 for shelters and towers, expenditures of $1.4 billion for such products is a real possibility.

[GRAPHIC]


[GRAPHIC]

THE ENGINES OF FUTURE GROWTH
PERSONAL COMMUNICATIONS SYSTEMS (PCS). One of the newest forms of wireless communications is PCS, a digital based technology. During the past year many telecommunications firms invested nearly $8 billion to purchase rights from the Federal Communications Commission for broadcast frequencies required for PCS. These companies have the management skill, financial resources and corporate vision to make PCS an international reality--and they are highly motivated to realize a prompt return on their large investments.

PCS will enjoy significant service advantages, including integration of voice, data, messaging, faxing and paging into one handset and with greater clarity and transmission quality. PCS will ultimately provide nationwide coverage, eliminating the potential for interruption of service.

PCS service providers are expected to build their systems as rapidly as possible. Building the PCS network will require substantial infrastructure investment. Because the system broadcasts at a higher frequency, but with a lower powered signal, PCS will require an estimated four times more cell sites than cellular telephone to cover the same geographic area. As a result, PCS service providers anticipate activating as many as 100,000 sites by the year 2000. The cost of shelters, towers and other mounting equipment for each site is expected to range upwards from $20,000, requiring a total potential investment in excess of $2.8 billion.

Several factors will influence the pace and timing of the PCS infrastructure build-out. Site acquisition and zoning are hurdles, particularly when 100,000 sites may be required. In addition, certain PCS technologies remain to be perfected and refined. While these issues may present obstacles to the rapid development of PCS networks, several systems are under development, and others are on the drawing boards. Some networks are expected to be operational in 1996.

GLOBAL MARKETS. While the domestic market looks promising, international growth of wireless communications also provides great opportunity. Typically, new technologies can languish until consumers build a comfort level with the product or service. However, wireless communications already is internationally accepted. Wireless communications systems also are considerably less expensive to develop and to expand than wireline systems. These factors make wireless communications a popular option in many developing countries which need telecommunications networks that can keep pace with rapid economic growth. ROHN already has a substantial international presence, having sold towers and other equipment in more than 54 countries. Currently, ROHN is manufacturing a communications tower for Indonesia that will be nearly as tall as the Eiffel Tower. In addition, many of ROHN's domestic and foreign clients, which include the major telecommunications providers and carriers, are rapidly expanding their presence in emerging markets, and ROHN intends to be a part of that expansion.

Finally, global demand for wireless communications is strong, while market penetration is negligible. Outside the U.S., fewer than 20 million cellular telephones are in use. In South America, for example, less than 1 percent of Argentina's population uses cellular phones. In Asia, less than 2 percent of Indonesians use cellular phones. Considering the opportunity offered by international expansion, ROHN anticipates rapid development of global markets.

ROHN has already taken significant steps to be a strong participant in the infrastructure build-out. The Company continues to build relationships with leading service providers and equipment manufacturers in the industry. ROHN's expanding engineering capabilities, skilled workforce, growing manufacturing facilities, and enhanced service capabilities and management systems will provide it with the ability to supply high quality products in a timely and efficient manner.

The Company's international operations are also expanding. ROHN currently operates a sales office in Mexico City. During the coming years, ROHN plans to continue to develop overseas markets through its U.S. customers and through the establishment of partnerships and facilities in key developing countries. The facilities will enable the Company to improve service to its multinational clients.

Domestic growth--rapid global expansion--cellular or PCS. Whatever the shape of the revolution in telecommunications, ROHN stands ready. With well-known, high quality product lines, experienced personnel, unmatched production facilities and a leading role in the industry, ROHN is prepared to capitalize on the global transformation of the telecommunications industry.

STATEMENTS OF INCOME (in thousands except per share data)
UNR INDUSTRIES, INC. AND SUBSIDIARIES for the years ended December 31, 1995, 1994 and 1993

---------------------------------------------------------------------------------------------------------
                                                                  1995                 1994          1993
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
NET SALES                                                     $142,216             $107,026      $ 73,811
Cost of products sold                                           98,996               73,060        51,846
---------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                  $ 43,220             $ 33,966      $ 21,965
Selling expense                                                  5,232                6,256         5,086
Administrative and general expenses                              8,126                9,130         7,169
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                              $ 29,862             $ 18,580      $  9,710
Interest income                                                  2,445                1,786         1,237
Interest expense                                                  (606)                (612)         (686)
---------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                         $ 31,701             $ 19,754      $ 10,261
Income tax provision                                            12,700                7,900         4,100
---------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                             $ 19,001             $ 11,854      $  6,161
---------------------------------------------------------------------------------------------------------
Discontinued operations:
 Income from operations, net of $7,000, ($1,900), and
  $6,800 taxes in 1995,  1994 and 1993, respectively            10,275               21,971        12,623
 Loss on disposition, net of $1,500 tax benefit                     --               (2,500)           --
---------------------------------------------------------------------------------------------------------
NET INCOME                                                    $ 29,276             $ 31,325      $ 18,784
---------------------------------------------------------------------------------------------------------
Net Income Per Share:
Continuing operations                                         $    .37             $    .24      $    .13
Discontinued operations-
  Income from operations                                           .20                  .45           .27
  Loss on disposition                                               --                 (.05)           --
---------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                          $    .57             $    .64      $    .40
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

BALANCE SHEETS (in thousands)
UNR INDUSTRIES, INC. AND SUBSIDIARIES as of December 31, 1995 and 1994

-------------------------------------------------------------------------------------------------
ASSETS                                                                      1995           1994
-------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                             $  5,878       $ 68,991
  Accounts, notes and other receivables, less allowance
   for doubtful accounts of $2,185 in 1995 and $2,300 in 1994             17,464         19,775
  Inventories                                                             27,549         21,209
  Deferred income taxes                                                    7,876         10,400
  Prepaid expenses                                                           988            966
-------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                      59,755        121,341
-------------------------------------------------------------------------------------------------
PLANT AND EQUIPMENT:
  Land                                                                     1,008            784
  Buildings                                                               11,516         11,180
  Machinery and equipment                                                 17,129         16,114
-------------------------------------------------------------------------------------------------
                                                                          29,653         28,078
  Less-Accumulated depreciation                                          (17,827)       (17,038)
-------------------------------------------------------------------------------------------------

TOTAL PLANT AND EQUIPMENT                                                 11,826         11,040
-------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Deferred income taxes                                                       --         10,200
  Net assets of discontinued operations                                   89,026        115,108
  Other                                                                      619            417
-------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $161,226       $258,106
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

---------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                            1995                1994

---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Short-term borrowings                                                    $  6,000            $     --
   Current portion of long-term liabilities                                      190                 189
   Accounts payable                                                            5,236               6,222
   Accrued expenses-
      Payroll related                                                          2,445               2,319
      Insurance related                                                        5,600               5,600
      Customer deposits                                                        4,150               5,933
      Income taxes                                                               513                 907
      Other                                                                    4,657               5,942
---------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     28,791              27,112
---------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES-NOTES AND CAPITAL LEASES                                 4,671               4,867
---------------------------------------------------------------------------------------------------------
WARRANTS                                                                          --               5,531
---------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value, authorized-60,000 shares,
    issued-52,495 shares in 1995 and 51,577 shares in 1994                       525                 516
   Capital surplus                                                            66,898             130,497
   Retained earnings                                                          67,843             102,023
---------------------------------------------------------------------------------------------------------
                                                                             135,266             233,036
 Less- 326 treasury shares in 1995 and 631 treasury shares
        in 1994, at cost                                                      (1,595)             (2,751)
     - Notes receivable from officers                                         (5,525)             (9,100)
     - Unearned portion of restricted stock                                     (382)               (589)
---------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                   127,764             220,596
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $161,226            $258,106
---------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS (in thousands)
UNR INDUSTRIES, INC. AND SUBSIDIARIES for the years ended December 31, 1995, 1994 and 1993

---------------------------------------------------------------------------------------------------------------
                                                                             1995          1994           1993
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                         $      29,276      $  31,325      $  18,784
Adjustments for noncash items included in net income-
  Depreciation and amortization                                            1,433          1,358          1,353
  Provision for deferred employee compensation                               183            383            211
  Deferred income tax                                                     12,700          7,900          4,100
  Discontinued operations charge                                              --          2,500             --
  Operating requirements-
    Accounts receivable (increase) decrease                                2,311         (7,314)        (3,058)
    Income tax refund receivable decrease                                     --         52,603            --
    Inventories (increase)                                                (6,339)        (6,754)           (89)
    Prepaid expenses (increase) decrease                                     162           (556)           182
    Accounts payable and accrued expenses increase (decrease)             (3,322)         9,206          1,812
  Discontinued operations                                                 11,286         (8,802)         1,943
---------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                      $      47,690      $  81,849      $  25,238
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of plant and equipment                                  $      (2,303)     $  (3,335)     $    (781)
  Increase in other assets                                                  (118)          (245)          (123)
  Proceeds from the sale of discontinued operations                       13,820          1,412         13,757
---------------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) investing activities             $      11,399      $  (2,168)     $  12,853
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in long-term liabilities                                $        (195)     $    (181)     $    (187)
  Increase in long-term liabilities                                           --          2,100             --
  Proceeds from short-term borrowings                                      6,000             --          5,100
  Payment of short-term borrowings                                            --         (5,100)            --
  Dividends paid                                                        (132,274)        (9,738)      (160,208)
  Loans to officers                                                           --         (9,100)            --
  Repayment of officers' loans                                             3,575             --             --
  Common stock issued                                                        692         10,103          6,210
---------------------------------------------------------------------------------------------------------------
  Net cash (used for) financing activities                         $    (122,202)     $ (11,916)     $(149,085)
---------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents             $     (63,113)     $  67,765      $(110,994)
Cash and cash equivalents, beginning of period                            68,991          1,226        112,220
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           $       5,878      $  68,991      $   1,226
---------------------------------------------------------------------------------------------------------------
Cash paid during the year for interest                             $         606      $     612      $     686
---------------------------------------------------------------------------------------------------------------
Cash paid during the year for income taxes                         $       1,792      $   1,602      $   2,454
--------------------------------------------------------------------------------------------------------------
Treasury stock issued for the acquisition
  of Real Time Solutions, Inc.                                     $          --      $      --      $   4,159
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands except per share data)
UNR INDUSTRIES, INC. AND SUBSIDIARIES for the years ended December 31, 1995, 1994 and 1993

--------------------------------------------------------------------------------------------------------------------
                                                           COMMON STOCK
--------------------------------------------------------------------------------------------------------------------
                                                           SHARES                     CAPITAL              RETAINED
                                                           ISSUED     AMOUNT          SURPLUS              EARNINGS
--------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                                  46,917          $117,294         $     --      $ 121,586
  Net Income                                                   --                --               --         18,784
  Issuance of treasury
  stock for acquisition                                        --                --            1,819             --
  Issuance of restricted stock                                 78               122              393             --
  Amortization of
  restricted shares                                            --                --               --             --
  Cash dividends-
  $1.20 per share                                              --                --           (1,806)       (58,148)
  Stock options exercised                                     608               597              812             --
  Stock options tax benefit                                    --                --            1,193             --
  Warrants exercised                                        1,239             1,957            2,065           (200)
  Change in stock par value                                    --          (119,482)         119,482             --
  Warrants reclassification                                    --                --           (6,947)        (2,792)
-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                                  48,842              $488         $117,011      $  79,230
  Net Income                                                   --                --               --         31,325
  Issuance of restricted stock                                 66                 1              377             --
  Amortization of
  restricted shares                                            --                --               --             --
  Notes receivable from
  officers for stock purchase                               1,650                17            9,100             --
  Cash dividends -
  $.20 per share                                               --                --               --         (9,738)
  Stock options exercised                                      17                --               35             --
  Stock options tax benefit                                    --                --               31             --
  Warrants exercised                                        1,002                10            3,943          1,206
-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                  51,577             $516          $130,497      $ 102,023
  Net Income                                                   --                --               --         29,276
  Issuance of restricted stock                                 19                --               --             --
  Amortization of
  restricted shares                                            --                --               --             --
  Repayment of officers' loans                                 --                --               --
  Cash dividends -
  $2.55 per share                                              --                --          (67,257)       (65,017)
  Restricted stock canceled                                    --                --              (72)            --
  Warrants exercised                                          868                 9            2,820          1,377
  Warrants canceled                                            --                --              726            184
  Directors' stock plan                                        31                --              184             --
-------------------------------------------------------------------------------------------------------------------
BALANCE
DECEMBER 31, 1995                                          52,495           $  525           $66,898        $67,843
-------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                           TREASURY STOCK
-----------------------------------------------------------------------------------------------------------------------
                                                                                             RESTRICTED             N/R
                                                            SHARES           AMOUNT               STOCK            FROM
                                                                                                               OFFICERS
-----------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                                  (1,347)          $(5,608)           $(291)           $--
  Net Income                                                   --                --               --
  Issuance of treasury
  stock for acquisition                                       616             2,339               --             --
  Issuance of restricted stock                                 --                --             (514)            --
  Amortization of
  restricted shares                                            --                --              211             --
  Cash dividends-
  $1.20 per share                                              --                --               --             --
  Stock options exercised                                      --                --               --             --
  Stock options tax benefit                                    --                --               --             --
  Warrants exercised                                          100               518               --             --
  Change in stock par value                                    --                --               --             --
  Warrants reclassification                                    --                --               --             --

-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                                    (631)          $(2,751)           $(594)           $--
  Net Income                                                   --                --               --             --
  Issuance of restricted stock                                 --                --             (378)            --
  Amortization of
  restricted shares                                            --                --              383             --
  Notes receivable from
  officers for stock purchase                                  --                --               --         (9,100)
  Cash dividends -
  $.20 per share                                               --                --               --             --
  Stock options exercised                                      --                --               --             --
  Stock options tax benefit                                    --                --               --             --
  Warrants exercised                                           --                --               --             --
-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                                    (631)          $(2,751)           $(589)       $(9,100)
  Net Income                                                   --                --               --             --
  Issuance of restricted stock                                 --                --               --             --
  Amortization of
  restricted shares                                            --                --              183             --
  Repayment of officers' loans                                 --                --               --          3,575
  Cash dividends -
  $2.55 per share                                              --                --               --             --
  Restricted stock canceled                                    --                --               24             --
  Warrants exercised                                          305             1,156               --             --
  Warrants canceled                                            --                --               --             --
  Directors' stock plan                                        --                --               --             --
BALANCE
DECEMBER 31, 1995                                            (326)          $(1,595)           $(382)       $(5,525)
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

UNR Industries, Inc. ("UNR" or the "Company") manufactures towers, poles, mounts and related accessories used principally to support telecommunications antennae for wireless communications, such as private microwave, cellular telephone, personal communications systems (PCS), commercial and amateur broadcasting and home television. The Company also produces shelters and cabinets of concrete and fiberglass to house electronic telecommunications equipment.

The Company conducts its business principally through its ROHN Division which has manufacturing facilities in Peoria, Illinois (towers and poles), Frankfort, Indiana (tower components and mounts), and Bessemer, Alabama (shelters).

The Company's products are sold through distributors and directly to customers throughout the United States and to international markets. No single customer accounts for more than 10% of net sales. International sales accounted for approximately six percent of net sales in 1995.

The Company has a number of patents and trademarks. Management believes the loss of any one of these patents or trademarks would not have a materially adverse effect on its operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The financial statements include the consolidated accounts of UNR and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

(b) CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with a maturity of three months or less and all treasury bills to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

(c) INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory costs include material, labor and factory overhead.

Total inventories in 1995 and 1994 included the following classifications (In Thousands):

-------------------------------------------------------------------------------
                                                           1995           1994
-------------------------------------------------------------------------------
Finished goods                                          $12,254         $8,289
Work-in-process                                           3,791          3,102
Raw materials                                            11,504          9,818
-------------------------------------------------------------------------------
Total Inventories                                       $27,549        $21,209
-------------------------------------------------------------------------------


(d) PLANT AND EQUIPMENT

Land, buildings and equipment are carried at cost. Expenditures for maintenance and repairs are charged directly against income; major renewals and betterments are capitalized. When properties are retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the profit or loss resulting from the disposal is reflected in income.

The Company provides for depreciation of plant and equipment over the estimated useful lives of the assets (buildings--20 to 40 years; machinery and equipment-- 3 to 15 years). Depreciation is generally provided on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

(e) INCOME TAXES

Under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109), the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.


On December 21, 1992, the Internal Revenue Service issued final regulations under Section 468B "Special Rules for Designated Settlement Funds." Prior to the issuance of these tax regulations, the Company had significant unrecorded net operating loss carry-forwards resulting from extraordinary reorganization charges included in the 1989 Statement of Income. Through 1992, these charges were deducted for income tax purposes only to the extent expenditures were actually made by the UNR Asbestos-Disease Claims Trust (the "Trust").

The Section 468B regulations deal with the tax treatment of the Company's 1989 transfer of 29.4 million shares of UNR stock to the Trust. Based on these regulations, the Company and Trust elected to treat the Trust as a Qualified Settlement Fund ("QSF") on January 1, 1993, which entitled the Company to a tax deduction equivalent to the value of the stock held by the Trust on that date. This deduction substantially reduced the Company's 1993 income tax liability and also generated tax loss carry-backs and carry-forwards. The Company received Federal and state income tax refunds of approximately $52.6 million as a result of the carry-backs. Based on these developments, the Company recorded a tax benefit (net of a valuation allowance of approximately $20.0 million) of $90.0 million or $1.99 per share in the fourth quarter of 1992.

Total income tax expense/(benefit) for the years ended December 31, 1995, 1994, and 1993, was allocated as follows (In Thousands):

-------------------------------------------------------------------------------------------------
                                                             1995           1994           1993
-------------------------------------------------------------------------------------------------
Income from continuing operations                         $12,700         $7,900         $4,100
Discontinued operations (net of $10,000 valuation
   allowance reversal in 1994)                              7,000         (3,400)         6,800
Stockholder's equity, for compensation
   expense for tax purposes in excess
   of amounts recognized for financial
   reporting purposes                                        (155)           (31)        (1,193)
-------------------------------------------------------------------------------------------------
                                                          $19,545         $4,469         $9,707
-------------------------------------------------------------------------------------------------

Income tax expense attributable to income from continuing operations consists of current provisions of $1.6 million, $1.5 million and $.2 million and deferred provisions of $11.1 million, $6.4 million and $3.9 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Income tax expense attributable to income from continuing operations was $12,700, $7,900, and $4,100, for the years ended December 31, 1995, 1994 and
1993, respectively, and differed from the U.S. Federal statutory income tax rate as follows (In Thousands):

-----------------------------------------------------------------------------------------------------
                                              1995                 1994               1993
                                            Amount       %       Amount      %      Amount      %
-----------------------------------------------------------------------------------------------------
Computed statutory provision               $11,100      35       $6,900     35      $3,600     35
State taxes net of Federal effect            1,600       5        1,000      5         500      5
-----------------------------------------------------------------------------------------------------
Total provision                            $12,700      40       $7,900     40      $4,100     40
-----------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows (In Thousands):

----------------------------------------------------------------------------------------
                                                                  1995            1994
----------------------------------------------------------------------------------------
Net operating loss carry-forwards                             $  5,700        $ 18,900
Depreciation                                                    (1,018)         (1,400)
Accrued insurance reserves                                       2,099           2,099
Other, net                                                       1,095           1,001
----------------------------------------------------------------------------------------
Net deferred tax assets                                       $  7,876        $ 20,600
----------------------------------------------------------------------------------------

The Company has available approximately $15.0 million of net operating loss carry-forwards for both continuing and discontinued operations, to offset future taxable income through 2008. The Company also has general business tax credits of $3.4 million which are available to reduce future Federal income taxes through 2002. A portion of these credits begin to expire starting in 1997. Alternative minimum tax (AMT) credits of approximately $6.3 million are available to reduce future Federal taxable income over an indefinite period. The deferred tax assets related to the general business tax credits and AMT are included in Discontinued Operations, net of the valuation allowance discussed below. As a result of adopting SFAS 109 in 1992, the Company has recognized the benefit of approximately $98.0 million of its net operating loss carry-forwards and tax credits realized or expected to be realized through 1996. The utilization of the net operating loss carry-forwards depends on future taxable income during the applicable carry-forward periods. The Company has therefore provided a valuation allowance as required under SFAS 109 to reflect the inherent uncertainty of projections as to future events. In 1994, the Company reversed $10.0 million (or $.20 per share) of the valuation allowance recorded in 1992 and included it in Discontinued Operations. This reversal in the valuation allowance to $10.0 million was made based upon management's judgment regarding the realizability of the net operating loss and credit carry-forwards.

(f) NET INCOME PER SHARE

Net income per share of common stock is based upon the weighted average number of common shares outstanding during the year. The weighted average common shares were 51,813,000 in 1995, 49,318,000 in 1994 and 47,369,000 in 1993. Dilution,
which would result if all outstanding options were exercised, is not significant to the net income per share computation.

(g) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) PENSION AND PROFIT SHARING PLANS

The Company and its subsidiaries have defined benefit or defined contribution retirement plans covering substantially all of their employees. Included in these plans are certain union-sponsored plans to which the Company makes annual contributions equal to the amounts accrued. The total pension expense for union-sponsored plans for 1995, 1994, and 1993 was approximately $660,000, $460,000 and $360,000, respectively. The Company has one trustee-administered profit sharing plan covering all eligible employees. Discretionary contributions of $96,000, $83,000 and $59,000 were made and charged to expense in 1995, 1994 and 1993, respectively. Total pension expense for Company-sponsored plans for 1995, 1994 and 1993 was $184,000, $148,000 and $118,000, respectively. Pension expense includes the following components (In Thousands):

-----------------------------------------------------------------------------------------------------
                                                                            1995     1994       1993
-----------------------------------------------------------------------------------------------------
Service cost--benefits earned during the period                            $ 220     $ 202     $ 198
Interest on projected benefit obligations                                    365       315       270
Actual return on plan assets                                                (417)     (356)     (323)
Net amortization and deferral                                                 16       (13)      (27)
-----------------------------------------------------------------------------------------------------
  Net pension expense                                                      $ 184     $ 148     $ 118
-----------------------------------------------------------------------------------------------------

The status of the plans at the respective year ends was as follows (In Thousands):


-----------------------------------------------------------------------------------------------------
                                                                           1995      1994      1993
-----------------------------------------------------------------------------------------------------
Fair market value of plan assets                                          $6,043    $4,959    $4,382
-----------------------------------------------------------------------------------------------------
Actuarial present value of benefits for services rendered to date:
Accumulated benefit obligation based on salaries
to date, including vested benefits of $3,928, $3,496
and $2,944 in 1995, 1994 and 1993, respectively                           $3,952    $3,508    $2,965
Additional benefits based on estimated future
  salary levels                                                            1,237     1,057       878
-----------------------------------------------------------------------------------------------------
Projected benefit obligations                                             $5,189    $4,565    $3,843
-----------------------------------------------------------------------------------------------------
Excess of plan assets over projected
benefit obligations                                                       $  854    $  394    $  539
Unrecognized net transitional asset                                           56        64        73
Unrecognized market (gain)                                                  (391)     (290)     (913)

Unrecognized prior service costs                                              84        92        --
-----------------------------------------------------------------------------------------------------
Prepaid/(accrued) pension liability recognized
  on the balance sheet at year-end                                        $  603    $  260    $ (301)
-----------------------------------------------------------------------------------------------------

The expected long-term rate of return on plan assets was 8.0% for 1995, 1994 and 1993. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of accumulated benefit obligations were 8.0% and 4.0%, respectively, in 1995, 1994 and 1993.

(3) DISCONTINUED OPERATIONS

On September 7, 1995, the Company announced that its Board of Directors authorized Company management to explore the sale of all or a majority of the common stock of the Company. On January 26, 1996, the Company announced that efforts to sell the entire Company did not result in a satisfactory offer and that it would begin discussions with multiple parties regarding the sale of four of its five operating divisions in order to focus fully on the strategic growth and development of its ROHN Division, a supplier of goods and services to the telecommunications industry. The divisions to be sold are the Leavitt Tube division, a producer of mechanical and structural steel tubing, the Commercial Products division, a manufacturer of steel and plastic shopping carts, the Home Products division, a manufacturer of stainless steel and composite sinks and the Real Time Solutions (RTS) subsidiary, a supplier of "pick-to-light" inventory picking systems. The sale of these units, expected to be concluded in 1996, is anticipated to result in a gain. Total sales of these operations were $242 million, $265 million, and $239 million for the years ended December 31, 1995, 1994 and 1993, respectively. Net assets of these divisions are classified as "Net assets of discontinued operations" in the accompanying balance sheets and are as follows (In Thousands):

----------------------------------------------------------------------------
                                                   1995                1994
----------------------------------------------------------------------------
Current assets                                 $ 73,427            $ 98,168
Plant and equipment, net                         50,802              59,270
Other assets                                      7,364               6,573
Current liabilities                             (28,161)            (30,491)
Long-term liabilities                           (14,406)            (18,412)
----------------------------------------------------------------------------
                                               $ 89,026            $115,108
----------------------------------------------------------------------------

On January 31, 1995, the Company entered into a definitive agreement to sell its industrial storage rack business to The Renco Group, Inc., a private holding company. This sale was consummated on March 31, 1995. Net assets of this operation for the prior year are classified as "Net assets of discontinued operations" in the accompanying balance sheets. In 1994, the after-tax $2.5 million provision for estimated loss on disposition included a write-down of these assets to estimated net realizable values and estimated costs of disposing of this operation.

(4) LITIGATION AND ENVIRONMENTAL

The Company is involved in various pending legal proceedings and claims arising in the normal course of its business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company is of the opinion, after consultation with counsel, that such proceedings and claims, individually or in the aggregate, are not material to its business or financial condition.

The Company is working with environmental authorities concerning testing and possible remediation at a manufacturing site, the costs of which are difficult to predict. The Company, after consultation with environmental experts, is of the opinion that the ultimate outcome will not be material to its business or financial condition.

(5) LEASES

The Company leases certain of its facilities and equipment under operating leases or capital leases, as defined by SFAS No. 13. The Company's property under capital leases, which is included in plant and equipment, consists of $2,743,000 at December 31, 1995, and $2,924,000 at December 31, 1994 (see Note
6).

Future minimum payments for operating leases at December 31, 1995, are $837,000 in 1996, $134,640 in 1997, $68,400 in 1998, and $66,225 in 1999. Rental expense under operating leases was approximately $1,248,000 in 1995, $1,186,000 in 1994 and $1,137,000 in 1993. Some of the leases contain renewal options for varying periods from two to five years.

(6) LONG-TERM BORROWINGS

Total borrowings of the Company at December 31, 1995 and 1994, consisted of the following (In Thousands):

                                                   1995                1994
----------------------------------------------------------------------------
Mortgage notes payable at 7.5% to 8.0%          $ 2,118              $2,132
Capital leases                                    2,743               2,924
Short-term borrowings                             6,000                  --
----------------------------------------------------------------------------
     Total                                      $10,861              $5,056
----------------------------------------------------------------------------
Classified in the balance sheets as follows:
   Short-term borrowings                        $ 6,000              $   --
   Current portion of long-term liabilities         190                 189
   Notes and capital leases                       4,671               4,867
----------------------------------------------------------------------------
     Total                                      $10,861              $5,056
----------------------------------------------------------------------------

18

In October 1994, the Company expanded its line of credit for short-term borrowings with a bank from $20.0 million to $35.0 million. Under the terms of the agreement, interest rates are determined at the time of borrowing with interest payable at the prevailing prime rate or LIBOR rate plus 1%, at the Company's option.

At December 31, 1995, outstanding borrowings totaled $6.0 million at an average interest rate of 6.75%. Such credit agreement is secured by certain accounts receivable of the Company and its subsidiaries. The commitment fee on the unused portion of the facility is 1/4% per annum.

Aggregate annual payments required on secured debt, including capitalized leases, are $6,190,000 in 1996, $178,000 in 1997, $175,000 in 1998, $175,000 in
1999, $175,000 in 2000 and $3,968,000 thereafter.

(7) STOCK OPTION PLAN

The Company had two stock option plans at December 31, 1995, the Key Executives' Stock Option Plan and the 1994 Stock Option Plan.

The Key Executives' Stock Option Plan was approved by the shareholders of the Company on July 12, 1990. This Plan provides for granting of non-qualified and incentive stock options, and reserves for the issuance of up to 2,500,000 authorized but unissued shares of common stock. Options granted under this Plan were exercisable at a price equal to the fair market value at the date of grant and expired in ten years. At December 31, 1995, 1,153,000 common shares were available for granting under this Plan. There were no outstanding options under this Plan at December 31, 1995.

The 1994 Stock Option Plan was approved by the shareholders of the Company on November 1, 1994. This Plan provides for granting of non-qualified options and reserves for the issuance of up to 500,000 shares. Outstanding options granted under this Plan are exercisable at a price equal to the fair market value at the date of grant, reduced by the amount of any "Extraordinary Dividend" made after the date of grant, and expire in five years. Each option is exercisable upon the attainment of certain stock price thresholds, adjusted for extraordinary dividends, or fifty-four months, whichever comes earlier. At December 31, 1995, 55,000 common shares were available for granting under this Plan.

Information relating to these Plans are summarized below (In Thousands Except Per Share Data):

--------------------------------------------------------------------------------------
                                                                               Average
                                                      Shares                    Option
                                                  Subject to                 Price per
                                                     Options                     Share
--------------------------------------------------------------------------------------
Outstanding December 31, 1992                            625                   $2.961
   Granted                                                --                       --
   Exercised                                            (608)                   2.314
   Canceled                                               --                       --
--------------------------------------------------------------------------------------
Outstanding December 31, 1993                             17                   $2.078
   Granted                                               405                    5.525
   Exercised                                             (17)                   2.078
   Canceled                                               --                       --
--------------------------------------------------------------------------------------
Outstanding December 31, 1994                            405                   $5.525
   Granted                                                40                    6.780
   Exercised                                              --                       --
   Canceled                                               --                       --
--------------------------------------------------------------------------------------
Outstanding December 31, 1995                            445                   $5.638
--------------------------------------------------------------------------------------


(8) RESTRICTED STOCK PLAN

The UNR Industries, Inc. Restricted Stock Plan was approved by the shareholders of the Company on July 30, 1992. The Plan provides for the granting of restricted stock to certain key employees and reserves for issuance of 1,000,000 shares of common stock.

The Company had 162,264 and 197,563 shares of restricted stock outstanding at December 31, 1995, and 1994, respectively. Of the current shares outstanding, 50,000 were awarded to the Company's President and CEO in connection with his employment agreement and 112,264 shares were issued to certain key employees of the Company. These shares have the same dividend and voting rights as other common stock, except that extraordinary dividends on restricted stock held by employees other than the President are paid in the form of additional shares of restricted stock. Restricted stock is considered to be currently issued and outstanding. The cost of the restricted stock, determined as the fair market value of the shares at the date of grant, is expensed ratably over a three- to five-year vesting period. Such expense amounted to $183,000 in 1995 and $383,000 in 1994.

(9) STOCKHOLDERS' EQUITY

In connection with the Company's Plan of Reorganization, effective June 2, 1989, stockholders of record as of that date, retained their common stock and received one warrant for each share of common stock owned with the right to purchase an additional share of common stock at $5.15 per share until June 14, 1995. Additionally, upon exercise, warrantholders were entitled to receive any extraordinary dividend (as defined) paid or payable by the Company. The amount related to the Company's potential obligation to pay extraordinary dividends to such warrantholders upon conversion ($4.20 per warrant) was classified as Warrants in the accompanying 1994 balance sheet. At December 31, 1995 and 1994, the number of outstanding convertible warrants were 0 and 1,316,881, respectively.

On September 24, 1990, the Company announced that its Board of Directors had authorized the acquisition, through both negotiated transactions involving large blocks and open-market purchases, of up to 1.5 million shares of its common stock to be held as treasury shares and be available to meet requirements of its Key Executives' Stock Option Plan. As of December 31, 1995 and 1994, 1,133,565 shares have been purchased.

On May 6, 1993, the Company's stockholders approved a reduction in the par value per share of common stock from $2.50 to $.01. This resulted in a $119,482,000 reduction in Common Stock and a corresponding increase to Capital Surplus.

On December 28, 1995, the Company paid an extraordinary dividend of $1.00 per share to stockholders of record as of the close of business on December 18, 1995.

On April 17, 1995, the Company paid a regular dividend of $.25 per share and an extraordinary dividend of $1.30 per share to stockholders of record as of the close of business on April 3, 1995.

On April 1, 1994, the Company paid a regular dividend of $.20 per share to stockholders of record as of the close of business on March 18, 1994.

On December 1, 1993, the Company paid an extraordinary dividend of $1.20 per share to stockholders of record as of the close of business on November 16, 1993. This dividend was a non-taxable return of distribution.

On February 1, 1993, the Company paid a regular dividend of $.20 and an extraordinary dividend of $2.00 per share to stockholders of record as of the close of business on January 15, 1993. Both dividends are non-taxable return of capital distributions.

(10) RELATED PARTY TRANSACTIONS

The Company presently holds three notes receivable for a total of $5,525,000 from executive officers of the Company. These notes are related to the 1994 Executive Stock Purchase Plan approved by shareholders of the Company on November 1, 1994. Under the Plan, executive officers purchased 1,650,000 shares of common stock from the Company, at the then fair market value. Shares were paid for in cash in the amount of the par value of the stock and the balance in promissory notes due in three years. The notes are interest free (although interest is imputed for tax purposes), except in the event a participant resigns from the Company, is terminated for cause or, if the stock is sold within three years, the notes become due and interest at the applicable Federal rate is applied retroactively from the date of the notes. Dividends, net of Federal and state taxes, are applied to the principal of the notes. In 1995, dividends reduced the outstanding balance from $9,100,000 at December 31, 1994, to $5,525,000 at December 31, 1995. If the stock is not sufficient to satisfy the loan balance at maturity, the participant can transfer the shares in partial payment of the note and is personally liable for that portion of the note exceeding 25% of the loan balance.

(11) BUSINESS SEGMENT INFORMATION

The Company operates predominantly in a single industry as a manufacturer of towers, poles and shelters for the telecommunications industry. This industry is strongly influenced by the growth in demand for wireless telecommunications services.

The Company's export sales are less than 10% of total revenues. Revenues and identifiable assets are related to its U.S. operations and no one other geographic area accounts for more than 10% of total revenues or 10% of total assets.

QUARTERLY RESULTS OF OPERATIONS (in thousands except per share data)
(Unaudited)

--------------------------------------------------------------------------------------------------------
                                            First       Second        Third         Fourth          Year
--------------------------------------------------------------------------------------------------------
1995
Net Sales                                 $37,180      $41,080      $32,994        $30,962      $142,216
--------------------------------------------------------------------------------------------------------
Gross profit                               11,064       12,345       10,067          9,744        43,220
--------------------------------------------------------------------------------------------------------
Operating income                            7,198        8,524        7,449          6,691        29,862
--------------------------------------------------------------------------------------------------------
Income from
  continuing operations                     4,886        5,292        4,606          4,217        19,001
--------------------------------------------------------------------------------------------------------
Discontinued operations:
  Income from operations, net of tax        2,987        2,502        2,465          2,321        10,275
--------------------------------------------------------------------------------------------------------
Net Income                                 $7,873      $ 7,794       $7,071        $ 6,538      $ 29,276
--------------------------------------------------------------------------------------------------------
Net Income Per Share
  Continuing operations                   $   .10      $   .10       $  .09        $   .08      $    .37
  Discontinued operations:
    Income from operations, net of tax        .06          .05          .05            .04           .20
--------------------------------------------------------------------------------------------------------
Net Income Per Share                      $   .16      $   .15       $  .14        $   .12      $    .57
--------------------------------------------------------------------------------------------------------
1994
Net Sales                                 $21,434      $25,096      $28,906        $31,590      $107,026
--------------------------------------------------------------------------------------------------------
Gross profit                                6,313        7,109        9,525         11,019        33,966
--------------------------------------------------------------------------------------------------------
Operating income                            3,087        3,956        5,960          5,577        18,580
--------------------------------------------------------------------------------------------------------
Income from
  continuing operations                     1,842        2,448        3,842          3,722        11,854
--------------------------------------------------------------------------------------------------------
Discontinued operations:
  Income from operations, net of tax        2,766        3,217        2,621         13,367        21,971
  Loss on disposition, net of tax              --       (2,500)          --             --        (2,500)
--------------------------------------------------------------------------------------------------------
Net Income                                $ 4,608      $ 3,165       $6,463        $17,089      $ 31,325
--------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share
  Continuing operations                   $   .04      $   .05       $  .08        $   .07       $   .24
  Discontinued operations:
    Income from operations                    .06          .07          .05            .26           .45
    Loss on disposition                        --         (.05)          --             --          (.05)
--------------------------------------------------------------------------------------------------------
Net Income Per Share                      $   .10      $   .07       $  .13        $   .33      $    .64
--------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of UNR Industries, Inc.:

We have audited the accompanying consolidated balance sheets of UNR INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UNR Industries, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 7, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR 1995 VERSUS YEAR 1994

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1995 were $142.2 million versus $107.0 million in 1994 or an increase of 32.9%. The sales increase is due primarily to the rapid growth of wireless telecommunications services. In addition, 1995 represented the first full year of production in the expanded Bessemer, Alabama, shelter facility. The 1995 sales are the highest in the Company's history on a continuing operations basis, and 1995 is the third consecutive year of record sales.

GROSS PROFIT. In 1995, gross profit as a percentage of sales was 30.4%, just below the prior year's 31.7%. This decrease is due to competitive pressures in the tower market and the fact that shelters, which carry a lower gross margin percentage, now represent a greater portion of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1995 were 9.4% of sales versus 14.4% in 1994. This reduction reflects cost containment measures taken throughout the Company and the resulting ability to produce greater sales with less costs.

INTEREST EXPENSE. Interest expense decreased due to lower average levels of borrowings versus the prior year.

INTEREST INCOME. Interest income increased over the prior year due to generally greater levels of available cash offset somewhat by lower prevailing interest rates during 1995 versus 1994.

INCOME TAXES. See footnote 2(e) for a complete discussion of UNR's taxes.

INTERNATIONAL. International sales, which represented 6.0% of the Company's sales, increased 14.9% from the prior year. Gains were made primarily in South America and the Far East, while last year's sales increase driver, Mexico, suffered this year due to economic problems. The Company feels that foreign markets will be growth vehicles for the future.

YEAR 1994 VERSUS YEAR 1993

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1994 were $107.0 million versus $73.8 million in 1993 or an increase of 45.0%. The sales increase is due to the growing wireless telecommunications communications market and the required towers and shelters for this growth.

GROSS PROFIT. In 1994, gross profit as a percentage of sales was 31.7% as compared with 29.8% in 1993. The increase is due primarily with the benefits of running a facility at higher levels without adding fixed costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1994 were 14.4% of sales versus 16.6% in 1993. The percentage decrease is due to the Company's ability to produce greater sales without adding proportional costs.

INTEREST EXPENSE. Interest expense decreased from the prior year due to lower outstanding debt levels in 1994 versus 1993.

INTEREST INCOME. Interest income increased over the prior year due to generally greater levels of available cash in 1994 versus 1993.

INCOME TAXES. See footnote 2(e) for a complete discussion of UNR's taxes.

INTERNATIONAL. International sales, which represented 6.9% of the Company's sales, increased 45.1% from 1993. The increase is due primarily to sales into Mexico through the Company's Mexican subsidiary.

LIQUIDITY AND CAPITAL RESOURCES. Cash flow during 1995 was a negative $63.1 million which included a payment of $132.3 million in dividends. The Company's financial condition continues to be strong at the end of 1995, with working capital of $31.0 million. The Company's working capital ratio, a measure of short-term liquidity, decreased from 4.5 to 1 in 1994 to 2.1 to 1 in 1995. Both measures are considered strong indicators of liquidity.

Capital expenditures were $2.3 million in 1995 versus $3.3 million in 1994. Capital expenditures in 1994 included the expansion of the plant in Bessemer, Alabama, which produces concrete and fiberglass shelters. The Company's current operating plan calls for capital spending in 1996 to be approximately $12.0 million, which includes the building of a new facility in Frankfort, Indiana.

The Company expects to meet its ongoing working capital and capital expenditure requirements from operating cash flows, borrowings through industrial revenue bonds and under a $35.0 million short-term credit facility and the proceeds from the sale of its discontinued operations. In addition, the Company's strong unleveraged balance sheet allows it to access funds, if needed, from the capital markets.

INFLATION. The impact of inflation on UNR's operations is principally related to steel price volatility which can moderately affect earnings from time to time.