Form 10-K, Exhibit 13
period 1996-12-31
UNR INDUSTRIES INC
filed 1997-03-31
CIK 315641

    TECHNOLOGY FOR A GROWING WORLD OF COMMUNICATIONS...










                                                                           1996
                                                                   ANNUAL REPORT

                                                                            ROHN
                                                                INDUSTRIES, INC.

                                                           UNR INDUSTRIES, INC.

                                          1
                                 FINANCIAL HIGHLIGHTS

                                          2
                                  PRESIDENT'S LETTER

                                          4
                                   CORPORATE REVIEW

                                          11
                                      FINANCIALS

                                          26
                                MANAGEMENT'S ANALYSIS

                                          28
                                DIRECTORS AND OFFICERS

FINANCIAL HIGHLIGHTS

UNR Industries, Inc. and Subsidiaries for the years ended December 31, 1996, 1995, 1994

                                                      (in thousands except per share data)
------------------------------------------------------------------------------------------
THREE YEAR SUMMARY OF OPERATIONS                                1996      1995      1994
------------------------------------------------------------------------------------------
NET SALES                                                    $154,434  $142,216  $107,026
Cost of products sold                                         106,847    98,996    73,060
------------------------------------------------------------------------------------------
GROSS PROFIT                                                   47,587    43,220    33,966
------------------------------------------------------------------------------------------
OPERATING INCOME                                               32,498    29,862    18,580
------------------------------------------------------------------------------------------
Interest income, net                                              884     1,839     1,174
------------------------------------------------------------------------------------------
Income from continuing operations before income taxes          33,382    31,701    19,754
Income tax provision                                           13,100    12,700     7,900
------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                              20,282    19,001    11,854
Discontinued operations--
    Income from operations, net of tax                          3,859    10,275    21,971
    Gain (Loss) on sales, net of tax                           21,900        --   (2,500)
------------------------------------------------------------------------------------------
NET INCOME                                                    $46,041   $29,276   $31,325
------------------------------------------------------------------------------------------
Net Income Per Share:
Continuing operations                                            $.39      $.37      $.24
Discontinued operations--
    Income from operations                                        .08       .20       .45
    Gain (Loss) on sales                                          .42        --     (.05)
------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                             $.89      $.57      $.64
------------------------------------------------------------------------------------------
Dividends Declared Per Common Share                             $2.60     $2.55      $.20
------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                     52,383    51,813    49,318
------------------------------------------------------------------------------------------
THREE-YEAR SUMMARY OF FINANCIAL DATA
------------------------------------------------------------------------------------------
Total Assets                                                  $93,372  $161,226  $258,106
Stockholders' Equity                                           42,511   127,764   220,596
Dividends                                                     136,368   132,274     9,738
Capital Expenditures                                           11,658     2,303     3,335
Depreciation and Amortization                                   1,672     1,433     1,358
Long-Term Liabilities                                          12,191     4,671     4,867
------------------------------------------------------------------------------------------


PRIOR YEAR RESULTS HAVE BEEN RESTATED TO REFLECT THE 1995 DISCONTINUANCE OF UNR LEAVITT, UNARCO COMMERCIAL PRODUCTS, UNR HOME PRODUCTS AND REAL TIME SOLUTIONS, INC. AND THE 1994 DISCONTINUANCE OF UNARCO MATERIAL HANDLING.


ROHN1996 ANNUAL REPORT                                                         1

TO OUR STOCKHOLDERS:

1996 was a busy and successful year. Sales of $154.4 million and income of $20.3 million from our continuing operations at ROHN set new records for the third consecutive year. A$12 million capital expenditure program at ROHN was initiated and largely completed in 1996. The planned divestiture of four of our operating divisions, announced in January, 1996, was completed in December, 1996. We sold our Leavitt Tube, Unarco Commercial Products, UNR Home Products divisions and our Real Time Solutions, Inc. (RTS) subsidiary for approximately $162 million. Extraordinary dividends of $2.35 per share were paid during the year as well as a regular dividend of $.25 per share, a total of $2.60 per share.

The sale of the four operating divisions in 1996 completed a process of strategic focus on ROHN and the wireless communication industry begun in 1993 with the sale of UNR's Midwest Steel and Midwest CATV divisions and continued in 1995 with the sale of our Unarco Material Handling division. The proceeds from these sales, combined with cash flows from earnings and other sources, has allowed the company to pay dividends of $10.15 per share, or $502 million, during the period 1991-1996. Over the last four years, ROHN's sales have grown from $67 million to $154 million, a compound growth rate of 23 percent per year. ROHN's earnings grew from $8.2 million to $20.3 million, a compound growth rate of 25 percent, over that same period.

As a result of these divestitures, our company today is soundly focused on a single business which is the market leader in supplying a full range of selected infrastructure products, principally towers, poles, masts, mounts, shelters, and cabinets to one of the fastest growing sectors of our economy--wireless communications. ROHN's growth over the past four years has been fueled by the growth of the cellular phone and other types of wireless communication systems, and importantly, by the introduction and rapid growth of its shelter product lines. The impact of the build-out of a new wireless communication system, the Personal Communications System (PCS), was not felt to any significant degree until the second half of 1996 as the long anticipated PCS build-out got under way. As the industry leader in the sales of towers and shelters, ROHN should continue to benefit from the expanding build-out of existing cellular and new PCS systems as well as other wireless systems such as Enhanced Specialized Mobile Radio (ESMR), wireless local loop and high definition television (HDTV). In the pages that follow, the drivers of ROHN's future growth are more fully discussed.

Capital expenditures in 1996 and early 1997 have significantly increased our capacities. In January, 1997, a new 180,000 square foot manufacturing facility was completed in Frankfort, Indiana, which provides new capacity for tower components, masts and mounts. In the second quarter of 1997 we will complete the installation of a new $4 million galvanizing facility in Peoria, Illinois, which increases our galvanizing capacity. Also, in 1997, we will complete the installation of a $2.5 million new Management Information System which will improve our customer response, production scheduling, inventory control and cost control capabilities. For 1997 and 1998, we have approved capital expenditures for additional capacity expansions at our Bessemer, Alabama, shelter manufacturing facility, new office space at our Peoria, Illinois, tower manufacturing facility and several important new product programs. Total capital expenditures over the three year period 1996-1998 will approximate $25 million and will position the company to meet expected increases in demand with an expanded product line.

The company closed its Chicago office in March, 1997, transferring corporate headquarters to Peoria, Illinois. At our annual meeting in May, 1997, we will ask shareholders to approve a corporate name change from UNR Industries, Inc. to ROHN Industries, Inc. We are recommending this to reflect our change from a holding company to a focused operating company.

1996 was a year of closure on one phase of our company's 77 year life. 1997 represents the beginning of another. Just as the company has met the challenges of the past to survive and prosper, the company is prepared to meet the challenges of profitable growth in the years ahead. The ROHN management team, introduced in the pages that follow, is experienced, proven and dedicated to continue to meet the expanding needs of its customers and provide a superior return to our shareholders.


Thomas A. Gildehaus
President and Chief Executive Officer

In 1948, ROHN produced its first tower for home television reception. Today, ROHN stands as a world leader in the design, manufacture and installation of telecommunications infrastructure. The ROHN product line is used by the cellular, personal communications systems (PCS), enhanced specialized mobile radio (ESMR), paging, radio and television, wireless cable, private microwave and many other telecommunications markets. Its key products consist of self-supporting and guyed (cable-supported) towers, steel and concrete poles, concrete, fiberglass and lightweight equipment shelters, equipment cabinets, antenna mounts and installation services. ROHN also manufactures galvanized steel agricultural products, including horse stalls, cattle equipment, fencing and gates.

STRONG GROWTH IN TELECOMMUNICATIONS
EQUIPMENT MARKET

The use of cellular telephones in the United States has shown rapid growth in recent years from about 5 million subscribers in 1990 to over 40 million today. The number of cell sites has risen from about 6,000 in 1990 to over 20,000 today and is expected to grow to as many as 33,000 by the year 2000. Each site requires an expenditure of up to $100,000 for the tower and shelter thus providing a potential demand of as much as $1.0 billion for ROHN's products from this market segment over that period.

A new wireless technology, PCS, has successfully been used in Europe for several years, and is beginning to be used in the U.S. PCSclaims to have a number of advantages over cellular, but most of these will not be realized until a greater number of cell sites are built in each market. PCS is digital, while cellular, for the most part is analog. Thus, PCShas a clearer signal, without noise, and fewer dropped signals. PCScan carry data and images as well as voice and is suitable for computer to computer communication, paging, short messaging and fax, and offers better privacy and security than analog. With increased competition, PCSis eventually (in 10 years) expected to decrease the cost of wireless service until it approaches the cost of existing land line service. Industry estimates are for roughly 100,000 PCS cell sites by the year 2000. Some of these cell sites may use an existing tower or other structure, but a large number of new towers and poles will be required and all sites will require a shelter or cabinet.

The cost of shelters, towers and other mounting equipment for a PCSsite is expected to range from $10,000 to $100,000 depending on the location, providing a potential demand in excess of $2.0 billion for ROHN's products from this market segment over that period.

Cellular, instead of fading away, is beginning its own expensive conversion from analog to digital, and will eventually be very similar to PCS, except that it will operate at a different frequency than PCS. Competition among the various carriers is launching a rush to offer the new digital services in each market. This will provide enormous benefits for the telephone consumer--as well as for those companies, such as ROHN,involved in building the infrastructure.

Broadcast and ESMR(enhanced special mobile radio) are two other markets which ROHNsupplies that provide further opportunity for growth. ESMRoperates on a specialized frequency and is rapidly being developed both in the United States and internationally as an alternative to cellular and PCS systems for dispatch applications involving private mobile fleets. The introduction of HDTV(high denfinition television) will result in additional opportunities for ROHN as new antenna support systems are required for this new broadcasting system.

ROHN's international operations are also expanding. ROHN has a substantial international presence, having sold towers and other equipment in more than 55 countries, and currently operates a sales office in Mexico City. During the coming years, ROHNplans to continue to develop overseas markets through its U.S. customers and through the establishment of partnerships and facilities in key developing countries.

PRODUCTS
TOWERS ROHN manufactures literally every configuration of tower possible, from one that reaches 1500 feet in the air to a small antenna mount. Its principal tower product is the self supporting tower ranging to heights of 900 feet. ROHN towers can be found in use all across the world for television broadcast, AM/FM radio broadcast, microwave, cellular telephone, personal communication systems, radar, surveillance camera mounts, solar power stations and weather stations.

"OUR JOB, SIMPLY PUT, IS TO MAKE THE BEST TOWERS IN THE WORLD AND TO PROVIDE THE WORLD'S BEST SERVICE TO OUR CUSTOMERS."
DONALD D. ROHN PRESIDENT--
TOWER OPERATIONS
[PHOTO]

GUYED TOWERS
[PHOTO]

SELF-SUPPORTING
TOWERS
[PHOTO]

POLES ROHN's line of steel and concrete poles are generally used when there is not enough space to erect a tower. In an urban area where space is limited, a ROHNpole can be installed virtually anywhere, greatly reducing the cost of the land used. All poles have an infinitely rotatable mounting frame or platform and are easily installed, so that in some instances they can be ready for equipment in less than a day, minimizing the costs of labor and equipment.

SHELTERS/CABINETS/ENCLOSURES Housing highly valuable electronic components and power systems is a major concern for communications companies. ROHNconcrete shelters are made of lightweight concrete with steel reinforcements for added toughness. ROHNfiberglass shelters are made of laminated fiberglass and are lightweight, highly portable, strong and secure. ROHN has recently developed a non-combustible shelter for roof-top applications. This shelter is manufactured with a steel frame instead of wood to meet the strictest fire codes. Also new to the ROHNline of shelters is a metal shelter constructed as an ISO container that can be shipped anywhere in the world without expensive packaging.

ROHN equipment cabinets are made of lightweight concrete or molded fiberglass for a waterproof, rustproof and maintenance-free structure designed for compact equipment installations. To conserve space and eliminate the high price of certain zoning and permitting restrictions, some ROHNcabinets are partially imbedded into the ground. ROHN works extensively with equipment providers and carriers to design and produce a variety of equipment enclosures to meet the needs of any particular site or application.

SUPPORT STRUCTURES ROHN's complete line of antenna mounts are all Hot-Dip Galvanized to prevent corrosion. From non-penetrating roof mounts that spread the ballast weight over a large area to mounts that concentrate the weight for compact installation, each mount is designed to meet the client's needs. ROHNalso provides tower mounts, wall mounts for corners or flat walls, square pole mounts, and standard roof mounts for flat or sloped roofs.

 "QUALITY AND CUSTOMER SATISFACTION ARE THE
 TWO PRINCIPAL CONCEPTS WHICH DRIVE OUR
 SHELTER OPERATIONS."  RICHARD L. ROHN
 PRESIDENT--SHELTER OPERATIONS
 [PHOTO]

LEADING MARKET SHARE POSITIONS
Since entering the market in 1948, ROHNhas established itself as a leader in the telecommunications equipment industry. Currently, ROHNis the market leader in towers and shelters, with an estimated U.S. market share of 30 percent and 25 percent, respectively. Management estimates ROHN's share in the U.S. pole market to be between 5 and 10 percent.

MANUFACTURING FACILITIES
ROHN has over 900,000 square feet of manufacturing facilities located in Illinois, Alabama and Indiana. The Company is currently investing over $25 million to expand capacity, improve productivity and introduce new products at its facilities in order to keep pace with the telecommunications industry's explosive growth.

ROHN's world headquarters is located in Peoria, Illinois. Here ROHN manufactures towers and steel poles and performs all of its unique in-house Hot-Dip Galvanizing processes.

ROHN's clean and modern manufacturing plant in Bessemer, Alabama is devoted entirely to the production of shelters and cabinets. It is the world's largest shelter-manufacturing plant and spans over 25 acres of land.

The recently completed, 180,000 square foot Frankfort, Indiana facility focuses on manufacturing tower and pole components, telescoping masts and related accessories, agricultural products and contract manufacturing.

ENGINEERING EXCELLENCE
ROHN's team of highly skilled and industry experienced engineers design with one goal in mind ... to meet stringent client specifications. By utilizing the latest techniques in computer-aided design and drafting, they assure all ROHNproducts meet exacting standards of strength and durability. ROHNengineers work closely with the team of sales professionals who personally track orders through fabrication, galvanizing and shipping to make sure customers are informed

FIBERGLASS SHELTERS
[PHOTO]

CABINETS
[PHOTO]

CONCRETE SHELTERS
[PHOTO]

"WE SEE CONTINUED GROWTH BOTH DOMESTICALLY AND INTERNATIONALLY IN OUR MAJOR MARKETS AND ARE MAKING THE INVESTMENTS NECESSARY TO MAINTAIN AND EXPAND OUR LEADERSHIP POSITION." JAMES R. COTE
VICE PRESIDENT--MARKETING AND SALES
[PHOTO]

on the progress of their purchase from design to installation, assuring on-time delivery of their order.

Quality control is also a top priority. To ensure that the products are the best they can be, ROHNuses only the highest quality steel and other materials. All ROHNproducts and manufacturing techniques are constantly being tested and evaluated using electronic testing to ensure product durability and reliability under the harshest elements.

EXPANDING CAPACITY AND NEW PRODUCTS
ROHN is currently initiating or completing significant capital expenditure projects in order to expand the company's facilities and production capabilities and to introduce new products.

In January 1997, ROHN completed a $6.5 million manufacturing facility in Frankfort, Indiana which consolidates its current operations into a single factory, enhances production efficiency and increases capacities. ROHN will be updating machinery and equipment throughout the transition, including a high rise storage rack system and a new 500 ton forming press for tower components supplied to the Peoria facility.

A new $4.0 million "state of the art" galvanizing facility, including a 51 foot galvanizing kettle, is being installed at Peoria. This expansion is necessary to meet increasing demands for towers, poles and other support structures. The facility, to be in full operation by the third quarter, 1997, will not only increase capacity but will allow for galvanizing larger materials resulting in improved turn-around and lower costs.

ROHN is in the final phases of implementing a new Management Information System which will improve customer response times, production scheduling, inventory control and cost control capabilities. This new $2.5 million project will also generate improved management information and will allow constant on-line communication among the Peoria, Bessemer and Frankfort facilities and with the field sales force.

The Bessemer facility is being expanded by approximately 83,000 square feet. This project includes expansion of the electrical installation and staging areas, additional concrete casting production


ANTENNA MOUNTS
[PHOTO]

CONSTRUCTION SERVICES
[PHOTO]

"OUR NEW MIS SYSTEM GREATLY INCREASES OUR CONTROL AND COSTING CAPABILITIES BY INTEGRATING ALL OUR OPERATIONS ON A REAL TIME BASIS FOR THE FIRST TIME."

RODNEY B. HARRISON
CHIEF FINANCIAL OFFICER--UNR-ROHN
[PHOTO]

capabilities and additional office space. This expansion is expected to be completed by the 4th quarter 1997 and will allow ROHN to meet the growing demand for shelters and cabinets.

A major expansion of office space at Peoria will start in 1997. This expansion will provide new and improved engineering facilities, relieve crowded conditions generated by previous growth and provide space for continued growth.

Several new product programs are underway which will provide significant new sales opportunities by 1998. New product development and introduction has been and continues to be a fundamental strategic priority at ROHN in order to support continued growth and to meet the needs of changing markets and technologies.



ROHN IS READY TO CONTINUE TO PROFITABLY MEET THE NEEDS OF THE RAPIDLY EXPANDING WIRELESS COMMUNICATIONS INDUSTRY. ITS PRODUCT LINE IS BROAD AND EXPANDING, ITS MARKET POSITION IS STRONG, ITS MANUFACTURING AND ENGINEERING CAPABILITIES ARE SECOND TO NONE, ITS CAPACITIES CONTINUE TO GROW AND THE MANAGEMENT IS PROVEN, EXPERIENCED AND COMMITTED TO BEING THE LEADING SUPPLIER OF SUPPORT STRUCTURES, ENCLOSURES AND OTHER SELECTED PRODUCTS TO THE WIRELESS COMMUNICATIONS INDUSTRY ON A GLOBAL BASIS.

CUSTOM GALVANIZING
[PHOTO]

STEEL POLES
[PHOTO]

CONCRETE POLES
[PHOTO]

                PRINCIPAL PRODUCTS     PRINCIPAL MARKETS

            SELF SUPPORTING TOWERS     Cellular            Broadcast
                                       PCS                 Export
                                       Microwave           Lighting
                                       ESMR

                      GUYED TOWERS     Cellular            Wireless Cable
                                       PCS                 Microwave
                                       Broadcast           Export
                                       Government

          STEEL AND CONCRETE POLES     Cellular            Export
                                       PCS

          ANTENNA MOUNTS AND MASTS     Wireless Cable      Cellular
                                       Home Television     PCS
                                       Direct Broadcast    Paging
                                       Television

  CONCRETE AND FIBERGLASS SHELTERS     Cellular            Fiber Optics
                                       PCS                 Wireless Cable
                                       ESMR                Telephone
                                       Microwave           Utilities

  CONCRETE AND FIBERGLASS CABINETS     PCS                 Cellular
                                       Telephone           ESMR

             CONSTRUCTION/ERECTION     Cellular            Microwave
                                       PCS                 ESMR

            EQUIPMENT INSTALLATION     Cellular            Microwave
                                       PCS                 ESMR

              ENGINEERING SERVICES     Cellular            Wireless Cable
                                       PCS                 Microwave
                                       Broadcast           Export
                                       Government

                                                            STATEMENTS OF INCOME


UNR Industries, Inc. and Subsidiaries for the Years ended December 31, 1996, 1995 and 1994

                                                                (in thousands except per share data)
----------------------------------------------------------------------------------------------------
                                                                 1996           1995           1994
----------------------------------------------------------------------------------------------------
NET SALES                                                    $154,434       $142,216       $107,026
Cost of products sold                                         106,847         98,996         73,060
----------------------------------------------------------------------------------------------------
GROSS PROFIT                                                 $ 47,587       $ 43,220       $ 33,966
Selling expense                                                 5,986          5,232          6,256
Administrative and general expenses                             9,103          8,126          9,130
----------------------------------------------------------------------------------------------------
OPERATING INCOME                                             $ 32,498       $ 29,862       $ 18,580
Interest income                                                 1,864          2,445          1,786
Interest expense                                                 (980)          (606)          (612)
----------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES        $ 33,382       $ 31,701       $ 19,754
Income tax provision                                           13,100         12,700          7,900
----------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                            $ 20,282       $ 19,001       $ 11,854
----------------------------------------------------------------------------------------------------
Discontinued operations:
    Income from operations, net of ($2,400), $7,000, and
    ($1,900) taxes in 1996, 1995 and 1994, respectively         3,859         10,275         21,971
    Gain (Loss) on sales, net of $14,600 and ($1,500)
    taxes in 1996 and 1994, respectively                       21,900            --         (2,500)
----------------------------------------------------------------------------------------------------
NET INCOME                                                   $ 46,041       $ 29,276       $31,325
----------------------------------------------------------------------------------------------------
Net Income Per Share:
Continuing operations                                        $    .39       $    .37       $    .24
Discontinued operations--
    Income from operations                                        .08            .20            .45
    Gain (Loss) on sales                                          .42             --           (.05)
----------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                         $    .89       $    .57       $    .64
----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

          BALANCE SHEETS


UNR Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995

                                                                        (in thousands)
-------------------------------------------------------------------------------------
ASSETS                                                               1996      1995
-------------------------------------------------------------------------------------
CURRENT ASSETS:
    Cash and cash equivalents                                     $  5,030  $  5,878
    Accounts, notes and other receivables, less allowance
    for doubtful accounts of $1,136 in 1996 and $2,185 in 1995      28,048    17,464
    Inventories                                                     30,717    27,549
    Deferred income taxes                                            4,000     7,876
    Prepaid expenses                                                 1,093       988
-------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                68,888    59,755
-------------------------------------------------------------------------------------
PLANT AND EQUIPMENT:
    Land                                                             1,008     1,008
    Buildings                                                       18,590    11,516
    Machinery and equipment                                         21,493    17,129
-------------------------------------------------------------------------------------
                                                                    41,091    29,653
    Less-Accumulated depreciation                                  (19,269)  (17,827)
-------------------------------------------------------------------------------------
TOTAL PLANT AND EQUIPMENT                                           21,822    11,826
-------------------------------------------------------------------------------------
OTHER ASSETS:
    Net assets of discontinued operations                              --     89,026
    Other                                                            2,662       619
-------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $ 93,372  $161,226
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                                BALANCE SHEETS


                                                                      (in thousands)
-------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                 1996      1995
-------------------------------------------------------------------------------------
CURRENT LIABILITIES:
    Short-term borrowings                                         $  2,000  $  6,000
    Current portion of long-term liabilities                           831       190
    Accounts payable                                                 8,735     5,236
    Accrued expenses--
         Payroll related                                             2,974     2,445
         Insurance related                                           4,104     5,600
         Customer deposits                                           4,725     4,150
         Income taxes                                                   10       513
         Other                                                       5,926     4,657
         Net liabilities of discontinued operations                  9,365        --
-------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           38,670    28,791
-------------------------------------------------------------------------------------
LONG-TERM LIABILITIES--NOTES AND CAPITAL LEASES                     12,191     4,671
-------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
    Common stock, $.01 par value, authorized--60,000 shares,
    issued--52,838 shares in 1996 and 52,495 shares in 1995            528       525
    Capital surplus                                                  9,837    66,898
    Retained earnings                                               36,786    67,843
    Less--326 treasury shares, at cost                              (1,595)   (1,595)
    Less--Notes receivable from officers                            (2,300)   (5,525)
    Less--Unearned portion of restricted stock                        (745)     (382)
-------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                          42,511   127,764
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 93,372  $161,226
-------------------------------------------------------------------------------------

    STATEMENTS OF CASH FLOWS


UNR Industries, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994

                                                                                                     (in thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                               1996           1995           1994
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                 $  46,041      $  29,276      $  31,325
Adjustments for noncash items included in net income-
    Depreciation and amortization                                              1,672          1,433          1,358
    Provision for deferred employee compensation                                 261            183            383
    Deferred income tax                                                        1,270         12,700          7,900
    Discontinued operations (gain) loss                                      (21,900)            --          2,500
    Operating requirements-
         Accounts receivable (increase) decrease                             (10,584)         2,311         (7,314)
         Income tax refund receivable decrease                                    --             --         52,603
         Inventories (increase)                                               (3,168)        (6,339)        (6,754)
         Prepaid expenses (increase) decrease                                   (105)           162           (556)
         Accounts payable and accrued expenses increase (decrease)            (3,990)        (3,322)         9,206
    Discontinued operations                                                  (26,329)        11,286         (8,802)
-------------------------------------------------------------------------------------------------------------------
         Net cash (used for) provided by operating activities              $ (16,832)     $  47,690      $  81,849
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of plant and equipment                                        $ (11,658)     $  (2,303)     $  (3,335)
    Increase in other assets                                                  (2,093)          (118)          (245)
    Proceeds from the sale of discontinued operations                        157,669         13,820          1,412
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) investing activities              $ 143,918      $  11,399      $  (2,168)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Decrease in long-term liabilities                                      $    (257)     $    (195)     $    (181)
    Increase in long-term liabilities                                          8,418             --          2,100
    Proceeds from short-term borrowings                                        6,000          6,000             --
    Payment of short-term borrowings                                         (10,000)            --         (5,100)
    Dividends paid                                                          (136,368)      (132,274)        (9,738)
    Loans to officers                                                             --             --         (9,100)
    Repayment of officers' loans                                               3,225          3,575             --
    Common stock issued                                                        1,048            692         10,103
-------------------------------------------------------------------------------------------------------------------
         Net cash (used for) financing activities                          $(127,934)     $(122,202)     $ (11,916)
-------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents              $    (848)     $ (63,113)     $  67,765
Cash and cash equivalents, beginning of period                                 5,878         68,991          1,226
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $   5,030      $  65,878      $  68,991
-------------------------------------------------------------------------------------------------------------------
Cash paid during the year for interest                                     $     980      $     606      $     612
-------------------------------------------------------------------------------------------------------------------
Cash paid during the year for income taxes                                 $  21,072      $   1,792      $   1,602
-------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


UNRIndustries, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994

                                                                                             (in thousands except per share data)
---------------------------------------------------------------------------------------------------------------------------------
                                      COMMON STOCK                                   TREASURY STOCK
---------------------------------------------------------------------------------------------------------------------------------
                                      Shares                 Capital    Retained                          Restricted      N/R
                                      Issued      Amount     Surplus    Earnings      Shares     Amount      Stock        From
                                                                                                                        Officers
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993             48,842        $488    $117,011     $79,230        (631)    $(2,751)    $(594)          $--
 Net Income                               --          --          --      31,325          --          --        --            --
 Issuance of restricted stock             66           1         377          --          --          --      (378)           --
 Amortization of restricted shares        --          --          --          --          --          --       383            --
 Notes receivable from
 officers for stock purchase          1,650           17       9,100          --          --          --        --        (9,100)
 Cash dividends--$.20 per share           --          --          --      (9,738)         --          --        --            --
 Stock options exercised                  17          --          35          --          --          --        --            --
 Stock options tax benefit                --          --          31          --          --          --        --            --
 Warrants exercised                    1,002          10       3,943       1,206          --          --        --            --
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994             51,577       $516     $130,497    $102,023        (631)    $(2,751)    $(589)      $(9,100)
 Net Income                               --          --          --      29,276          --          --        --            --
 Issuance of restricted stock             19          --          --          --          --          --        --            --
 Amortization of restricted shares        --          --          --          --          --          --       183           --
 Repayment of officers' loans             --          --          --          --          --          --        --         3,575
 Cash dividends--$2.55 per share          --          --     (67,257)    (65,017)         --          --        --            --
 Restricted stock canceled                --          --         (72)         --          --          --        24            --
 Warrants exercised                      868           9       2,820       1,377         305       1,156        --            --
 Warrants canceled                        --          --         726         184          --          --        --            --
 Directors' stock plan                    31          --         184          --          --          --        --            --
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995             52,495       $525      $66,898     $67,843        (326)    $(1,595)    $(382)      $(5,525)
 Net Income                               --          --          --      46,041          --          --        --            --
 Issuance of restricted stock             90           1         876          --          --          --      (877)           --
 Amortization of restricted shares        --          --          --          --          --          --       400            --
 Repayment of officers' loans             --          --          --          --          --          --        --         3,225
 Cash dividends--$2.60 per share          --          --     (59,270)    (77,098)         --          --        --            --
 Restricted stock canceled               (13)         --        (114)         --          --          --       114            --
 Directors' stock plan                    21          --         185          --          --          --        --            --
 Stock options exercised                 245           2         804          --          --          --        --            --
 Stock options tax benefit                --          --         458          --          --          --        --            --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996             52,838        $528      $9,837     $36,786        (326)    $(1,595)    $(745)      $(2,300)
---------------------------------------------------------------------------------------------------------------------------------

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

The Company's products are sold through distributors and directly to customers throughout the United States and to international markets. The Company has one customer to which it sold towers and shelters for use in both the PCS and cellular markets that provided approximately 11% of its 1996 net sales. International sales accounted for approximately five percent in each of the years presented in the accompanying Consolidated Statements of Income.

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

Total inventories in 1996 and 1995 included the following classifications (In Thousands):

--------------------------------------------------------------------------------
                                                            1996           1995
--------------------------------------------------------------------------------
Finished goods                                           $13,065        $12,254
Work-in-process                                            5,678          3,791
Raw materials                                             11,974         11,504
--------------------------------------------------------------------------------
Total Inventories                                        $30,717        $27,549
--------------------------------------------------------------------------------

                                                   NOTES TO FINANCIAL STATEMENTS


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

The Company provides for depreciation of plant and equipment over the estimated useful lives of the assets (buildings--20 to 40 years; machinery and equipment--3 to 15 years). Depreciation is generally provided on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

(e) INCOME TAXES
Under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109), the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Total income tax expense/(benefit) for the years ended December 31, 1996, 1995, and 1994, was allocated as follows

(In Thousands):
--------------------------------------------------------------------------------
                                                       1996      1995      1994
--------------------------------------------------------------------------------
Income from continuing operations                   $13,100   $12,700   $07,900
Discontinued operations (net of $10,000
valuation allowance reversal in 1994)                12,200     7,000    (3,400)
Stockholders' equity, for compensation
expense for tax purposes in excess
of amounts recognized for financial
reporting purposes                                     (458)     (155)      (31)
--------------------------------------------------------------------------------
                                                    $24,842   $19,545   $ 4,469
--------------------------------------------------------------------------------

Income tax expense attributable to income from continuing operations consists of current provisions of $17.0 million, $1.6 million and $1.5 million and deferred provisions of $(3.9) million, $11.1 million and $6.4 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Income tax expense attributable to income from continuing operations was $13.1 million, $12.7 million, and $7.9 million, for the years ended December 31, 1996, 1995 and 1994, respectively, and differed from the U.S. Federal statutory income tax rate as follows (In Thousands):

--------------------------------------------------------------------------------
                                        1996          1995           1994
--------------------------------------------------------------------------------
                                      Amount    %    Amount    %    Amount    %
--------------------------------------------------------------------------------
Computed statutory provision         $11,700   35   $11,100   35    $6,900   35
State taxes net of Federal effect      1,400    4     1,600    5     1,000    5
--------------------------------------------------------------------------------
Total provision                      $13,100   39   $12,700   40    $7,900   40
--------------------------------------------------------------------------------

       NOTES TO FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows (In Thousands):

--------------------------------------------------------------------------------
                                                       1996                1995
--------------------------------------------------------------------------------
Net operating loss carry-forwards                   $    --            $  5,700
Depreciation                                          (341)             (1,018)
Accrued insurance reserves                            1,642               2,099
Other, net                                            2,699               1,095
--------------------------------------------------------------------------------
Net deferred tax assets                             $ 4,000            $  7,876
--------------------------------------------------------------------------------

The Company's remaining NOL carry forwards, which originated in 1993, were fully utilized during 1996.

(f) NET INCOME PER SHARE
Net income per share of common stock is based upon the weighted average number of common shares outstanding during the year. The weighted average common shares were 52,383,000 in 1996, 51,813,000 in 1995 and 49,318,000 in
1994. Dilution, which would result if all outstanding options were exercised, is not significant to the net income per share computation.

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

(h) PENSION AND PROFIT SHARING PLANS
The Company and its subsidiaries have defined benefit or defined contribution retirement plans covering substantially all of their employees. Included in these plans are certain union-sponsored plans to which the Company makes annual contributions equal to the amounts accrued. The total pension expense for union-sponsored plans for 1996, 1995, and 1994 was $720,000, $660,000, and $460,000, respectively. The Company has one trustee-administered profit sharing plan covering all eligible employees. Discretionary contributions of $218,000, $96,000 and $83,000 were charged to expense in 1996, 1995 and 1994, respectively. Total pension expense for Company-sponsored plans for 1996, 1995 and 1994 was $130,000, $184,000, and $148,000, respectively.

Pension expense includes the following components (In Thousands):

--------------------------------------------------------------------------------
                                                       1996      1995     1994
--------------------------------------------------------------------------------
Service cost--benefits earned during the period      $  237    $  220   $  202
Interest on projected benefit obligations               415       365      315
Actual return on plan assets                           (538)     (417)    (356)
Net amortization and deferral                            16        16      (13)
--------------------------------------------------------------------------------
    Net pension expense                              $  130    $  184   $  148

--------------------------------------------------------------------------------

The status of the plans at the respective year ends was as follows (In
Thousands):

--------------------------------------------------------------------------------
                                                       1996      1995     1994
--------------------------------------------------------------------------------
Fair market value of plan assets                     $6,888    $6,043   $4,959
--------------------------------------------------------------------------------

Actuarial present value of benefits for services rendered to date:

Accumulated benefit obligation based on salaries
to date, including vested benefits of $4,866, $3,928
and $3,496 in 1996, 1995 and 1994, respectively      $4,894    $3,952   $3,508

Additional benefits based on estimated future
salary levels                                         1,633     1,237    1,057
--------------------------------------------------------------------------------
Projected benefit obligations                        $6,527    $5,189   $4,565
--------------------------------------------------------------------------------
Excess of plan assets over projected
benefit obligations                                  $  361    $  854   $  394
Unrecognized net transitional asset                      40        56       64
Unrecognized market (gain) loss                         350      (391)    (290)
Unrecognized prior service costs                         67        84       92
--------------------------------------------------------------------------------
Prepaid pension asset                                $  818    $  603   $  260
--------------------------------------------------------------------------------

The expected long-term rate of return on plan assets was 8.0% for 1996, 1995 and 1994. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of accumulated benefit obligations were 8.0% and 4.0%, respectively, in 1996, 1995 and 1994.

(3) DISCONTINUED OPERATIONS
On September 7, 1995, the Company announced that its Board of Directors authorized Company management to explore the sale of all or a majority of the common stock of the Company. On January 26, 1996, the Company announced that efforts to sell the entire Company did not result in a satisfactory offer and that it would begin discussions with multiple parties regarding the sale of four of its five operating divisions in order to focus fully on the strategic growth and development

    NOTES TO FINANCIAL STATEMENTS



(3) DISCONTINUED OPERATIONS (CONTINUED)
of its ROHN Division, a supplier of goods and services to the telecommunications industry. The divisions sold were the Leavitt Tube division, a producer of mechanical and structural steel tubing, the Commercial Products division, a manufacturer of steel and plastic shopping carts, the Home Products division, a manufacturer of stainless steel and composite sinks and the Real Time Solutions
(RTS) subsidiary, a supplier of "pick-to-light" inventory picking systems. Total sales of these operations were $157 million, $242 million and $265 million for the years ended December 31, 1996, 1995 and 1994, respectively.

On May 16, 1996, the Company entered into a definitive agreement to sell its UNR Leavitt Division to Chase Brass Industries, Inc. for $95.0 million cash, subject to closing adjustments. This transaction closed in August, 1996.

On June 19, 1996, the Company entered into a definitive agreement to sell its Unarco Commercial Products Division to Richards Capital Fund, L.P. for $41.0 million cash, subject to closing adjustments. This transaction closed in July, 1996.

On August 27, 1996, the Company entered into a definitive agreement to sell the assets of its Home Products Division to Franke, Inc. for $21.4 million cash, subject to closing adjustments. This transaction closed in September, 1996.

On December 19, 1996, the Company announced the sale of its Real Time Solutions, Inc. subsidiary to Pinnacle Automation.

Net assets of these operations for the prior year are classified as "Net assets of discontinued operations" in the accompanying balance sheets. The sale of these divisions in 1996 resulted in a gain of $21.9 million, net of $14.6 million of taxes.

On January 31, 1995, the Company entered into a definitive agreement to sell its industrial storage rack business to The Renco Group, Inc., a private holding company. This sale was consummated on March 31, 1995. In 1994, the after-tax $2.5 million provision for estimated loss on disposition of the industrial storage rack business included a write-down of those assets to estimated net realizable values and estimated costs of disposing of this operation.

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

(5) LEASES
The Company leases certain of its facilities and equipment under operating leases or capital leases, as defined by SFAS No. 13. The Company's property under capital leases, which is included in plant and equipment, consists of $4,919,000 at December 31, 1996, and $2,743,000 at December 31, 1995 (see Note
6).

Future minimum payments for operating leases at December 31, 1996, are $197,000 in 1997, $146,000 in 1998, and $143,000 in 1999. Rental expense under operating leases was approximately $1,220,000 in 1996, $1,248,000 in 1995 and $1,186,000
in 1994.

                                       NOTES TO FINANCIAL STATEMENTS

(6) LONG-TERM BORROWINGS
Total borrowings of the Company at December 31, 1996 and 1995, consisted of the following (In Thousands):

--------------------------------------------------------------------------------
                                                         1996            1995
--------------------------------------------------------------------------------
Mortgage notes payable at 7.5% to 8.0%                $ 8,103         $ 2,118
Capital leases                                          4,919           2,743
Short-term borrowings                                   2,000           6,000
--------------------------------------------------------------------------------
      Total                                           $15,022         $10,861
--------------------------------------------------------------------------------
Classified in the balance sheets as follows:
    Short-term borrowings                             $ 2,000         $ 6,000
    Current portion of long-term liabilities              831             190
    Notes and capital leases                           12,191           4,671
--------------------------------------------------------------------------------
      Total                                           $15,022         $10,861
--------------------------------------------------------------------------------

The Company has a $20.0 million line of credit for short-term borrowings with a bank. Under the terms of the agreement, interest rates are determined at the time of borrowing with interest payable at the prevailing prime rate or LIBOR rate plus 1%, at the Company's option.

At December 31, 1996, outstanding borrowings totaled $2.0 million at an average interest rate of 6.5%. Such credit agreement is secured by certain accounts receivable of the Company and its subsidiaries. The commitment fee on the unused portion of the facility is 1/4% per annum.

Aggregate annual payments required on secured debt, including capitalized leases, are $2,830,000 in 1997, $927,000 in 1998, $995,000 in 1999, $1,067,000
in 2000, $891,000 in 2001 and $8,312,000 thereafter.

(7) STOCK OPTION PLANS
The Company measures compensation cost using the intrinsic value-based method of accounting pursuant to the provisions of APB Opinion No. 25. Had compensation cost been determined on the fair market value-based accounting method proscribed by Statement of Financial Accounting Standards (SFAS) No. 123 on Accounting for Stock-Based Compensation for options granted in 1996 and 1995, the impact on the financial position or results of operations of the Company would not be material. Therefore, no additional disclosures related to SFAS No. 123 are presented. Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost, which is immaterial in 1996 and 1995, may not be representative of that to be expected in future years.

The Company had two stock option plans at December 31, 1996, the Key Executives' Stock Option Plan and the 1994 Stock Option Plan.

The Key Executives' Stock Option Plan was approved by the shareholders of the Company on July 12, 1990. This Plan provides for granting of non-qualified and incentive stock options, and reserves for the issuance of up to 2,500,000 authorized but unissued shares of common stock. Options granted under this Plan were exercisable at a price equal to the fair market value at the date of grant and expired in ten years. At December 31, 1996, 1,153,000 common shares were available for granting under this Plan. There were no outstanding options under this Plan at December 31, 1996.

    NOTES TO FINANCIAL STATEMENTS


The 1994 Stock Option Plan was approved by the shareholders of the Company on November 1, 1994. This plan provides for granting of non-qualified options and reserves for the issuance of up to 500,000 shares. Outstanding options granted under this plan are exercisable at a price equal to the fair market value at the date of grant, reduced by the amount of any "Extraordinary Dividend" made after the date of grant, and expire in five years. Each option is exercisable upon the attainment of certain stock price thresholds, adjusted for extraordinary dividends, or fifty-four months, whichever comes earlier. At December 31, 1996, 55,000 common shares were available for granting under this plan.

Information relating to these plans are summarized below (In Thousands Except per Share Data):

--------------------------------------------------------------------------------
                                                                     Average
                                                      Shares         Option
                                                   Subject to       Price per
                                                     Options          Share
--------------------------------------------------------------------------------
Outstanding December 31, 1993                            17            $2.078
    Granted                                             405             5.525
    Exercised                                           (17)            2.078
    Canceled                                             --                --
--------------------------------------------------------------------------------
Outstanding December 31, 1994                           405            $5.525
    Granted                                              40             6.780
    Exercised                                            --                --
    Canceled                                             --                --
--------------------------------------------------------------------------------
Outstanding December 31, 1995                           445            $5.638
    Granted                                              --                --
    Exercised                                          (245)            3.084
    Cancelled                                            --                --
--------------------------------------------------------------------------------
Outstanding December 31, 1996,
 adjusted for extraordinary dividends                   200            $0.838
--------------------------------------------------------------------------------

(8) RESTRICTED STOCK PLAN
The UNR Industries, Inc. Restricted Stock Plan was approved by the shareholders of the Company on July 30, 1992. The Plan provides for the granting of restricted stock to certain key employees and reserves for issuance of 1,000,000 shares of common stock.

The Company had 170,869 and 162,264 shares of restricted stock outstanding at December 31, 1996, and 1995, respectively. Of the current shares outstanding, 30,000 were awarded to the Company's President and CEO in connection with his employment agreement and 140,869 shares were issued to certain key employees of the Company. These shares have the same dividend and voting rights as other common stock. Restricted stock is considered to be currently issued and outstanding. The cost of the restricted stock, determined as the fair market value of the shares at the date of grant, is expensed ratably over a three- to five-year vesting period. Such expense amounted to $261,000 in 1996; $183,000 in 1995 and $383,000 in 1994.

                                            NOTES TO FINANCIAL STATEMENTS

(9) STOCKHOLDERS' EQUITY
On September 24, 1990, the Company announced that its Board of Directors had authorized the acquisition, through both negotiated transactions involving large blocks and open-market purchases, of up to 1.5 million shares of its common stock to be held as treasury shares and be available to meet requirements of its Key Executives' Stock Option Plan. As of December 31, 1996 and 1995, 1,133,565 shares have been purchased.

On December 23, 1996, the Company paid a regular dividend of $.25 per share and an extraordinary dividend of $.35 per share to stockholders of record as of the close of business on December 16, 1996.

On September 27, 1996, the Company paid an extraordinary dividend of $2.00 per share to stockholders of record as of the close of business on September 17, 1996.

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

(10) RELATED PARTY TRANSACTIONS
The Company presently holds three notes receivable for a total of $2,300,000 from executive officers of the Company. These notes are related to the 1994 Executive Stock Purchase Plan approved by shareholders of the Company on November 1, 1994. Under the Plan, executive officers purchased 1,650,000 shares of common stock from the Company, at the then fair market value. Shares were paid for in cash in the amount of the par value of the stock and the balance in promissory notes due in three years. The notes are interest free (although interest is imputed for tax purposes), except in the event a participant resigns from the Company, is terminated for cause or, if the stock is sold within three years, the notes become due and interest at the applicable Federal rate is applied retroactively from the date of the notes. Dividends, net of Federal and state taxes, are applied to the principal of the notes. In 1996, dividends reduced the outstanding balance from $5,525,000 at December 31, 1995, to $2,300,000 at December 31, 1996. In 1995, dividends reduced the outstanding balance from $9,100,000 at December 31, 1994, to $5,525,000 at December 31, 1995. If the stock is not sufficient to satisfy the loan balance at maturity, the participant can transfer the shares in partial payment of the note and is personally liable for that portion of the note exceeding 25% of the loan balance.

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

    QUARTERLY RESULTS OF OPERATIONS


(Unaudited)                                                     (in thousands except per share data)
-------------------------------------------------------------------------------------------------------
                                                 First      Second       Third      Fourth       Year
-------------------------------------------------------------------------------------------------------
1996

Net Sales                                      $30,957     $37,857     $41,910     $43,710    $154,434
-------------------------------------------------------------------------------------------------------
Gross profit                                     9,248      11,453      12,610      14,276      47,587
-------------------------------------------------------------------------------------------------------
Operating income                                 5,815       7,659       8,786      10,238      32,498
-------------------------------------------------------------------------------------------------------
Income from continuing operations                3,514       4,603       5,780       6,385      20,282
-------------------------------------------------------------------------------------------------------
Discontinued operations:
 Income from operations, net of tax              1,412       2,029         418          --       3,859
 Gain on sales, net of tax                          --          --      21,900          --      21,900
-------------------------------------------------------------------------------------------------------
Net Income                                      $4,926      $6,632     $28,098      $6,385     $46,041
-------------------------------------------------------------------------------------------------------
Net Income Per Share
 Continuing operations                         $   .07     $   .09     $   .11     $   .12    $    .39
 Discontinued operations:
   Income from operations                          .03         .04         .01          --         .08
   Gain on sales                                    --          --         .42          --         .42
-------------------------------------------------------------------------------------------------------
Net Income Per Share                           $   .10     $   .13     $   .54     $   .12    $    .89
-------------------------------------------------------------------------------------------------------
1995

Net Sales                                      $37,180     $41,080     $32,994     $30,962    $142,216
-------------------------------------------------------------------------------------------------------
Gross profit                                    11,064      12,345      10,067       9,744      43,220
-------------------------------------------------------------------------------------------------------
Operating income                                 7,198       8,524       7,449       6,691      29,862
-------------------------------------------------------------------------------------------------------
Income from continuing operations                4,886       5,292       4,606       4,217      19,001
-------------------------------------------------------------------------------------------------------
Discontinued operations:
 Income from operations, net of tax              2,987       2,502       2,465       2,321      10,275
-------------------------------------------------------------------------------------------------------
Net Income                                     $ 7,873     $ 7,794     $ 7,071     $ 6,538    $ 29,276
-------------------------------------------------------------------------------------------------------
Net Income Per Share
 Continuing operations                         $   .10     $   .10     $   .09     $   .08    $    .37
 Discontinued operations:
   Income from operations                          .06         .05         .05         .04         .20
-------------------------------------------------------------------------------------------------------
Net Income Per Share                           $   .16     $   .15      $  .14     $   .12    $    .57
-------------------------------------------------------------------------------------------------------


                                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF UNR INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of UNR INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in acordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UNR Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                       ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 6, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS


YEAR 1996 VERSUS YEAR 1995

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1996 were $154.4 million versus $142.2 million in 1995 or an increase of 8.5%. The sales increase is due primarily to the growth of wireless telecommunications, especially the growth of the infrastructure for personal communications systems (PCS). Although the 1996 growth rate of 8.5% is smaller than the 1995 gowth rate of 32.9%, 1995 sales included $15.0 million of sales (recorded in the first half of 1995) from a one-time stand alone communications network. The 1996 sales were the highest in the Company's history on a continuing operations basis, and 1996 is the fourth consecutive year of record sales.

GROSS PROFIT. In 1996, gross profit increased to 30.8% from the 30.4% level achieved during 1995. The increase is due to a greater mix of tower products compared to 1995.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses (SG&A) in 1996 were 9.8% of sales compared with 9.4% of sales during 1995. The percentages between the year are actually comparable, since 1995 included a $600,000 gain on the sale of real esate that reduced the 1995 percentage by over .4%.

INTEREST EXPENSE. Interest expense increased during 1996 resulting from long-term borrowings for the new Frankfort, Indiana facility and for the management information system being installed.

INTEREST INCOME. Interest income decreased due to generally lower levels of cash available during 1996 compared to 1995 as a result of dividends paid to shareholders.

INCOME TAXES. See footnote 2(e) for a complete discussion of UNR's taxes.

INTERNATIONAL. International sales, which approximated 5% of the Company's sales, declined slightly from 1995.

YEAR 1995 VERSUS YEAR 1994

NET SALES FROM CONTINUING OPERATIONS. Net sales from continuing operations in 1995 were $142.2 million versus $107.0 million in 1994 or an increase of 32.9%. The sales increase was due primarily to the rapid growth of wireless telecommunications services. In addition, 1995 represented the first full year of production in the expanded Bessemer, Alabama, shelter facility.

GROSS PROFIT. In 1995, gross profit as a percentage of sales was 30.4%, just below the prior year's 31.7%. This decrease was due to competitive pressures in the tower market and the fact that shelters, which carry a lower gross margin percentage, now represented a greater portion of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1995 were 9.4% of sales versus 14.4% in 1994. This reduction reflected cost containment measures taken throughout the Company, a $600,000 gain on the sale of real estate included in 1995, and the operating leverage created as a result of a 32.9% increase in sales and many fixed expenses increasing by inflation.

INTEREST EXPENSE. Interest expense decreased due to lower average levels of borrowings versus the prior year.

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS


INTEREST INCOME. Interest income increased over the prior year due to generally greater levels of available cash offset somewhat by lower prevailing interest rates during 1995 versus 1994.

INCOME TAXES. See footnote 2(e) for a complete discussion of UNR's taxes.

INTERNATIONAL. International sales, which represented slightly more than 5% of the Company's sales, increased 14.9% from the prior year. Gains were made primarily in South America and the Far East, while last year's sales increase driver, Mexico, suffered this year due to economic problems.

LIQUIDITY AND CAPITAL RESOURCES. Cash flow during 1996 was a negative $850,000. The 1996 cash flows included certain significant items, including dividends paid of $136.4 million, and proceeds from the sales of discontinued operations of $157.7 million. The Company's financial condition continues to be strong at the end of 1996, with working capital of $30.2 million. The Company's working capital ratio, a measure of short-term liquidity, decreased from 2.1 to 1 in 1995 to 1.8 to 1 in 1996. Both measures are considered strong indicators of liquidity.

Capital expenditures were $11.7 million in 1996 versus $2.3 million in 1995. Capital expenditures in 1996 included the construction of a new plant in Frankfort, Indiana, which produces tower and shelter components, as well as a full line of wireless communications mounts. The 1996 capital expenditures also included the initial phases of a new galvanizing facility and expenditures on a new management information system, both of which are to be implemented during 1997. The Company's current operating plan calls for capital spending in 1997 to be approximately $12.5 million, which includes the construction of new facilities in Peoria, Illinois for new products, expansion of the Bessemer, Alabama shelter facility, and completion of the galvanizing and management information system projects.

The Company expects to meet its ongoing working capital and capital expenditure requirements from operating cash flows, borrowing through industrial development revenue bonds and under a $20.0 million short-term credit facility. In addition, the Company's strong unleveraged balance sheet allows it to access funds, if needed, from the capital markets.

INFLATION. The impact of inflation on UNR's operations is principally related to steel price volatility which may moderately affect earnings from time to time.

1997 COMPANY OUTLOOK

Company sales are expected to continue to grow from the demand created by the continuing buildout of the PCS infrastructure, and the continuing growth of the other wireless communications markets, including cellular. As international opportunities continue to present themselves, ROHN plans to be aggressive in pursuing those opportunities.

Through the capital expansion projects at all 3 manufacturing locations, ROHN believes that it is increasing its capacity to meet its customers' demands for wireless communications products.

Safe Harbor under the Private Securities Litigation Reform Act of 1995: The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly impact expected results. While it is impossible to itemize the many factors and specific events that could affect the outlook of any company, the company's outlook for 1997 is based predominantly on the assumptions related to the growth of the various wireless technologies discussed in this annual report.

    DIRECTORS AND OFFICERS


         DIRECTORS

    -    Thomas A. Gildehaus
         President and Chief Executive Officer

    -+   Charles M. Brennan III
         Chairman and Chief Executive Officer
         of MYR Group, Inc.

    -*   Darius W. Gaskins, Jr.
         Co-Founding Partner, Carlisle,
         Fagan, Gaskins & Wise, Inc.

    -*   Gene Locks
         Chairman of the Board of UNR
         Industries, Inc.
         Partner, Greitzer & Locks

    +    Ruth R. McMullin
         Private Investor

    +    Thomas F. Meagher
         Chairman, Howell Tractor &
         Equipment Company

    *    Robert B. Steinberg
         Partner, Rose Klein & Marias

    *    William J. Williams
         Retired Chairman, The Huntington
         National Bank

         Dwight Rohn
         Director Emeritus
         Founder, UNR-ROHN

    -    Member, Executive Committee
    *    Member, Compensation Committee
    +    Member, Audit Committee


         CORPORATE OFFICERS

         Thomas A. Gildehaus
         President and Chief Executive Officer

         Henry Grey
         Senior Vice President and
         Chief Financial Officer

         Victor E. Grimm
         Secretary and General Counsel

         CORPORATE DATA

         Transfer Agent and Registrar
         First Chicago Trust Company of
           New York
         One First National Plaza
         Chicago, Illinois 60670

         Independent Auditors
         Arthur Andersen LLP
         33 West Monroe Street
         Chicago, Illinois 60603

         General Offices
         6718 West Plank Road
         P.O. Box 2000
         Peoria, Illinois 61656
         (309) 697-4400

         DIVISIONAL MANAGEMENT

         Dwight Rohn
         Founder, UNR-ROHN

         Donald D. Rohn
         President, UNR-ROHN
         Peoria, Illinois

         Richard L. Rohn
         President, UNR-ROHN
         Bessemer, Alabama
         Frankfort, Indiana

         Rodney B. Harrison
         Chief Financial Officer, UNR-ROHN

         James R. Cote
         Vice President--Marketing & Sales
         UNR-ROHN


FORM 10-K
A copy of the Company's Form 10-K Annual Report to the Securities & Exchange Commission is available without charge upon written request to: Henry Grey, Senior Vice President and Chief Financial Officer, UNR Industries, Inc., 6718 West Plank Road, P.O. Box 2000, Peoria, IL 61656.

STOCK LISTING
The Company's common stock is listed on the NASDAQ National Market Systems and the Chicago Stock Exchange under the symbol UNRI.