Form 10-K405, Exhibit 13
period 1997-12-31
ROHN INDUSTRIES INC
filed 1998-03-31
CIK 315641

       MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of ROHN Industries, Inc. and subsidiaries ("ROHN" or "the Company") for the twelve months ended December 31, 1997. On December 17, 1997, the stockholders voted to change the name of the company from UNR Industries, Inc. ("UNR") to ROHN Industries, Inc. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements.

     In 1996, the Company completed the sale of four of its five operating divisions while maintaining ownership of ROHN. This has allowed the Company to focus on the strategic growth and development of ROHN, a leading manufacturer and installer of wireless infrastructure equipment for the communications industry. The following table summarizes the four divestitures:


                                                 (DOLLARS IN
                                                   MILLIONS)
----------------------------------------------------------
                                                     SALES
DATE        BUSINESS              PURCHASER          PRICE
----------------------------------------------------------
July 1996   Unarco Commercial     Richards Capital
             Products              Fund, L.P.        $41.0
Aug. 1996   UNR Leavitt Division  Chase Brass
                                   Industries, Inc.   95.0
Sept. 1996  UNR Home Products     Franke, Inc.        21.4
Dec. 1996   Real Time             Pinnacle
             Solutions, Inc.       Automation          4.0


     The sale of these divisions in 1996 resulted in a gain of $21.9 million, net of $14.6 million of taxes, which was recorded in the third quarter of 1996. The final sales price of these operations was subject to the normal closing adjustments. Total sales of these operations were $157 million and $242 million for the years ended December 31, 1996 and 1995, respectively.

RESULTS OF OPERATIONS

ROHN Industries, Inc., is a leading manufacturer and installer of wireless infrastructure equipment for the communications industry including cellular, PCS, radio and television broadcast markets. The Company's products include towers, enclosures/shelters, cabinets, poles and antenna mounts. The following table sets forth, for the fiscal periods indicated, the percentage of net sales represented by certain items reflected in the Company's consolidated statements of income.


------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,      1997      1996    1995
------------------------------------------------------------
Net sales                            100.0%    100.0%    100%
Cost of sales                         70.3      69.2    69.6
------------------------------------------------------------
Gross profit                          29.7      30.8    30.4
Selling, general and
 administrative expense               10.8       9.8     9.4
Restructuring                          2.2        --      --
------------------------------------------------------------
Total operating expenses              13.0       9.8     9.4
------------------------------------------------------------
Operating income                      16.7      21.0    21.0
Interest expense (income), net          .3       (.6)   (1.3)
Other income                          (2.6)       --      --
------------------------------------------------------------
Income before income taxes            19.0      21.6    22.3
Income tax provision                   7.0       8.5     8.9
------------------------------------------------------------
Income from continuing
 operations                           12.0%     13.1%   13.4%
------------------------------------------------------------
------------------------------------------------------------


1997 COMPARED TO 1996

Net sales for 1997 were $158.1 million in comparison to $154.4 million in 1996, an increase of 2.4%. The increase in sales was in the equipment enclosure/shelter product line as the Company benefited from a wider range of applications for these products within the communications industry. At the same time, the sales of towers decreased in 1997 due to a slow down in the buildout of PCS systems. Despite this slow down, the 1997 sales were the highest in the Company's history and 1997 is the fifth consecutive year of record sales.

     Gross profit for 1997 was $47.0 million versus $47.6 million in 1996, a decrease of 1.3%. As a percentage to sales, gross margin was 29.7% for 1997 in comparison to 30.8% for 1996. The 1.1 percentage point decrease was primarily due to a change in sales mix as equipment enclosures accounted for a higher percentage of sales in 1997 than the tower product line. Traditionally, the Company's tower product line has had higher gross margins than its other primary products -- equipment enclosures. The difference in gross margins between the product lines is due to the higher content in the equipment enclosures of relatively sophisticated environmental and electrical equipment which is purchased from third party suppliers. Another factor affecting product margins is continuing competitive price pressure in the tower market.

                                                       ROHN INDUSTRIES, INC. 1

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

     Selling, general and administrative ("SG&A") expenses were $17.1 million in 1997 versus $15.1 million in 1996. In comparison to the prior year, SG&A expenses increased by $2.0 million or by 13.2%. The increase in SG&A expenses was attributable to salaries for the new senior management team during the Company's transition from a holding company to a more narrowly focused operating company, the costs associated with the Company's new enterprise resource planning software system, and higher operating expenses at the Company's enclosure manufacturing facility to support the 30.8% increase in sales experienced during 1997.

     During the third quarter of 1997, the Company's Board of Directors approved a special charge of $3.4 million ($2.1 million after-tax or $0.04 per share) to cover the costs of a restructuring program. The restructuring charge was related to cost cutting measures including early retirement costs, other work force reductions, and expenses associated with the development and implementation of this program. During 1997, cash expenditures of $1.9 million were charged against the reserve. The Company expects to spend the remaining $1.5 million of the restructuring reserve in 1998.

     Interest income for 1997 was $0.8 million in comparison to $1.9 million in 1996. In 1996, excess cash generated by the sale of certain operating divisions of the Company was invested before it was subsequently returned to the stockholders in the form of extraordinary dividends.

     Other income for 1997 was $4.1 million ($2.6 million after-tax or $0.05 per share). This income was generated from the sale of an investment in a non-related business.

     The Company's 1997 effective tax rate was 37.1% versus 39.2% in 1996. This decrease in the effective tax rate was primarily due to adjustments recorded by the Company when it finalized its 1996 tax return in late 1997. In addition, the Company implemented a foreign sales corporation in 1997.

     Earnings per share (basic and diluted) from continuing operations in 1997 was $0.36 versus $0.39 in 1996. The 1997 results included the $0.05 per share favorable impact of the sale of an investment in a non-related business and the $0.04 per share unfavorable impact of the restructuring charge. In addition, the decrease in earnings per share was attributable to the decrease in gross profit margin, the increase in SG&A expenses, and the reduction in interest income.

1996 COMPARED TO 1995

Net sales from continuing operations in 1996 were $154.4 million versus $142.2 million in 1995 or an increase of 8.5%. The sales increase was due primarily to the growth of wireless telecommunications, especially the growth of the infrastructure for personal communications systems ("PCS"). Although the 1996 growth rate of 8.5% was smaller than the 1995 growth rate of 32.9%, 1995 sales included $15.0 million of sales (recorded in the first half of 1995) from a one-time stand alone communications network.

     In 1996, gross profit increased to 30.8% from the 30.4% level achieved during 1995. The increase was due to a greater mix of tower products compared to 1995.

     SG&A expenses in 1996 were 9.8% of sales compared with 9.4% of sales during 1995. The percentages are actually comparable, since 1995 included a $600,000 gain on the sale of real estate that reduced the 1995 percentage by over .4%.

     Interest expense increased during 1996 resulting from long-term borrowings for the new Frankfort, Indiana, facility and for the management information system being installed.

     Interest income decreased due to generally lower levels of cash available during 1996 compared to 1995 as a result of dividends paid to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth selected information concerning the Company's financial condition:


-------------------------------------------------
                      DECEMBER 31,   DECEMBER 31,
(DOLLARS IN THOUSANDS)     1997           1996
-------------------------------------------------
Cash                    $ 5,994        $ 5,030
Working capital          39,260         30,218
Total debt               12,219         15,022
Current ratio            2.00:1         1.78:1


     The Company's working capital was $39.3 million at December 31, 1997 compared to $30.2 million at December 31, 1996, an increase of $9.1 million.

2 ROHN INDUSTRIES, INC.

This increase in working capital primarily reflected a $3.0 million increase in inventories and a $5.7 million increase in accounts receivable. The increases in both inventory and accounts receivable are primarily attributable to increased levels of sales activity experienced in December and anticipated in January and February, and a slight lessening of working capital management which has occurred as a result of the current implementation of a new business software system.

     At December 31, 1997, the Company had aggregate indebtedness of $12.2 million. The Company's outstanding indebtedness was related to mortgage notes payable and capital leases.

     The Company expects that it will meet its ongoing working capital and capital expenditure requirements from operating cash flows. In addition, the Company's strong balance sheet allows it substantial financial flexibility.

INFLATION

Inflation has not had a material effect on the Company's business or results of operation.

SEASONALITY

The operations of the Company are generally not subject to seasonal fluctuations. However, in the past, the Company has seen disruptions in its customers' ability to accept shipments due to unusual and prolonged weather-related construction delays.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for fiscal years commencing after December 15, 1997. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

RECENT DEVELOPMENTS

In November 1997, the Company signed a six-year collective bargaining agreement with the United Automobile, Aerospace and Agriculture Implement Workers of America ("UAW"). The UAW has been the bargaining agent for the hourly production-related workers at its Peoria, Illinois, facility. The Company expects that the terms of the agreement will provide enhanced stability to its tower product line manufacturing capabilities and, at the same time, the financial terms of the agreement will not have a material adverse impact on the Company.

YEAR 2000 COMPLIANCE

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company believes that its internal systems are year 2000 compliant. However, the Company is uncertain as to the extent its customers and vendors may be affected by year 2000 issues that require commitment of significant resources and may cause disruptions in the customers' and vendors' businesses.

FORWARD-LOOKING INFORMATION

From time to time, in written reports and oral statements, the Company discusses the expectations regarding future performance. These "forward-looking statements" are based on currently available competitive, financial and economic data and operating plans. These statements are inherently uncertain. Investors should recognize that actual results could differ materially from those expressed or implied in forward-looking statements.

                                                       ROHN INDUSTRIES, INC. 3

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                   1997           1996           1995
-----------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                              $158,132       $154,434       $142,216
Cost of products sold                   111,124        106,847         98,996
-----------------------------------------------------------------------------
Gross profit                             47,008         47,587         43,220
Operating expenses:
  Selling expense                         6,607          5,986          5,232
  General and administrative             10,522          9,103          8,126
  Restructuring                           3,420             --             --
-----------------------------------------------------------------------------
Operating income                         26,459         32,498         29,862
Interest income                             822          1,864          2,445
Interest expense                         (1,299)          (980)          (606)
Other income                              4,088             --             --
-----------------------------------------------------------------------------
Income from continuing operations
  before income taxes                    30,070         33,382         31,701
Income tax provision                     11,151         13,100         12,700
-----------------------------------------------------------------------------
Income from continuing operations        18,919         20,282         19,001
Discontinued operations:
  Income from operations, net of
    ($2,400) and $7,000 taxes in
    1996 and 1995, respectively              --          3,859         10,275
  Gain on sales, net of $14,600 taxes
    in 1996                                  --         21,900             --
-----------------------------------------------------------------------------
Net income                             $ 18,919       $ 46,041       $ 29,276
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Earnings per share -- basic and
  diluted
  Continuing operations                $   0.36       $   0.39       $   0.37
  Discontinued operations --
    Income from operations                   --           0.08           0.20
    Gain on sales                            --           0.42             --
-----------------------------------------------------------------------------
Earnings per share -- basic and
  diluted                              $   0.36       $   0.89       $   0.57
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Weighted average shares outstanding
  -- basic                               52,475         52,383         51,813
Weighted average shares outstanding
  -- diluted                             52,558         52,566         52,056


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

4 ROHN INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS


-----------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                             1997         1996         1995
-----------------------------------------------------------------------------------
(IN THOUSANDS)
Cash Flows from Operating Activities:
  Net income                                      $18,919    $  46,041    $  29,276
Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities --
    Depreciation and amortization                   2,634        1,672        1,433
    Provision for deferred employee compensation       --          261          183
    Deferred income tax                              (450)       1,270       12,700
    Gain on sale of investment in nonrelated
      business                                     (4,088)          --           --
    Discontinued operations (gain) loss                --      (21,900)          --
    Operating requirements --
      Accounts receivable (increase) decrease      (5,700)     (10,584)       2,311
      Inventories (increase)                       (3,027)      (3,168)      (6,339)
      Prepaid expenses decrease (increase)            424         (105)         162
      Accounts payable and accrued
        expenses increase (decrease)               11,081       (3,990)      (3,322)
    Discontinued operations                        (8,523)     (26,329)      11,286
-----------------------------------------------------------------------------------
      Net cash (used in) provided by
        operating activities                      $11,270    $ (16,832)   $  47,690
-----------------------------------------------------------------------------------
Cash Flow from Investing Activities:
    Purchase of plant and equipment,
      net of retirements                          $(8,307)   $ (11,658)   $  (2,303)
    Decrease (increase)in other assets                104       (2,093)        (118)
    Proceeds from the sale of discontinued
      operations                                       --      157,669       13,820
    Proceeds from the sale of an investment
      in non-related business                       4,088           --           --
-----------------------------------------------------------------------------------
      Net cash (used in) provided by
        investing activities                      $(4,115)   $ 143,918    $  11,399
-----------------------------------------------------------------------------------
Cash Flows from Financing Activities:
    Proceeds from long-term debt                  $    --    $   8,418    $      --
    Payment of long-term debt                        (803)        (257)        (195)
    Proceeds from short-term borrowings             5,150        6,000        6,000
    Payment of short-term borrowings               (7,150)     (10,000)          --
    Dividends paid                                 (5,245)    (136,368)    (132,274)
    Repayment of officers' loans                    2,300        3,225        3,575
    Common stock issued                             1,858        1,048          692
    Treasury stock purchases                       (2,301)          --           --
-----------------------------------------------------------------------------------
      Net cash (used in) financing
        activities                                $(6,191)   $(127,934)   $(122,202)
-----------------------------------------------------------------------------------
      Net increase (decrease) in cash
        and cash equivalents                      $   964    $    (848)   $ (63,113)
Cash and cash equivalents at beginning of period    5,030        5,878       68,991
-----------------------------------------------------------------------------------
Cash and cash equivalents at end of period        $ 5,994    $   5,030    $   5,878
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest                                      $ 1,299    $     980    $     606
    Income taxes                                  $ 5,143    $  21,072    $   1,792
Supplemental schedule of noncash investing
   activities:
  Equipment acquired through capital leases       $    --    $   2,348    $      --


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       ROHN INDUSTRIES, INC. 5

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------
DECEMBER 31,                                1997           1996
---------------------------------------------------------------
(IN THOUSANDS)
Assets
Current Assets:
  Cash and cash equivalents             $  5,994       $  5,030
  Accounts, notes and other
    receivables, less allowance for
    doubtful accounts of $1,451 in
    1997 and $1,136 in 1996               33,748         28,048
  Inventories                             33,744         30,717
  Deferred income taxes                    4,450          4,000
  Prepaid expenses                           669          1,093
---------------------------------------------------------------
Total Current Assets                      78,605         68,888
Plant and Equipment:
  Land                                     1,804          1,008
  Buildings                               20,623         18,590
  Machinery and equipment                 24,169         21,493
---------------------------------------------------------------
                                          46,596         41,091
  Less -- Accumulated depreciation       (19,101)       (19,269)
---------------------------------------------------------------
Total Plant and Equipment                 27,495         21,822
Other Assets                               2,558          2,662
---------------------------------------------------------------
Total Assets                            $108,658       $ 93,372
---------------------------------------------------------------
---------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

6 ROHN INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------
DECEMBER 31,                                1997           1996
---------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Liabilities and Stockholders' Equity
Current Liabilities:
  Short-term borrowings                  $     --       $ 2,000
  Current portion of long-term
    liabilities                               948           831
  Accounts payable                         12,029         8,735
  Accrued expenses --
    Payroll related                         4,721         2,974
    Insurance related                       4,427         4,104
    Deferred revenue                        6,327         4,725
    Income taxes                            5,709            10
    Other                                   4,342         5,926
    Net liabilities of discontinued
      operations                              842         9,365
---------------------------------------------------------------
Total Current Liabilities                  39,345        38,670
Long-term Liabilities -- Notes and
  Capital Leases                           11,271        12,191
Stockholders' Equity:
  Common stock, $0.01 par value,
    authorized -- 60,000 shares,
    issued -- 52,571 shares in
    1997 and 52,838 shares in 1996            532           528
  Capital surplus                          11,602         9,837
  Retained earnings                        50,460        36,786
  Less -- treasury shares of 635 in
          1997 and 326 in 1996, at cost    (3,896)       (1,595)
       -- Notes receivable from officers       --        (2,300)
       -- Unearned portion of restricted
          stock                              (656)         (745)
---------------------------------------------------------------
Total Stockholders' Equity                 58,042        42,511
---------------------------------------------------------------
Total Liabilities and Stockholders'
  Equity                                 $108,658       $93,372
---------------------------------------------------------------
---------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                       ROHN INDUSTRIES, INC. 7

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY


-------------------------------------------------------------------------------------------------------------------
                                       COMMON STOCK
                                      ---------------                        TREASURY STOCK                  N/R
                                      SHARES            CAPITAL   RETAINED  ----------------   RESTRICTED    FROM
YEARS ENDED DECEMBER 31,              ISSUED   AMOUNT   SURPLUS   EARNINGS  SHARES    AMOUNT      STOCK    OFFICERS
-------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December 31, 1994            51,577    $516   $130,497   $102,023   (631)   $(2,751)   $  (589)   $(9,100)
    Net income                            --      --         --     29,276     --         --         --         --
    Issuance of restricted stock          19      --         --         --     --         --         --         --
    Restricted stock canceled             --      --        (72)        --     --         --         24         --
    Amortization of restricted shares     --      --         --         --     --         --        183         --
    Repayment of officers' loans          --      --         --         --     --         --         --      3,575
    Cash dividends -- $2.55 per share     --      --    (67,257)   (65,017)    --         --         --         --
    Stock options exercised               --      --         --         --     --         --         --         --
    Stock options tax benefit             --      --         --         --     --         --         --         --
    Warrants exercised                   868       9      2,820      1,377    305      1,156         --         --
    Warrants canceled                     --      --        726        184     --         --         --         --
    Director's stock plan                 31      --        184         --     --         --         --         --
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995            52,495    $525   $ 66,898   $ 67,843   (326)   $(1,595)   $  (382)   $(5,525)
    Net Income                            --      --         --     46,041     --         --         --         --
    Issuance of restricted stock          90       1        876         --     --         --       (877)        --
    Restricted stock canceled            (13)     --       (114)        --     --         --        114         --
    Amortization of restricted shares     --      --         --         --     --         --        400         --
    Repayment of officers' loans          --      --         --         --     --         --         --      3,225
    Cash dividends -- $2.60 per share     --      --    (59,270)   (77,098)    --         --         --         --
    Stock options exercised              245       2        804         --     --         --         --         --
    Stock options tax benefit             --      --        458         --     --         --         --         --
    Director's stock plan                 21      --        185         --     --         --         --         --
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996            52,838    $528   $  9,837   $ 36,786   (326)   $(1,595)   $  (745)   $(2,300)
    Net income                            --      --         --     18,919     --         --        --          --
    Issuance of restricted stock         150       2      1,123         --     --         --     (1,125)        --
    Restricted stock canceled            (10)     --        (61)        --     --         --         61         --
    Amortization of restricted shares     --      --         --         --     --         --      1,153         --
    Repayment of officers' loans          --      --         --         --   (309)    (2,301)        --      2,300
    Cash dividends -- $0.10 per share     --      --         --     (5,245)    --         --         --         --
    Stock options exercised              200       2        165         --     --         --         --         --
    Stock options tax benefit             --      --        398         --     --         --         --         --
    Director's stock plan                 28      --        140         --     --         --         --         --
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            53,206    $532   $ 11,602   $ 50,460   (635)   $(3,896)   $  (656)   $    --
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

8 ROHN INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1:  NATURE OF OPERATIONS

ROHN Industries, Inc. and subsidiaries ("ROHN" or the "Company") manufactures towers, poles, mounts and related accessories used principally to support telecommunications antennae for wireless communications, such as cellular telephone, personal communications systems ("PCS"), private microwave, commercial and amateur broadcasting, and home television. The Company also produces equipment enclosures/shelters and cabinets of concrete and fiberglass to house electronic telecommunications equipment. The Company has manufacturing facilities in Peoria, Illinois (towers and poles), Bessemer, Alabama (equipment enclosures), and Frankfort, Indiana (tower components and mounts). The Company's products are sold direct to customers throughout the United States and through distributors to international markets.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by ROHN are described below. The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION   The financial statements include the
consolidated accounts of ROHN and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS   The Company considers all highly liquid short-term
investments purchased with a maturity of three months or less and all treasury bills to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

INVENTORIES   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory costs include material, labor and factory overhead. Obsolete or unsalable inventories are reflected at their estimated realizable values.

     Total inventories in 1997 and 1996 included the following classifications:


-------------------------------------------
(IN THOUSANDS)               1997      1996
-------------------------------------------
Finished goods            $12,181   $13,065
Work-in-progress            7,060     5,678
Raw materials              14,503    11,974
-------------------------------------------
Total inventories         $33,744   $30,717
-------------------------------------------
-------------------------------------------


PLANT AND EQUIPMENT   Land, buildings and equipment are carried at cost.
Expenditures for maintenance and repairs are charged directly against income and major renewals/betterments are capitalized. When properties are retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the profit or loss resulting from the disposal is reflected in income.

     The Company provides for depreciation of plant and equipment over the estimated useful lives of the assets (buildings -- 20 to 40 years; machinery and equipment -- 3 to 15 years). Depreciation is generally provided on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

INCOME TAXES   Under Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes" (SFAS 109), the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

     Total income tax expense for the years ended December 31, 1997, 1996, and 1995, was allocated as follows:


---------------------------------------------------------------
(IN THOUSANDS)                         1997      1996      1995
---------------------------------------------------------------
Income from continuing
  operations                        $11,151   $13,100   $12,700
Discontinued operations                  --    12,200     7,000
Stockholders' equity, for
  compensation expense
  for tax purposes in excess
  of amounts recognized
  for financial reporting
  purposes                             (398)     (458)     (155)
---------------------------------------------------------------
                                    $10,753   $24,842   $19,545
---------------------------------------------------------------
---------------------------------------------------------------


                                                       ROHN INDUSTRIES, INC. 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

     Income tax expense attributable to income from continuing operations consists of current provisions of $11.7 million, $17.0 million, and $1.6 million and deferred provisions of $(0.5) million, $(3.9) million, and $11.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

     Income tax expense attributable to income from continuing operations was $11.2 million, $13.1 million, and $12.7 million for the years ended December 31, 1997, 1996, and 1995, respectively, and differed from the U.S. federal statutory income tax rate as follows:


------------------------------------------------------------------
(IN THOUSANDS)        1997            1996             1995
------------------------------------------------------------------
                    AMOUNT    %     AMOUNT      %    AMOUNT     %
                    ------    -     ------      -    ------     -
Computed
  statutory
  provision        $10,500   35%    $11,700    35%   $11,100   35%
State taxes, net
  of federal
  effect             1,200    4       1,400     4      1,600    5
Other, net            (549)  (2)         --    --         --   --
Total provision    $11,151   37%    $13,100    39%   $12,700   40%
------------------------------------------------------------------


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:


-----------------------------------------------
(IN THOUSANDS)                   1997      1996
-----------------------------------------------
Depreciation                   $ (642)   $ (341)
Accrued insurance reserves      1,752     1,642
Other, net                      3,340     2,699
-----------------------------------------------
Net deferred tax assets        $4,450    $4,000
-----------------------------------------------
-----------------------------------------------


     The Company's remaining NOL carry forwards, general business credit carry forwards, and AMT credit carry forwards were fully utilized during 1996.

NET INCOME PER SHARE Basic earnings per share were computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share were calculated by including the effect of all dilutive securities. For the years ended December 31,1997, 1996 and 1995, the effect of potentially dilutive stock options was 83,000, 183,000 and 243,000, respectively. The Company had additional outstanding stock options of 100,000 as of December 31, 1997, which were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

     In 1997, the Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. The effect of this accounting change had no impact on the Company's previously reported earnings per share amounts.

PENSION AND PROFIT SHARING PLANS   The Company and its subsidiaries have
defined benefit and/or defined contribution retirement plans covering substantially all of their employees. Included in these plans are certain union sponsored plans to which the Company makes annual contributions equal to the amounts accrued. The total pension expense for union sponsored plans for 1997, 1996, and 1995, was $740,000, $720,000, and $660,000, respectively.
The Company has one trustee-administered profit sharing plan covering all eligible employees. Discretionary contributions of $240,000, $218,000, and $96,000, were charged to expense in 1997, 1996, and 1995, respectively. Total pension expense for Company-sponsored plans for 1997, 1996, and 1995 was $300,000, $130,000, and $184,000, respectively.

     Pension expense includes the following components:


------------------------------------------------------
(IN THOUSANDS)                1997      1996      1995
------------------------------------------------------
Service cost -- benefits
  earned during the period   $ 322     $ 237     $ 220
Interest on projected
  benefit obligations          522       415       365
Actual return on plan assets  (560)     (538)     (417)
Net amortization
  and deferral                  16        16        16
------------------------------------------------------
  Net pension expense        $ 300     $ 130     $ 184
------------------------------------------------------
------------------------------------------------------


     The status of the plans at the respective year ends was as follows:


---------------------------------------------------
(IN THOUSANDS)             1997      1996      1995
---------------------------------------------------
Fair market value of
  plan assets            $8,473    $6,888    $6,043
---------------------------------------------------
---------------------------------------------------


10 ROHN INDUSTRIES, INC.

     Actuarial present value of benefits for services rendered to date:


----------------------------------------------------------
(IN THOUSANDS)                    1997      1996      1995
----------------------------------------------------------
Accumulated benefit
  obligation based
  on salaries to date,
  including vested
  benefits of $6,871,
  $4,866, and $3,928 in
  1997, 1996, and 1995,
  respectively                  $6,899    $4,894    $3,952
Additional benefits based
  on estimated future
  salary levels                  1,079     1,633     1,237
----------------------------------------------------------
Projected benefit
  obligations                   $7,978    $6,527    $5,189
----------------------------------------------------------
----------------------------------------------------------
Excess of plan assets
  over projected benefit
  obligations                   $  495    $  361    $  854
Unrecognized net
  transitional asset                31        40        56
Unrecognized market
  (gain) loss                     (323)      350      (391)
Unrecognized prior
  service costs                     57        67        84
----------------------------------------------------------
Prepaid pension asset           $  260    $  818    $  603
----------------------------------------------------------
----------------------------------------------------------


     The expected long-term rate of return on plan assets was 8.0% for 1997, 1996, and 1995. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of accumulated benefit obligations were 8.0% and 4.0%, respectively, in 1997, 1996, and 1995.

NOTE 3:  DISCONTINUED OPERATIONS

In 1996, the Company completed the sale of four of its five operating divisions while maintaining ownership of ROHN. This has allowed the Company to focus on the strategic growth and development of ROHN, a leading manufacturer and installer of wireless infrastructure equipment for the communications industry. The following table summarizes the four divestitures:


                                                       (DOLLARS IN
                                                        MILLIONS)
DATE OF SALE   BUSINESS            PURCHASER           SALES PRICE
------------------------------------------------------------------
July 1996      Unarco Commercial   Richards Capital
               Products            Fund, L.P.          $41.0

Aug. 1996      UNR Leavitt         Chase Brass
                                   Industries, Inc.     95.0

Sept. 1996     UNR Home            Franke, Inc.
               Products                                 21.4

Dec. 1996      Real Time           Pinnacle
               Solutions, Inc.     Automation            4.0


     The sale of these divisions in 1996 resulted in a gain of $21.9 million, net of $14.6 million of taxes, which was recorded in the third quarter of 1996. The final sales prices of these operations were subject to the normal closing adjustment. Total sales of these operations were $157 million and $242 million for the years ended December 31, 1996 and 1995, respectively.

NOTE 4:  LITIGATION

The Company is involved in various pending legal proceedings and claims arising in the normal course of its business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company is of the opinion, after consultation with counsel, that such proceedings and claims, individually or in the aggregate, are not material to its business or financial condition.

NOTE 5:  LEASES

The Company leases certain of its facilities and equipment under operating leases or capital leases, as defined by SFAS No. 13. The Company's property under capital leases, which is included in plant and equipment,

                                                      ROHN INDUSTRIES, INC. 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

consists of $4,301,000 at December 31, 1997, and $4,919,000 at December 31, 1996 (see Note 6).

     Future minimum payments for operating leases at December 31, 1997 are $195,000 in 1998, $194,000 in 1999, $128,000 in 2000, $129,000 in 2001 and
$23,000 in 2002. Rental expense under operating leases was approximately $469,000 in 1997, $1,220,000 in 1996, and $1,248,000 in 1995.

NOTE 6:  LONG-TERM BORROWINGS

Total borrowings of the Company at December 31, 1997 and 1996, consisted of the following:


-------------------------------------------------------
(IN THOUSANDS)                         1997        1996
-------------------------------------------------------
Mortgage notes payable at
  7.5% to 8.0%                      $ 7,918     $ 8,103
Capital leases                        4,301       4,919
Short-term borrowings                    --       2,000
-------------------------------------------------------
  Total                             $12,219     $15,022
-------------------------------------------------------
-------------------------------------------------------
Classified in the balance
  sheet as follows:
Short-term borrowings               $    --     $ 2,000
Current portion of
  long-term liabilities                 948         831
Notes and capital leases             11,271      12,191
-------------------------------------------------------
  Total                             $12,219     $15,022
-------------------------------------------------------
-------------------------------------------------------


     Aggregate annual payments required on secured debt, including capitalized leases, are $948,000 in 1998, $995,000 in 1999, $1,067,000 in
2000, $821,000 in 2001, and $8,388,000 thereafter.

NOTE 7:  STOCK OPTION PLANS

The Company had two stock option plans at December 31, 1997 -- the Key Executives' Stock Option Plan and the 1994 Stock Option Plan.

     The Key Executives' Stock Option Plan was approved by the shareholders of the Company on July 12, 1990. This Plan provides for granting of non-qualified and incentive stock options, and reserves for the issuance of up to 2,500,000 authorized but unissued shares of common stock. Options granted under this Plan were exercisable at a price equal to the fair market value at the date of grant and expired in ten years. At December 31, 1997, 943,000 common shares were available for granting under this plan. At December 31, 1997, 210,000 options were outstanding under this plan.

     The 1994 Stock Option Plan was approved by the shareholders of the Company on November 1, 1994. This Plan provides for granting of non-qualified options and reserves for the issuance of up to 500,000 shares. Outstanding options granted under this Plan are exercisable at a price equal to the fair market value at the date of grant, reduced by the amount of any "Extraordinary Dividend" made after the date of grant, and expire in five years. Each option is exercisable upon the attainment of certain stock price thresholds, adjusted for extraordinary dividends, or fifty-four months, whichever comes earlier. At December 31, 1997, 55,000 common shares were available for granting under this Plan. There were no outstanding options under this plan at December 31, 1997.

     Information related to these plans is summarized below:


--------------------------------------------------------------------------
                                                                 AVERAGE
                                              SHARES          OPTION PRICE
(IN THOUSANDS, EXCEPT PER SHARE DATA)   SUBJECT TO OPTIONS      PER SHARE
--------------------------------------------------------------------------
Outstanding
  December 31, 1994                              405              $5.525
    Granted                                       40               6.780
    Exercised                                     --                  --
    Canceled                                      --                  --
--------------------------------------------------------------------------
Outstanding
  December 31, 1995,
  adjusted for extraordinary
  dividends                                      445              $3.288
    Granted                                       --                  --
    Exercised                                   (245)              3.084
    Canceled                                      --                  --
--------------------------------------------------------------------------
Outstanding
  December 31, 1996,
  adjusted for extraordinary
  dividends                                      200              $0.838
    Granted                                      210               6.199
    Exercised                                   (200)              0.838
    Canceled                                      --                  --
--------------------------------------------------------------------------
Outstanding
    December 31, 1997                            210              $6.199
--------------------------------------------------------------------------
--------------------------------------------------------------------------


NOTE 8:   STOCK-BASED COMPENSATION PLANS

The Company has two stock option plans, the Key Executives Stock Option Plan ("Executive Plan"), and the 1994 Stock Option Plan ("Option Plan"). The Company accounts for both plans under APB Opinion No. 25, under which no compensation cost has been

12 ROHN INDUSTRIES, INC.

recognized. Had compensation cost for stock options awarded under the plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


---------------------------------------------------------
                                       TWELVE MONTHS ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)   DECEMBER 31, 1997
---------------------------------------------------------
Net income:
  As reported                                $18,919
  Pro forma                                   18,854
Basic EPS:
  As reported                                    .36
  Pro forma                                      .36
Diluted EPS:
  As reported                                    .36
  Pro forma                                      .36



---------------------------------------------------------
                                       TWELVE MONTHS ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)   DECEMBER 31, 1996
---------------------------------------------------------
Net income:
  As reported                                $46,041
  Pro forma                                   46,033
Basic EPS:
  As reported                                    .89
  Pro forma                                      .88
Diluted EPS:
  As reported                                    .89
  Pro forma                                      .88



---------------------------------------------------------
                                       TWELVE MONTHS ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)   DECEMBER 31, 1995
---------------------------------------------------------
Net income:
  As reported                                $29,276
  Pro forma                                   29,269
Basic EPS:
  As reported                                    .57
  Pro forma                                      .56
Diluted EPS:
  As reported                                    .57
  Pro forma                                      .56


     As of December 31, 1997, the Company may grant options in respect of 3 million shares in aggregate under the plans. At December 31, 1997, the Company has options outstanding and not yet exercised of 210,000 shares under the Executive Plan. The Option Plan allows the participants to vest 33.33% per year beginning with the first year and expire after five years.

     A summary of the status of the Company's option plans for the years December 31, 1995 through December 31, 1997 and changes during the years then ended is presented in the table and narrative below:


------------------------------------------------------------
                                      TWELVE MONTHS ENDED
                                       DECEMBER 31, 1997
------------------------------------------------------------
                                  WEIGHTED AVERAGE    SHARES
                                   EXERCISE PRICE     (000)
------------------------------------------------------------
Outstanding at beginning
  of period                            $ .838          200
Granted                                 6.199          210
Exercised                                .838         (200)
Forfeited                                 0.0            0
Expired                                   0.0            0
Canceled                                  0.0            0
------------------------------------------------------------
Outstanding at end of period           $6.199          210

Exercisable at end of year                  0            0
Weighted average fair value of
  options granted                      $2.322



------------------------------------------------------------
                                      TWELVE MONTHS ENDED
                                       DECEMBER 31, 1996
------------------------------------------------------------
                                  WEIGHTED AVERAGE    SHARES
                                   EXERCISE PRICE     (000)
------------------------------------------------------------
Outstanding at beginning
  of period                            $3.288(1)       445
Granted                                   0.0            0
Exercised                               3.084         (245)
Forfeited                                 0.0            0
Expired                                   0.0            0
Canceled                                  0.0            0
------------------------------------------------------------
Outstanding at end of period           $ .838(2)       200

Exercisable at end of year             $3.209(2)       200
Weighted average fair value of
  options granted                      $ 0.00


  (1)Adjusted for 1995 extraordinary dividends of $2.35.
  (2)Adjusted for 1996 extraordinary dividends of $2.40.


------------------------------------------------------------
                                      TWELVE MONTHS ENDED
                                       DECEMBER 31, 1995
------------------------------------------------------------
                                  WEIGHTED AVERAGE    SHARES
                                   EXERCISE PRICE     (000)
------------------------------------------------------------
Outstanding at beginning
  of period                            $5.525          405
Granted                                  6.78           40
Exercised                                 0.0            0
Forfeited                                 0.0            0
Expired                                   0.0            0
Canceled                                  0.0            0
------------------------------------------------------------
Outstanding at end of period           $5.638          445

Exercisable at end of year             $5.525          135
Weighted average fair value of
  options granted                      $1.063


                                                      ROHN INDUSTRIES, INC. 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

     The 210,000 options outstanding at December 31, 1997 have an exercise price between $4.38 and $7.75 with a weighted average exercise price of $6.199 and a weighted average remaining contractual life of 4.5 years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the option grants in 1995 and 1997, respectively: risk-free interest rates of 7.88 percent and 6.45 percent; expected dividend yield of 3.15 percent and 1.72 percent; expected life of
5.0 years; and expected volatility of 35.33 percent and 37.18 percent.

NOTE 9:  RESTRICTED STOCK PLAN

The Restricted Stock Plan was approved by the shareholders of the Company on July 30, 1992. The Plan provides for the granting of restricted stock to certain key employees and reserves for issuance of 1,000,000 shares of common stock.

     The Company had 242,048 and 170,869 shares of restricted stock outstanding at December 31, 1997 and 1996, respectively. Of the current shares outstanding, 100,000 were awarded to the Company's President and CEO in connection with his employment agreement and 142,048 share were issued to certain key employees of the Company. These shares have the same dividend and voting rights as other common stock. Restricted stock is considered to be currently issued and outstanding. The cost of the restricted stock, determined as the fair market value of the shares of the date of grant, is expensed ratably over a three- to five-year vesting period. Such expense amounted to $1,153,000 in 1997, $400,000 in 1996, and $183,000 in 1995.

NOTE 10: STOCKHOLDERS' EQUITY

On September 24, 1990, the Company announced that its Board of Directors had authorized the acquisition, through both negotiated transactions involving large blocks and open-market purchases, of up to 1.5 million shares of its common stock to be held as treasury shares and be available to meet requirements of its Key Executives' Stock Option Plan. As of December 31, 1997 and 1996, 1,133,565 shares have been purchased, respectively.

     On December 29, 1997, the Company paid a regular dividend of $0.10 per share to stockholders of record as of the close of business on December 15, 1997.

     On December 23, 1996, the Company paid a regular dividend of $0.25 per share and an extraordinary dividend of $0.35 per share to stockholders of record as of the close of business on December 16, 1996.

     On September 27, 1996, the Company paid an extraordinary dividend of $2.00 per share to stockholders of record as of the close of business on September 17, 1996.

     On December 28, 1995, the Company paid an extraordinary dividend of $1.00 per share to stockholders of record as of the close of business on December 18, 1995.

     On April 17, 1995, the Company paid a regular dividend of $0.25 per share and an extraordinary dividend of $1.30 per share to stockholders of record as of the close of business on April 3, 1995.

NOTE 11: RESTRUCTURING

During the third quarter of 1997, the Company recorded a restructuring charge of $3.4 million related to cost-cutting measures including early retirement costs, work force reductions, and expenses associated with the development and implementation of this program. During 1997, cash expenditures of $1.9 million were charged against the reserve. The Company expects to spend the remaining $1.5 million of the restructuring reserve in 1998.

     The provision for the reduction in work force includes severance and other benefits for approximately 25 employees, the majority of whom were based in Peoria, Illinois, and Frankfort, Indiana.

NOTE 12:   RELATED PARTY TRANSACTIONS

The Company held three notes receivable for a total of $2,300,000 from executive officers of the Company which were paid in full by the executive officers during 1997 by transferring 309,000 shares of common stock to the Company. These notes were related to the 1994 Executive Stock Purchase Plan approved by shareholders of the Company on November 1, 1994. Under the Plan, executive officers purchased 1,650,000 shares of common stock from the Company, at the then fair market value. Shares

14 ROHN INDUSTRIES, INC.

were paid for in cash in the amount of the par value of the stock and the balance in promissory notes due in three years. The notes were interest free (although interest was imputed for tax purposes), except in the event a participant resigned from the Company, was terminated for cause or, if the stock was sold within three years, the notes would become due and interest at the applicable federal rate was applied retroactively from the date of the notes. Dividends, net of federal and state taxes, were applied to the principal of the notes. In 1996, dividends reduced the outstanding balance from $5,525,000 at December 31, 1995, to $2,300,000 at December 31, 1996. In
1995, dividends reduced the outstanding balance from $9,100,000 at December 31, 1994 to $5,525,000 at December 31, 1995.

NOTE 13:   BUSINESS SEGMENT INFORMATION

The Company operates predominantly in a single industry as a manufacturer of towers, poles and shelters for the telecommunications industry. This industry is strongly influenced by the growth in demand for wireless telecommunication services.

     The Company's export sales are less than 10% of total revenues. Revenues and identifiable assets are related to its U.S. operations and no one other geographic area accounts for more than 10 percent of total revenues or 10 percent of total assets. In 1997, no one customer accounted for more than 10 percent of the Company's net sales. The Company has one customer to which it sold towers and shelters for use in both the PCS and cellular markets that provided approximately 11 percent of its 1996 net sales.

NOTE 14:   EXPORT SALES

Export sales for the years ended December 31, 1997, 1996, and 1995 were $10.2 million, $8.0 million, and $8.3 million, respectively.

NOTE 15:   COMMITMENTS AND CONTINGENCIES

From time to time, the Company becomes party to various claims and legal actions arising during the ordinary course of business. Management believes that the Company's cost and any potential judgments resulting from such claims and actions would be covered by the Company's product liability insurance, except for deductible limits and self-insured retention. The Company intends to defend such claims and actions in cooperation with its insurers. It is management's opinion that, in any event, their outcome would not have a material effect on the Company's financial position or results of operations.

                                                      ROHN INDUSTRIES, INC. 15

QUARTERLY RESULTS OF OPERATIONS


-----------------------------------------------------------------------------------
UNAUDITED                       FIRST     SECOND       THIRD     FOURTH        YEAR
-----------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Net sales                    $37,748     $38,867     $37,427    $44,090    $158,132
Gross profit                  11,836      12,082       9,735     13,355      47,008
Operating income               7,819       7,651       2,084      8,905      26,459
Income from continuing
  operations before
  income taxes                 7,640       7,416       1,910     13,104      30,070
Net income                   $ 4,740     $ 4,591     $ 1,185    $ 8,403    $ 18,919
Net income per share --
  basic                      $  0.09     $  0.09     $  0.02    $  0.16    $   0.36
Net income per share --
  diluted                    $  0.09     $  0.09     $  0.02    $  0.16    $   0.36

1996
Net sales                    $30,957     $37,857     $41,910    $43,710    $154,434
Gross profit                   9,248      11,453      12,610     14,276      47,587
Operating income               5,815       7,659       8,786     10,238      32,498
Income from continuing
  operations                   3,514       4,603       5,780      6,385      20,282
Discontinued operations --
    Income from operations,
      net of tax               1,412       2,029         418         --       3,859
    Gain on sales, net of tax     --          --      21,900         --      21,900
Net income                   $ 4,926     $ 6,632     $28,098    $ 6,385      46,041

Net income per share --
  basic and diluted
  Continuing operations      $  0.07     $  0.09     $  0.11    $  0.12     $  0.39
  Discontinued operations --
    Income from operations      0.03        0.04        0.01         --        0.08
    Gain on sales                 --          --        0.42         --        0.42
Net income per share --
  basic and diluted          $  0.10     $  0.13     $  0.54    $  0.12     $  0.89


16 ROHN INDUSTRIES, INC.

REPORT OF INDEPENDANT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF ROHN INDUSTRIES, INC.:

     We have audited the accompanying consolidated balance sheets of ROHN Industries, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ROHN Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                             ArthurAndersen LLP
Chicago, Illinois
March 12, 1998

STATEMENT OF MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of ROHN Industries, Inc. and subsidiaries have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this annual report is consistent with that in the financial statements.

     Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. The system of internal control includes widely communicated statements of policies and business practices that are standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

     The consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants. As part of their audit of the Company's 1997 financial statements, Arthur Andersen LLP considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

     The Board of Directors pursues its responsibility for the Company's financial reporting through its Audit Committee, which is composed entirely of outside directors. The Audit Committee meets periodically with Arthur Andersen LLP and management. Arthur Andersen LLP has direct access to the Audit Committee, with and without the presence of management representatives, to discuss the results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Brian B. Pemberton                /s/ David V. LaRusso
BRIAN B. PEMBERTON                    DAVID V. LARUSSO
PRESIDENT                             VICE PRESIDENT, FINANCE
CHIEF EXECUTIVE OFFICER               CHIEF FINANCIAL OFFICER

                                                      ROHN INDUSTRIES, INC. 17